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As filed with the Securities and Exchange Commission on May 22, 2000

Registration No. 333-33824

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ADC TELECOMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

Minnesota	3661	41-0743912
(State or other jurisdiction of organization)	(primary standard industrial classification code number)	(I.R.S. employer identification number)

12501 Whitewater Drive
Minnetonka, Minnesota 55343
(952) 938-8080
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jeffrey D. Pflaum, Esq.
Vice President, General Counsel and Corporate Secretary
ADC Telecommunications, Inc.
12501 Whitewater Drive
Minnetonka, Minnesota 55343
(952) 938-8080
(name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert A. Rosenbaum, Esq.	Nick E. Yocca, Esq.
Dorsey & Whitney LLP	Stradling Yocca Carlson & Rauth
220 South Sixth Street	660 Newport Center Drive, Suite 1600
Minneapolis, Minnesota 55402	Newport Beach, CA 92660
(612) 340-2600	(949) 725-4000
Fax: (612) 340-8738	Fax: (949) 725-4100

APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: At the effective time of the merger of a wholly owned subsidiary of the Registrant with and into PairGain Technologies, Inc., which shall occur as soon as practicable after the Effective Date of this Registration Statement and the satisfaction or waiver of all conditions to closing of such merger.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the commission, acting pursuant to such Section 8(a), may determine.

[LOGO]

Dear PairGain Stockholders:

    PairGain's board of directors has unanimously approved a merger which will result in the acquisition of PairGain by ADC Telecommunications, Inc.

    In the merger, each share of PairGain common stock will be exchanged for 0.43 of a share of ADC common stock. ADC common stock is traded on The Nasdaq National Market under the trading symbol "ADCT," and on May 19th, 2000, ADC common stock closed at $58.31 per share.

    Before we can merge, a majority of the stockholders of PairGain must approve and adopt the merger agreement. Only stockholders who hold shares of PairGain common stock at the close of business on May 8, 2000, will be entitled to vote at the special meeting.

    Your Board of Directors has carefully considered the terms and conditions of the merger and unanimously recommends that you approve and adopt the merger agreement.

    This proxy statement/prospectus provides you with detailed information concerning ADC and the merger. Please give all of the information contained in the proxy statement/prospectus your careful attention. In particular, you should carefully consider the discussion in the section entitled "Risk Factors" on page 15 of this proxy statement/prospectus.

    TO VOTE YOUR SHARES, you may use the enclosed proxy card or attend a special stockholders meeting that will be held for this important vote. You may also vote by telephone or the Internet, as described in the proxy statement/prospectus. The special meeting will be held on Monday, June 26, 2000, at 10:00 a.m., at PairGain's executive offices located at 14402 Franklin Avenue, Tustin, California.

    YOUR VOTE IS VERY IMPORTANT. Please use this opportunity to take part in the affairs of PairGain by voting on the merger agreement. Whether or not you plan to attend the special meeting, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed stamped envelope.

                      Sincerely,

                      Michael Pascoe
                      President and Chief Executive Officer

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SHARES OF ADC COMMON STOCK TO BE ISSUED IN THE MERGER, OR DETERMINED IF THIS PROXY STATEMENT/ PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

    This proxy statement/prospectus is dated May 22, 2000, and was first mailed to PairGain stockholders on or about May 24, 2000.

REFERENCE TO ADDITIONAL INFORMATION

    This proxy statement/prospectus incorporates important business and financial information about ADC and PairGain from documents that are not included in or delivered with this proxy statement/ prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from ADC or PairGain, as the case may be, at the following addresses and telephone numbers:

ADC Telecommunications, Inc.	PairGain Technologies, Inc.
Investor Relations	Investor Relations
Post Office Box 1101	14402 Franklin Avenue
Minneapolis, Minnesota 55440-1101	Tustin, California 92780-7013
(952) 946-3630	(714) 730-2416

    If you would like to request documents, please do so by June 19, 2000 in order to receive them before the PairGain special meeting.

    See "Where You Can Find More Information" on page 69.

PAIRGAIN TECHNOLOGIES, INC.
14402 Franklin Avenue
Tustin, California 92780
(714) 832-9922

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON MONDAY, JUNE 26, 2000

To the Stockholders of PairGain Technologies, Inc.:

    We will hold a special meeting of stockholders of PairGain Technologies, Inc. at 10:00 a.m., local time, on Monday, June 26, 2000 at PairGain's executive offices located at 14402 Franklin Avenue, Tustin, California, for the following purposes:

  1.
  To consider and vote on a proposal to adopt and approve the Agreement and Plan of Merger by and among ADC Telecommunications, Inc., Roman Acquisition Corp. and PairGain Technologies, Inc. dated February 22, 2000, which is referred to as the merger agreement in the enclosed documents. Pursuant to the merger agreement, Roman Acquisition Corp. will merge with and into PairGain, and PairGain will become a wholly owned subsidiary of ADC. Each outstanding share of PairGain common stock will be converted into the right to receive 0.43 of a share of ADC common stock.

  2.
  To transact such other business as may properly come before the special meeting.

    We describe these items of business more fully in the proxy statement/prospectus attached to this notice. You are encouraged to read the entire document carefully.

    Only stockholders of record of PairGain common stock at the close of business on May 8, 2000 are entitled to notice of, and will be entitled to vote at, the special meeting or any adjournment or postponement. Adoption of the merger agreement will require the affirmative vote of the holders of PairGain common stock representing a majority of the outstanding shares of PairGain common stock entitled to vote at the special meeting.

    Your vote is important. To assure that your shares are represented at the special meeting, you are urged to complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the special meeting in person.

    You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before it has been voted at the special meeting. If you attend the special meeting you may vote in person even if you returned a proxy.

    Please do not send your stock certificates at this time. If the merger is consummated, you will be sent instructions regarding the surrender of your stock certificates.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of ADC common stock to be issued in the merger, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is unlawful.

                      BY ORDER OF THE BOARD OF DIRECTORS

                      Robert R. Price,
                      Secretary and Chief Financial Officer

Tustin, California
May 22, 2000

QUESTIONS AND ANSWERS ABOUT THE PAIRGAIN/ADC MERGER

Q:  WHY ARE WE PROPOSING TO MERGE?

A:  The merger will result in a combined company that is a leading supplier in the DSL broadband access market that can provide a complete offering of local loop access, transport and network management products based on HDSL, HDSL2, ADSL and SDSL technologies. The merger has many strategic benefits and synergies for the customers, employees and stockholders of both companies which will strengthen our combined teams of people to better assist our customers in meeting their goals of deploying competitive bundles of broadband communications services to consumers and businesses over high-speed network connections.

Q:  WHAT WILL I RECEIVE IN THE MERGER?

A:  If the merger is completed, you will receive 0.43 of a share of ADC common stock for each share of PairGain common stock you own. ADC will not issue fractional shares of common stock. You will receive cash based on the closing market price of ADC common stock as of the last trading date prior to the effective date of the merger instead of any fractional share that you would otherwise receive. Following the consummation of the merger, PairGain's stockholders will no longer own any interest in PairGain.

    In addition, each outstanding option to purchase a share of PairGain common stock will be assumed by ADC and converted into an option to purchase that number of whole shares of ADC common stock according to the same formula as the outstanding shares of PairGain common stock are converted to ADC common stock, rounded down to the nearest whole number of shares of ADC common stock, with the exercise price adjusted accordingly.

Q:  WHEN AND WHERE WILL THE SPECIAL MEETING TAKE PLACE?

A:  The special meeting is scheduled to take place at 10:00 a.m. local time on June 26, 2000 at PairGain's executive offices located at 14402 Franklin Avenue, Tustin, California.

Q:  WHAT DO I NEED TO DO NOW?

A:  Mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. If your shares are held in "street name" by your broker, your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted at the special meeting and it will have the same effect as voting against adoption of the merger agreement.

PairGain's board of directors unanimously recommends that PairGain stockholders vote FOR adoption of the merger agreement.

Q:  CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY PROXY?

A:  You may change your vote by delivering a signed notice of revocation or a later-dated, signed proxy card to PairGain's corporate secretary before the special meeting, or by attending the special meeting and voting in person.

Q:  SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:  No. After we complete the merger, ADC will send instructions to you explaining how to exchange your shares of PairGain common stock for the appropriate number of shares of ADC common stock.

Q:  WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A:  We hope to complete the merger by the end of June 2000. Because the merger is subject to governmental approvals, however, we cannot predict the exact timing.

Q:  WHAT ARE THE TAX CONSEQUENCES TO ME?

A:  Your receipt of shares of ADC common stock that are delivered to you in consideration for the cancellation of your shares of PairGain common stock pursuant to the merger will not be taxable in the United States.

Q:  WHO CAN I CALL WITH QUESTIONS?

A:  If you have any questions about the merger, please call PairGain Investor Relations at (714) 730-2416. For additional information about ADC, please contact its Investors Relations Department at (952) 946-3630.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS	1
MARKET PRICE AND DIVIDEND INFORMATION	13
RISK FACTORS	15
Risks Relating to the Merger	15
Risks Relating to ADC	16
THE SPECIAL MEETING OF PAIRGAIN STOCKHOLDERS	22
Date, Time and Place of the Special Meeting	22
Matters to be Considered at the Special Meeting	22
Record Date and Shares Entitled to Vote	22
Voting of Proxies; Revocation of Proxies	22
Vote Required	23
Quorum; Abstentions and Broker Non-Votes	23
Expenses of Solicitation	23
Board Recommendation	23
THE MERGER	25
Background of the Merger	25
ADC's Reasons for the Merger	27
PairGain's Reasons for the Merger and Board of Directors Recommendation	28
Opinion of PairGain's Financial Advisor	30
Completion and Effectiveness of the merger	37
Operations Following the Merger	37
Interests of Certain Persons in the Merger	38
Indemnification and Insurance	39
Regulatory Matters	40
Certain Federal Income Tax Considerations	40
Accounting Treatment	41
No Dissenters' or Appraisal Rights	42
Restrictions on Sale of Shares by Affiliates of PairGain and ADC	42
Stock Market Listing	42
Recent ADC Developments	42
Recent ADC Financial Results	43
THE MERGER AGREEMENT	44
Structure of the Merger and Conversion of PairGain Common Stock	44
Treatment of PairGain Stock Options	44
Exchange of PairGain Stock Certificates for ADC Stock Certificates	44
Representations and Warranties	45

i

Concept of Material Adverse Effect	47
PairGain's Conduct of Business Before Completion of the Merger	47
No Solicitation of Transactions	48
Conditions to the Merger	48
Termination of the Merger Agreement	49
Payment of Fees and Expenses	50
Amendments, Extension and Waivers	51
STOCK OPTION AGREEMENT	52
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	53
COMPARISON OF RIGHTS OF SHAREHOLDERS OF ADC AND PAIRGAIN	60
EXPERTS	69
LEGAL MATTERS	69
FUTURE SHAREHOLDER PROPOSALS	69
WHERE YOU CAN FIND MORE INFORMATION	69
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	70
ANNEX A—AGREEMENT AND PLAN OF MERGER
ANNEX B—STOCK OPTION AGREEMENT
ANNEX C—FORM OF VOTING AGREEMENT
ANNEX D—FAIRNESS OPINION
ANNEX E—ALTITUN AB FINANCIAL STATEMENTS

ii

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

    This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents referred to for a more complete understanding of the merger. In particular, you should read the documents attached to this proxy statement/prospectus, including the merger agreement, the stock option agreement, the voting agreement and the opinion of Broadview International, LLC, financial advisor to PairGain, which are attached as Annexes A, B, C and D, respectively. In addition, we have incorporated by reference important business and financial information about ADC and PairGain into this proxy statement/ prospectus, and have attached financial information regarding Altitun AB, a Swedish corporation recently acquired by ADC, as Annex E. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 69.

The Companies

PairGain Technologies, Inc.

  14402 Franklin Avenue
  Tustin, California 92780-7013
  (714) 832-9922
  http://www.pairgain.com

    PairGain is a leading provider of products based on DSL networking systems. PairGain designs, manufactures, markets and supports a comprehensive line of digital telecommunications products that allow telecommunications carriers and private network owners to more efficiently provide high-speed digital services to end users over the large existing infrastructure of unconditioned copper wires. These services enable high-speed data transmission for applications such as T1/E1, high-speed Internet access, telecommuting, local and wide area networking and video conferencing.

ADC Telecommunications, Inc.

  12501 Whitewater Drive
  Minnetonka, Minnesota 55343
  (952) 938-8080
  http://www.adc.com

    ADC is a global supplier of voice, video and data systems, equipment, software and services for telephone, cable television, Internet, broadcast, wireless and private communications networks. ADC's systems enable local access and high-speed transmission of communications services from providers to consumers and businesses over fiber-optic, copper, coaxial and wireless media.

Structure of the Transaction (See page 44)

    PairGain will merge with Roman Acquisition Corp., a newly formed, wholly owned subsidiary of ADC. PairGain will be the surviving corporation and will become a wholly owned subsidiary of ADC. In the merger, holders of PairGain common stock will receive 0.43 share of ADC common stock for each share of PairGain common stock that they own. Stockholders will receive cash for any fractional shares which they would otherwise receive in the merger.

    In addition, the outstanding PairGain stock options will be assumed by ADC and converted into options to acquire the number of whole shares of ADC common stock equal to the number of shares that were issuable upon exercise of the PairGain option immediately prior to the effective time of the merger multiplied by 0.43, rounded down to the nearest whole number of shares of ADC common stock. The per share exercise price of shares of ADC common stock issuable upon exercise of these new ADC options will be equal to the exercise price per share at which the PairGain option was exercisable immediately prior to the effective time divided by 0.43, rounded to the nearest whole cent. After conversion, the other terms and conditions of the ADC options will be substantially the same as the terms and conditions of the PairGain options.

Stockholder Approval (See page 23)

    The holders of a majority of the outstanding shares of PairGain common stock must approve and adopt the merger agreement. ADC shareholders are not required to approve and adopt the merger agreement and will not vote on the merger.

    You are entitled to cast one vote per share of PairGain common stock you owned as of May 8, 2000, the record date.

Recommendation of PairGain's Board of Directors (See page 23)

    After careful consideration, PairGain's board of directors has unanimously approved the merger agreement and determined that the merger is advisable and in the best interests of PairGain and its stockholders and recommends that PairGain stockholders vote FOR approval and adoption of the merger agreement.

Opinion of PairGain's Financial Advisor (See page 30)

    Broadview International, LLC, PairGain's financial advisor, delivered an opinion to PairGain's board of directors on February 22, 2000 that, subject to the considerations described in its opinion, the consideration to be received by the holders of PairGain common stock pursuant to the merger agreement is fair from a financial point of view to PairGain's stockholders. Broadview's opinion is summarized on pages 30 to 37 and the complete opinion of Broadview is attached as Annex D. Broadview's opinion is not a recommendation as to how PairGain stockholders should vote at the special meeting. We urge you to read it in its entirety.

Conditions to the Merger (See page 48)

    Our respective obligations to complete the merger are subject to the prior satisfaction or waiver of certain conditions. The following conditions, among others, must be satisfied or waived before the completion of the merger:

  •
  the merger agreement must be approved and adopted by PairGain's stockholders;

  •
  all necessary governmental consents must be obtained including expiration or termination of the applicable waiting periods under U.S. antitrust laws;

  •
  PairGain must receive an opinion of its tax counsel to the effect that the merger will qualify as a tax-free reorganization;

  •
  ADC must be advised in writing by its independent accountants that pooling-of-interests accounting is available for the merger;

  •
  certain employees of PairGain must have entered into employment agreements with ADC, and certain other employees who will be offered comparable positions with ADC must have agreed to waive certain terms of their existing change of control agreements with PairGain; and

  •
  there must have been no developments between the date of the merger agreement and completion of the merger that would have a material adverse effect on either PairGain or ADC, including, without limitation, failure by PairGain to achieve not less than $55 million of total consolidated revenue, not less than $5 million of Avidia product revenue, and a loss per share of not more than $0.03 per share for PairGain's fiscal quarter ending March 31, 2000, or the termination of employment of more than half of the Avidia product engineers employed by PairGain as of the date of the merger agreement.

Termination of the Merger Agreement (See page 49)

    The merger agreement may be terminated by mutual consent, or by either ADC or PairGain under certain circumstances, at any time before the completion of the merger, including:

  •
  if the merger is not completed, without the fault of the terminating party, by August 31, 2000;

  •
  if the PairGain stockholders do not approve and adopt the merger agreement at the special meeting;

  •
  if PairGain commits to or enters into an acquisition proposal from a third party which PairGain's board of directors determines in good faith to be superior to the terms of the merger with ADC.

    Among other reasons, the merger agreement may be terminated by ADC if PairGain's board of directors or any of its committees withdraws or modifies, in a manner adverse to ADC, its recommendation of the merger to PairGain's stockholders, or approves or recommends an acquisition proposal other than the merger with ADC.

Payment of Termination Fee (See page 50)

    PairGain has agreed to pay ADC a termination fee of $43,000,000 and/or reimburse ADC for its out-of-pocket expenses if the merger agreement is terminated under circumstances which are described on page 50 under the heading "Payment of Fees and Expenses."

No Other Negotiations Involving PairGain (See page 48)

    Until the merger is completed or the merger agreement is terminated, PairGain has agreed, subject to limited exceptions, that it will not, whether directly or indirectly:

  •
  initiate, solicit or encourage, directly or indirectly, any inquiries or acquisition proposals;

  •
  engage or participate in negotiations or discussions with, or furnish any information or data to, or facilitate any inquiries or proposals by, a third party relating to an acquisition proposal; or

  •
  enter into any agreement with respect to an acquisition proposal or approve an acquisition proposal.

    However, PairGain may engage in any of these acts otherwise prohibited, other than solicitation, initiation or encouragement of any takeover proposal, if PairGain's board of directors determines that PairGain has received an acquisition proposal that is superior, from a financial point of view, to the merger with ADC or if PairGain's board of directors determines that the failure to act is inconsistent with its fiduciary duties.

    An acquisition proposal is any proposal made by a party other than ADC to acquire 20% or more of the assets of, or 20% or more of the outstanding capital stock of PairGain or any of its subsidiaries. PairGain has agreed to provide ADC with detailed information about any acquisition proposal it receives.

Stock Option Agreement (See page 52)

    PairGain entered into a stock option agreement with ADC which granted ADC the option to buy up to 14,489,951 shares of PairGain common stock, which represents 19.9% of the shares of PairGain common stock outstanding on February 22, 2000. The exercise price of the option is $18.03 per share.

    ADC required PairGain to grant the option as a prerequisite to entering into the merger agreement. The option may discourage third parties from acquiring a significant stake in PairGain and is intended by ADC to increase the likelihood that the merger will be completed.

    The option is not currently exercisable and may only be exercised by ADC if (i) any person or group acquires or has the right to acquire 20% or more of the outstanding shares of common stock of PairGain; or (ii) an event occurs that would entitle ADC to receive a termination fee under the merger agreement. Otherwise, the option will terminate and may not be exercised by ADC.

    If the merger agreement is terminated and ADC exercises its option to purchase PairGain common stock, PairGain would not be able to account for future transactions as a pooling-of-interests.

    You are urged to read the stock option agreement in its entirety, a copy of which is attached hereto as Annex B.

Certain Individuals have entered into Voting Agreements (See page 23)

    In connection with the merger, certain PairGain officers and directors have entered into voting agreements with ADC. The voting agreements require, among other things, these PairGain stockholders to vote all shares of PairGain common stock beneficially owned by them in favor of adoption of the merger agreement. These PairGain stockholders were not paid additional consideration in connection with the voting agreements.

    The PairGain stockholders who entered into the voting agreements collectively held approximately 3% of the outstanding PairGain common stock as of February 22, 2000.

    You are urged to read the form of voting agreement in its entirety, a copy of which is attached hereto as Annex C.

Interests of Certain Persons in the Merger (See page 38)

    Certain executive officers and directors of PairGain have interests in the merger that are different from and in addition to their interests as PairGain stockholders generally. Two executive officers of PairGain have executed employment agreements with ADC that provide for certain benefits, including signing bonuses and stock option grants. Certain executive officers and directors will also receive ADC options in exchange for PairGain options, some of which will be fully vested when the merger is effective.

U.S. Federal Income Tax Consequences of the Merger (See page 40)

    We have structured the merger so that, in general, PairGain's stockholders will not recognize gain or loss for United States federal income tax purposes in the merger, except for taxes payable because of cash received by PairGain stockholders instead of fractional shares of ADC common stock. It is a condition to the merger that PairGain receives a legal opinion to the effect that the merger constitutes a tax-free reorganization within the meaning of the U.S. Internal Revenue Code.

Accounting Treatment of the Merger (See page 41)

    ADC intends to account for the merger as a pooling-of-interests business combination. It is a condition to completion of the merger that ADC be advised in writing by its independent accountants that the merger can properly be accounted for as a pooling-of-interests business combination. Under the pooling-of-interests method of accounting, each of our historical recorded assets and liabilities will be carried forward to the combined company at their recorded amounts. In addition, the operating results of the combined company will include our operating results for the entire fiscal year in which the merger is completed and our historical reported operating results for prior periods will be combined and restated as the operating results of the combined company.

Antitrust Approval required to complete the Merger (See page 40)

    The merger is subject to U.S. antitrust laws. We have made the required filings with the U.S. Department of Justice and the Federal Trade Commission, and the applicable waiting period expired on May 5, 2000. The Department of Justice or the Federal Trade Commission, as well as a state or private person, however, may challenge the merger at any time before or after its completion.

Restrictions on the ability to sell ADC Common Stock (See page 42)

    All shares of ADC common stock received by you in connection with the merger will be freely transferable unless you are considered an "affiliate" of either PairGain or ADC for purposes of the Securities Act of 1933. Shares of ADC common stock held by these affiliates may only be sold pursuant to an effective registration statement or exemption. This proxy statement/prospectus does not register the resale of stock held by affiliates.

You do not have Dissenters' or Appraisal Rights (See page 42)

    Under Delaware law, you are not entitled to dissenters' or appraisal rights in connection with the merger.

Surrender of Stock Certificates (See page 44)

    Following the effective time of the merger, ADC will cause a letter of transmittal to be mailed to all holders of PairGain common stock containing instructions for surrendering their certificates. Certificates should not be surrendered until the letter of transmittal is received, fully completed and returned by such holder as instructed in the letter of transmittal.

Certain Effects of the Merger (See page 60)

    Upon consummation of the merger, PairGain stockholders will become shareholders of ADC. The internal affairs of ADC are governed by the Minnesota Business Corporation Act and ADC's restated articles of incorporation and bylaws. The merger will result in certain differences in the rights of PairGain stockholders. See "Comparison of Rights of Shareholders of ADC and PairGain."

Recent ADC Developments (See page 42)

    On May 16, 2000, ADC acquired IBSEN Micro Structures, a photonics company located in Copenhagen, Denmark, focused on development and production of high-performance optical components and tools. The acquisition is valued at approximately $80 million and will be accounted for using the purchase method.

    On May 17, 2000, ADC acquired Altitun AB, a leading developer and supplier of active optical components for next-generation optical networks, located in Kista, Sweden. Altitun provides a full tunable laser product line and is the first tunable laser company to offer an integrated electronics control package that ensures easy management and integration.

    ADC will issue approximately 15,227,000 shares of its common stock to Altitun's shareholders and optionholders in the transaction. The transaction is intended to be accounted for as a pooling-of-

interests. ADC expects to take a one-time charge for various acquisition-related expenses the amount of which has not yet been determined. Excluding the one-time charge, ADC expects the acquisition to be approximately $0.08 dilutive to earnings per share in both fiscal years 2000 and 2001.

Recent ADC Financial Results (See page 43)

    Set forth below are certain financial results of ADC for the quarterly period ended April 30, 2000.

Sales	$709 million
Net income	$94 million
Net income per diluted share	$0.29

    Sales for the second quarter ended April 30, 2000 represented an increase of 55% over the $457 million in the comparable quarter of 1999. Net income in the second quarter of 2000 increased to a record $94 million increasing 107% compared to the second quarter of 1999, or $0.15 per diluted share.

Forward-Looking Statements in this Proxy Statement/Prospectus

    This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to ADC's and PairGain's financial condition, results of operations and business and the expected impact of the merger on ADC's financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" on page 15 of this proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
OF ADC TELECOMMUNICATIONS, INC.
(in thousands except per share data)

    The following selected historical consolidated financial data should be read in conjunction with ADC's consolidated financial statements and related notes thereto and ADC's "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this document. The consolidated statement of income data for the three months ended January 31, 2000 and each of the three years ended October 31, 1999, and the consolidated balance sheet data at January 31, 2000 and October 31, 1999 and 1998, are derived from the consolidated financial statements of ADC which are incorporated by reference in this document. The consolidated statement of income data for the years ended October 31, 1996 and 1995 and the consolidated balance sheet data at October 31, 1997, 1996 and 1995, are derived from the audited consolidated financial statements of ADC which are not included or incorporated by reference in this document. Historical results are not necessarily indicative of the results to be expected in the future.

	Unaudited Three Months Ended January 31,	Year Ended October 31,
	2000	1999	1998	1997	1996	1995
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales	$544,634	$1,926,947	$1,547,383	$1,271,495	$881,929	$616,518
Costs of product sold	283,057	1,009,983	799,394	661,993	461,242	314,380

Gross profit	261,577	916,964	747,989	609,502	420,687	302,138
Expenses:
Research and development	57,950	192,872	159,301	132,784	94,209	68,051
Selling and administration	113,965	390,194	307,982	248,334	174,789	138,600
Goodwill amortization	5,567	22,249	12,543	10,013	5,235	3,133
Non-recurring charges	—	148,977	9,168	22,700	—	3,914

Total expenses	177,482	754,292	488,994	413,831	274,233	213,698

Operating income	84,095	162,672	258,995	195,671	146,454	88,440
Other income (expense), net	1,251	(2,289)	3,532	6,312	4,830	6,043

Income before income taxes	85,346	160,383	262,527	201,983	151,284	94,483
Provision for income taxes	29,018	72,748	88,748	69,209	52,252	32,915

Net income	$56,328	$87,635	$173,779	$132,774	$99,032	$61,568

Earnings per share—basic (1)	$0.19	$0.29	$0.59	$0.46	$0.35	$0.24

Earnings per share—diluted (1)	$0.18	$0.29	$0.58	$0.45	$0.34	$0.23

Average shares outstanding—basic (1)	302,120	299,002	296,200	289,656	282,016	256,120

Average shares outstanding—diluted (1)	314,518	306,138	301,644	295,022	288,940	262,288

	Unaudited January 31,	October 31,
	2000	1999	1998	1997	1996	1995
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, and short-term investments	$364,315	$294,016	$375,522	$178,594	$218,616	$262,213
Working capital	732,014	616,484	587,071	437,085	399,758	386,678
Total assets	1,814,519	1,672,529	1,462,232	1,041,678	825,254	637,114
Total shareowner's investment	1,396,005	1,248,551	1,046,464	831,097	664,081	541,790

(1)
Basic earnings per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of shares of common stock outstanding plus all additional common stock that would have been outstanding if potentially dilutive common shares related to stock options had been issued.

  Earnings per share amounts, stock options and shares outstanding have been restated to reflect ADC's two-for-one stock split effected in the form of a stock dividend issued on February 15, 2000.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
OF PAIRGAIN TECHNOLOGIES, INC.
(in thousands except per share data)

    The following selected historical consolidated financial data should be read in conjunction with PairGain's consolidated financial statements and related notes thereto and PairGain's "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this document. The consolidated statement of income data for the three month period ended March 31, 2000 and each of the three years ended December 31, 1999, and the consolidated balance sheet data at March 31, 2000, December 31, 1999 and 1998, are derived from the consolidated financial statements of PairGain which are incorporated by reference in this document. The consolidated statement of income data for the years ended December 31, 1996 and 1995, and the consolidated balance sheet data at December 31, 1997, 1996 and 1995, are derived from audited consolidated financial statements of PairGain not included or incorporated by reference in this document. Historical results are not necessarily indicative of the results to be expected in the future.

	Unaudited Three Months Ended March 31,	Year Ended December 31,
	2000	1999	1998	1997	1996	1995
CONSOLIDATED STATEMENT OF INCOME DATA:
Net revenues	$60,690	$224,875	$283,100	$282,325	$205,505	$107,224
Costs of revenues	41,803	138,463	146,569	142,571	106,518	56,223

Gross profit	18,887	86,412	136,531	139,754	98,987	51,001
Expenses:
Research and development	16,794	45,334	37,576	31,982	19,512	10,728
Selling and marketing	12,659	35,016	30,098	22,808	17,585	9,944
General and administrative	4,952	22,127	13,321	10,583	10,364	6,797
Goodwill amortization	119	—	—	—	—	—
Merger expenses	248	—	—	2,642	—	—

Total operating expenses	34,772	102,477	80,995	68,015	47,461	27,469

Operating (loss) income	(15,885)	(16,065)	55,536	71,739	51,526	23,532
Other income (loss), net	2,931	7,583	7,529	6,204	6,198	(13,294)
Gain on sale of microelectronics engineering group	328,591	—	—	—	—	—

Income (loss) before income taxes	315,637	(8,482)	63,065	77,943	57,724	10,238
Provision for (benefit from) income taxes(1)	126,255	(10,905)	23,566	30,306	22,816	9,182

Net income	$189,382	$2,423	$39,499	$47,637	$34,908	$1,056

Earnings per share—basic(2)	$2.61	$0.03	$0.56	$0.70	$0.54	$0.02

Earnings per share—diluted(2)	$2.46	$0.03	$0.53	$0.63	$0.47	$0.02

Average shares outstanding—basic(2)	72,693	70,994	70,234	67,991	64,247	58,225

Average shares outstanding—diluted(2)	76,897	75,668	74,802	75,225	73,768	67,280

		December 31,
	Unaudited March 31, 2000	1999	1998	1997	1996	1995
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, and short-term investments	$493,402	$191,572	$233,934	$176,585	$114,195	$55,725
Working capital	495,930	259,591	257,713	214,724	140,681	84,766
Total assets	723,173	325,081	328,520	282,419	195,004	105,326
Total stockholders' equity	546,637	292,957	279,041	235,517	157,596	93,931

(1)
The majority of the tax benefit recorded for the year ended December 31, 1999 related to a capital loss incurred in 1995, which had previously been unrecognized due to the uncertainty of generating capital gains under current investment policies. Due to the divestiture of the microelectronics engineering group in the first quarter of 2000, the realization of these capital losses is now assured.
(2)
Basic earnings per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of shares of common stock outstanding plus all additional common stock that would have been outstanding if potentially dilutive common shares related to common stock equivalents had been issued.

  All share and per share amounts have been adjusted for the June 18, 1996 and December 18, 1996 two-for-one stock splits.

SELECTED UNAUDITED PRO FORMA COMBINED
FINANCIAL DATA OF ADC TELECOMMUNICATIONS, INC.
AND PAIRGAIN TECHNOLOGIES, INC.
(in thousands except per share data)

    The selected unaudited pro forma combined financial data reflects the merger using the pooling-of-interests method of accounting. Since the fiscal years for ADC and PairGain differ, PairGain will change its fiscal year to coincide with ADC upon consummation of the merger. The unaudited pro forma condensed combined statement of income combines ADC's consolidated statement of income data for the three month period ended January 31, 2000 and fiscal years ended October 31, 1999, 1998, and 1997 with PairGain's consolidated statement of income data for the three month period ended March 31, 2000 and fiscal years ended December 31, 1999, 1998 and 1997, respectively. The unaudited selected pro forma combined balance sheet data combines ADC's consolidated balance sheet data as of January 31, 2000 and October 31, 1999, 1998, and 1997 with PairGain's consolidated balance sheet data as of March 31, 2000 and December 31, 1999, 1998 and 1997, respectively. The selected unaudited pro forma combined financial data have been derived from information contained in the most recent annual and quarterly reports filed by ADC and PairGain, which are incorporated by reference.

    On May 17, 2000, ADC acquired Altitun AB, a Swedish corporation, in a transaction to be accounted for as a pooling-of-interests. See "The Merger—Recent ADC Developments." The ADC, PairGain and Altitun unaudited combined financial data are based on the historical consolidated financial statements and notes thereto of ADC and PairGain, which are incorporated by reference or included elsewhere in this document, and the supplemental historical consolidated financial statements and notes thereto of Altitun attached as Annex E. This presentation is on the same basis as the ADC and PairGain unaudited proforma combined financial data described above and is consistent with the years expected to be combined after the date of the closing of the mergers of ADC, PairGain and Altitun.

    The selected unaudited pro forma combined financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated at the beginning of the periods indicated, nor is such information indicative of the future operating results or financial positions of the combined company after the merger.

	ADC and PairGain
	Unaudited Three Months Ended January 31,	Year Ended October 31,
	2000	1999	1998	1997
PRO FORMA CONSOLIDATED STATEMENT OF INCOME:
Net sales	$605,324	$2,151,822	$1,830,483	$1,553,820
Cost of product sold	324,860	1,148,446	945,963	804,564

Gross profit	280,464	1,003,376	884,520	749,256
Expenses:
Research and development	74,744	238,206	196,877	164,766
Selling and administrative	131,576	447,337	351,401	281,725
Goodwill amortization	5,686	22,249	12,543	10,013
Non-recurring charges	248	148,977	9,168	25,342

Total expenses	212,254	856,769	569,989	481,846

Operating income	68,210	146,607	314,531	267,410
Other income, net	4,182	5,294	11,061	12,516
Gain on sale of microelectronics engineering group	328,591	—	—	—

Income before income taxes	400,983	151,901	325,592	279,926
Provision for income taxes	155,273	61,843	112,314	99,515

Net income	$245,710	$90,058	$213,278	$180,411

Earnings per share—basic	$0.74	$0.27	$0.65	$0.57

Earnings per share—diluted	$0.71	$0.27	$0.64	$0.55

Average shares outstanding—basic	333,378	329,529	326,401	318,892

Average shares outstanding—diluted	347,584	338,675	333,809	327,369

		October 31,
	Unaudited January 31, 2000
		1999	1998	1997
PRO FORMA CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, and short-term investments	$857,717	$485,588	$609,456	$355,179
Working capital	1,204,444	876,075	844,784	651,809
Total assets	2,537,692	1,997,610	1,790,752	1,324,097
Total shareowner's investment	1,919,142	1,541,508	1,325,505	1,066,614

	ADC, PairGain and Altitun
	Unaudited Three Months Ended January 31,	Year Ended October 31,
	2000	1999	1998	1997
PRO FORMA CONSOLIDATED STATEMENT OF INCOME:
Net sales	$605,368	$2,152,468	$1,831,142	$1,553,853
Cost of product sold	325,457	1,149,947	946,485	804,618

Gross profit	279,911	1,002,521	884,657	749,235
Expenses:
Research and development	75,048	238,941	197,357	164,767
Selling and administrative	132,224	448,609	352,023	281,730
Goodwill amortization	5,686	22,249	12,543	10,013
Non-recurring charges	248	148,977	9,168	25,342

Total expenses	213,206	858,776	571,091	481,852

Operating income	66,705	143,745	313,566	267,383
Other income, net	4,240	5,348	11,089	12,518
Gain on sale of microelectronics engineering group	328,591	—	—	—

Income before income taxes	399,536	149,093	324,655	279,901
Provision for income taxes	155,286	61,843	112,314	99,515

Net income	$244,250	$87,250	$212,341	$180,386

Earnings per share—basic	$0.71	$0.26	$0.63	$0.55

Earnings per share—diluted	$0.68	$0.25	$0.62	$0.53

Average shares outstanding—basic	346,171	340,475	336,463	328,954

Average shares outstanding—diluted	360,376	349,621	343,871	337,431

		October 31,
	Unaudited January 31, 2000
		1999	1998	1997
PRO FORMA CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, and short-term investments	$863,942	$492,995	$611,080	$355,179
Working capital	1,204,595	883,117	846,326	651,179
Total assets	2,545,885	2,006,091	1,792,983	1,324,154
Total shareowner's investment	1,920,801	1,549,211	1,327,336	1,066,585

COMPARATIVE PER SHARE DATA

    In the following tables, we provide you with certain historical per share data and combined per share data on an unaudited pro forma basis after giving effect to the acquisitions assuming that 0.43 shares of ADC common stock are issued in exchange for each share of PairGain and 12.837 shares of ADC common stock are issued in exchange for each share of Altitun. This data should be read along with the summary financial data and the historical financial statements of ADC and PairGain and the notes thereto that are incorporated by reference in this document and the historical financial statements of Altitun set forth in Annex E. The pro forma information is presented for illustrative purposes only. You should not rely on the pro forma financial information as an indication of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during the periods presented.

	Historical
				Pro forma Combined(1)	PairGain equivalent Pro forma Combined(1)(2)	Altitun equivalent Pro forma Combined(1)(2)
	ADC	PairGain	Altitun
DILUTED NET INCOME (LOSS) PER SHARE(1):
Three Months ended January 31, 2000	$0.18	$2.46	$(1.47)	$$0.68	$0.29	$8.70
Fiscal Year ended October 31, 1999	0.29	0.03	(1.20)	0.25	0.11	3.20
Fiscal Year ended October 31, 1998	0.58	0.53	(1.26)	0.62	0.27	7.93
Fiscal Year ended October 31, 1997	0.45	0.63	(0.03)	0.53	0.23	6.86
BOOK VALUE PER SHARE(1)(3):
January 31, 2000 (Quarter ended)	$4.44	$7.11	$7.18	$5.33	$2.29	$68.42
October 31, 1999 (Fiscal Year)	4.08	3.87	9.03	4.43	1.91	56.88

(1)
The pro forma combined information per ADC share combines financial information of ADC for the fiscal years ended October 31, 1999, 1998 and 1997 and the three months ended January 31, 2000 with the financial information of PairGain and Altitun for the twelve months ended December 31, 1999, 1998, 1997 and the three months ended March 31, 2000, respectively.

(2)
The unaudited PairGain and Altitun equivalent pro forma per share amounts are calculated by multiplying the pro forma combined per share amounts for diluted net income per share and book value per share by the respective exchange ratios.

(3)
Historical book value per share is computed by dividing stockholders' equity by the average number of dilutive shares outstanding at the end of each period presented. Pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma average number of diluted shares outstanding at the end of each period presented.

MARKET PRICE AND DIVIDEND INFORMATION

Recent Closing Prices

    The table below presents the closing price per share of ADC common stock and PairGain common stock on the Nasdaq National Market on February 22, 2000, the last full trading day immediately preceding the public announcement of the proposed merger, and on May 19, 2000, the most recent practicable date prior to the mailing of this document, as well as the "equivalent stock price" of shares of PairGain common stock on such dates. The "equivalent stock price" of shares of PairGain common stock represents the closing sales price per share for ADC's common stock on the Nasdaq National Market at such specified date, multiplied by the exchange ratio of 0.43. Keep in mind that because of market price fluctuations the "equivalent stock price" may be greater than or less than the value of the ADC common stock and cash in lieu of fractional shares that a PairGain stockholder will receive for each share of PairGain common stock in connection with the merger. Stockholders should obtain current market quotations for shares of ADC common stock and PairGain common stock prior to making any decision with respect to the merger.

	ADC Common Stock (Price per share)	PairGain Common Stock (Price per share)	PairGain Equivalent Stock Price (Price per share)
February 22, 2000	$46.81	$16.06	$20.13
May 19, 2000	$58.31	$24.63	$25.07

Historical Market Price Data

    PairGain's common stock is quoted on the Nasdaq National Market under the symbol "PAIR." ADC's common stock is quoted on the Nasdaq National Market under the symbol "ADCT."

    The following table sets forth the high and low sales prices per share of PairGain's common stock for the periods indicated:

	PairGain Common Stock
	High	Low
1998
Quarter ended March 31, 1998	$24.38	$15.50
Quarter ended June 30, 1998	24.13	12.75
Quarter ended September 30, 1998	17.50	7.38
Quarter ended December 31, 1998	13.63	6.00
1999
Quarter ended March 31, 1999	12.00	7.81
Quarter ended June 30, 1999	16.13	8.50
Quarter ended September 30, 1999	14.13	8.00
Quarter ended December 31, 1999	18.56	11.00
2000
Quarter ended March 31, 2000	20.88	10.63
Quarter ended June 30, 2000 (through May 19)	27.38	15.25

    The following table sets forth the high and low sales prices per share of ADC's common stock (retroactively adjusted for a two-for-one stock split effected in the form of a stock dividend issued on February 15, 2000). For purposes of comparison, the PairGain common stock price information is also presented for the fiscal periods of ADC rather than for PairGain's historical fiscal periods:

	ADC Common Stock		PairGain Common Stock
	High	Low	High	Low
1998
Quarter ended January 31, 1998	$21.82	$8.38	$30.00	$15.50
Quarter ended April 30, 1998	16.07	9.82	24.38	17.88
Quarter ended July 31, 1998	18.85	13.32	20.13	12.75
Quarter ended October 31, 1998	17.41	7.88	14.25	6.00
1999
Quarter ended January 31, 1999	20.57	11.63	13.63	6.88
Quarter ended April 30, 1999	26.13	17.82	13.81	7.94
Quarter ended July 31, 1999	26.82	19.82	16.13	9.00
Quarter ended October 31, 1999	24.10	17.19	14.13	8.00
2000
Quarter ended January 31, 2000	38.19	23.00	18.56	10.63
Quarter ended April 30, 2000	64.50	31.56	26.25	11.56
Quarter ended July 31, 2000 (through May 19, 2000)	63.13	55.06	27.38	21.88

Dividend Information

    ADC has not declared or paid a cash dividend in the last ten years. PairGain has never paid a cash dividend. Both companies anticipate that they will continue to retain any earnings for the foreseeable future for use in the operation of their respective businesses.

Number of Stockholders

    As of May 15, 2000, there were approximately 535 stockholders of record who held shares of PairGain common stock, as shown on the records of PairGain's transfer agent for such shares.

Shares held by Certain Stockholders

    As of May 15, 2000, 5.6% of the outstanding shares of PairGain common stock were held by directors and executives officers of PairGain and their affiliates, and 0.2% of the outstanding shares of ADC common stock were held by directors and executive officers of ADC and their affiliates. Adoption of the merger agreement by PairGain's stockholders requires the affirmative vote of the holders of a majority of the shares of PairGain common stock outstanding and entitled to vote at the special meeting.

RISK FACTORS

    By voting in favor of the merger, you will be choosing to invest in ADC common stock. In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to approve and adopt the merger agreement.

Risks relating to the Merger

    You will receive 0.43 of a share of ADC common stock despite changes in market value of PairGain common stock or ADC common stock.

    Upon completion of the merger, each share of PairGain common stock will be exchanged for 0.43 of a share of ADC common stock. There will be no adjustment for changes in the market price of either PairGain common stock or ADC common stock, and PairGain and ADC are not permitted to "walk away" from the merger or resolicit the vote of PairGain's stockholders solely because of changes in the market price of ADC common stock. Accordingly, the specific dollar value of ADC common stock to be received by you upon completion of the merger will depend on the market value of ADC common stock at the time of completion of the merger. No prediction can be made as to the market price of ADC common stock at the completion of the merger or as to the market price of ADC common stock after the completion of the merger.

    Although ADC and PairGain expect that the merger will result in benefits, those benefits may not be realized.

    Achieving the benefits of the merger will depend in part on the integration of the technology, operations and personnel of the two companies in a timely and efficient manner so as to minimize the risk that the merger will result in the loss of customers or key employees or the continued diversion of the attention of management. The integration of ADC and PairGain will be a complex, time consuming and expensive process and may disrupt ADC's and PairGain's business if not completed in a timely and efficient manner. Among the challenges involved in this integration is demonstrating to customers that the merger will not result in adverse changes in product quality, lead time for product deliveries or customer service standards, persuading personnel that ADC's and PairGain's business cultures are compatible and addressing any perceived adverse changes in business focus. In addition, anticipated synergies from the merger may not materialize. There can be no assurance that ADC and PairGain can be successfully integrated or that any of the anticipated benefits will be realized, and failure to do so could have a material adverse effect on ADC's business, financial condition and operating results.

    Failure to qualify for pooling-of-interests accounting treatment may harm the future operating results of the combined company.

    ADC intends to account for the merger as a pooling-of-interests business combination. It is a condition to completion of the merger that ADC be advised by Arthur Andersen LLP that they concur with ADC management's conclusion that the transactions contemplated by the merger agreement can properly be accounted for as a pooling-of-interests business combination. Under the pooling-of-interests method of accounting, each of ADC's and PairGain's historical recorded assets and liabilities will be carried forward to the combined company at their recorded amounts. In addition, the operating results of the combined company will include ADC's and PairGain's operating results for the entire fiscal year in which the merger is completed and ADC's and PairGain's historical reported operating results for prior periods will be combined and restated as the operating results of the combined company.

    After completion of the merger, if events occur that cause the merger to no longer qualify for pooling-of-interests accounting treatment, the purchase method of accounting would apply. Under that method, ADC would record the estimated fair value of ADC common stock issued in the merger as the cost of acquiring the business of PairGain. That cost would be allocated to the net assets acquired, with the excess of the estimated fair value of ADC common stock over the fair value of net assets acquired recorded as goodwill or other intangible assets. To the extent goodwill and other intangibles are recorded on ADC's financial statements, ADC will be required to take a noncash charge to earnings every year for periods of up to 15 years until the full values of this goodwill and other intangibles have been fully amortized. The estimated fair value of ADC common stock to be issued in the merger is expected to be much greater than the historical net book value at which PairGain carries its assets in its accounts. Therefore, purchase accounting treatment would reduce the reported income and earnings per share of the combined company for several years into the future compared to pooling-of-interests accounting treatment.

    Failure to complete the merger could negatively impact PairGain's stock price and future business and operations.

    If the merger is not completed for any reason, PairGain may be subject to a number of material risks, including the following:

  •
  PairGain may be required to pay ADC a termination fee of $43 million under certain circumstances;

  •
  the option granted to ADC by PairGain may become exercisable under certain circumstances;

  •
  the price of PairGain common stock may decline to the extent that the current market price of PairGain common stock reflects a market assumption that the merger will be completed; and

  •
  costs related to the merger, such as legal, accounting and certain financial advisory fees, must be paid even if the merger is not completed.

    In addition, PairGain's customers may, in response to the announcement of the merger, delay or defer purchasing decisions. Any delay or deferral in purchasing decisions by PairGain customers could have a material adverse effect on PairGain's business, regardless of whether or not the merger is ultimately completed. Similarly, current and prospective PairGain employees may experience uncertainty about their future role with ADC until ADC's strategies with regard to PairGain are executed. This may adversely affect PairGain's ability to attract and retain key management, sales, marketing and technical personnel.

    Further, if the merger is terminated and PairGain's board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than that which would be paid in the merger. In addition, while the merger agreement is in effect, subject to certain limited exceptions described on page 48 of this proxy statement/prospectus, PairGain is prohibited from soliciting, initiating or encouraging or entering into a transaction with any party other than ADC that would result in the acquisition of PairGain. Furthermore, if ADC exercises its option to purchase PairGain common stock, PairGain may not be able to account for a future transaction as a pooling-of-interests.

Risks relating to ADC

    Demand for ADC's products may decrease if ADC is unable to anticipate and adapt to rapidly changing technology.

    The communications equipment industry is characterized by rapid technological change. In its industry, ADC also faces evolving industry standards, changing market conditions and frequent new product and service introductions and enhancements. The introduction of products using new technologies or the adoption of new industry standards can make existing products or products under development obsolete or unmarketable. In order to grow and remain competitive, ADC will need to adapt to these rapidly changing technologies, to enhance its existing solutions, and to introduce new solutions to address its customers' changing demands.

    In addition, new product development often requires long-term forecasting of market trends, development and implementation of new technologies and processes, and a substantial capital commitment. ADC has invested, and ADC will continue to invest, substantial resources for the development of new products. ADC may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of new solutions. In addition, these new solutions and enhancements must meet the requirements of ADC's current and prospective customers and must achieve significant market acceptance. If ADC fails to anticipate or respond on a cost-effective and timely basis to technological developments, changes in industry standards or customer requirements, or if ADC has any significant delays in product development or introduction, its business, operating results and financial condition could be affected in a material adverse way.

    The market for communications equipment products and services is rapidly changing.

    In the past, ADC's principal product offerings have been copper-based and fiber-optic-based products designed to connect and transmit information on traditional telephony networks. With the growth of multimedia applications and the development of enhanced Internet/data, video and voice services, ADC's recent product offerings and research and development efforts have been and are focused on emerging technologies and network equipment, software and integration service offerings for communications equipment applications. The market for communications equipment, network equipment, software and integration services is rapidly changing. ADC's future growth is dependent in part on its ability to successfully develop and commercially introduce new products for this market.

    ADC's future will also depend on the growth of the communications equipment market. The growth in the market for communications equipment products and services is dependent on a number of factors. These factors include:

  •
  the amount of capital expenditures by network providers;

  •
  regulatory and legal developments;

  •
  changes to capital expenditure rates by network providers due to consolidation among ADC's customers;

  •
  the addition of new customers to the market; and

  •
  end-user demand for integrated Internet/data, video, voice, and other network services.

    ADC cannot predict whether the market for communications equipment products and services will develop rapidly. Also, ADC cannot predict technological trends or new products in this market. In addition, ADC cannot predict whether its products and services will meet with market acceptance or be profitable. ADC may not be able to compete successfully, and competitive pressures may materially and adversely affect its business, operating results and financial condition.

    ADC's industry is highly competitive.

    Competition in the communications equipment industry is intense. ADC believes that competition may increase substantially with the increased use of broadband networks and recent regulatory changes. Competition may also be affected by consolidation among communications equipment providers. ADC believes its success in competing with other manufacturers of communications equipment products and services will depend primarily on its engineering, manufacturing and marketing skills, the price, quality and reliability of its products, and its delivery and service capabilities. ADC also anticipates increasing pricing pressures from current and future competitors. Many of ADC's foreign and domestic competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than ADC. As a result, ADC's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. ADC cannot predict whether it will be able to compete successfully with its existing and new products and services or with current and future competitors.

    In addition, ADC believes that technological change, the increasing addition of Internet/data, video, voice, and other services to networks, continuing regulatory changes and industry consolidation or new entrants will continue to cause rapid evolution in the competitive environment. The full scope and nature of these changes is difficult to predict at this time. Increased competition could lead to price cuts, reduced gross margins and loss of market share, which may seriously harm ADC's business, operating results and financial condition.

    ADC's operating results fluctuate significantly.

    ADC's operating results vary significantly from quarter to quarter. These fluctuations are the result of a number of factors, including:

  •
  the volume and timing of orders from and shipments to major customers;

  •
  the timing of and the ability to obtain new customer contracts;

  •
  the timing of new product and service announcements;

  •
  the availability of products and services;

  •
  the overall level of capital expenditures by public network providers;

  •
  the market acceptance of new and enhanced versions of ADC's products and services or variations in the mix of products and services ADC sells; and

  •
  the availability and cost of key components.

    ADC is growing through acquisition and expansion, and its recent results of operations may not be a good predictor of its results in future periods. ADC's expense levels are based in part on expectations of future revenues. If revenue levels in a particular period are lower than expected, ADC's operating results will be adversely affected. In addition, ADC's results of operations are also subject to seasonal factors. ADC historically has had stronger demand for its products and services in the fourth fiscal quarter, primarily as a result of its year-end incentives and customer budget cycles. ADC has experienced weaker demand for its products and services in the first fiscal quarter, primarily as a result of the number of holidays in late November, December and early January and a general industry slowdown during that period. ADC cannot predict if historical seasonal trends will continue in the future.

    The regulatory environment in which ADC operates is changing.

    The communications equipment industry is subject to regulation in the United States and other countries. ADC's business is dependent upon the continued growth of the telecommunications industry in the United States and internationally. Federal and state regulatory agencies regulate most of its domestic customers. In early 1996, the U.S. Telecommunications Act of 1996 was enacted. The Telecommunications Act lifted certain restrictions on the ability of companies, including the Regional Bell Operating Companies and other customers of ADC, to compete with one another. The Telecommunications Act also made other significant changes in the regulation of the telecommunications industry. While ADC believes that these changes could increase its opportunities to provide solutions for ADC's customers' Internet/data, video and voice needs, this result is dependent on the reaction of ADC's existing and prospective customers to these new regulatory trends. The full impact of these regulatory changes on the market for ADC's products is difficult to predict; however, competition in ADC's markets could intensify as a result of the changes in regulation. Changes in current or future laws or regulations in the United States or elsewhere could adversely affect ADC's business.

    Conditions in international markets could affect ADC's operations.

    ADC's international sales accounted for approximately 23% of its net sales in fiscal 1999, 22% of its net sales in fiscal 1998 and 21% of its net sales in fiscal 1997. ADC expects international sales to increase as a percentage of net sales in the future. In addition to sales and distribution in numerous countries, ADC owns or subcontracts operations located in Argentina, Australia, Austria, Canada, China, Finland, Ireland, Israel, Mexico and the United Kingdom. Due to ADC's international sales and ADC's international manufacturing and software development operations, ADC is subject to the risks of conducting business internationally. These risks include:

  •
  local economic and market conditions;

  •
  political and economic instability;

  •
  unexpected changes in or impositions of legislative or regulatory requirements;

  •
  fluctuations in the exchange rate of the U.S. dollar;

  •
  tariffs and other barriers and restrictions;

  •
  longer payment cycles;

  •
  difficulties in enforcing intellectual property and contract rights;

  •
  greater difficulty in accounts receivable collection;

  •
  potentially adverse taxes; and

  •
  the burdens of complying with a variety of foreign laws and telecommunications standards.

    ADC is also subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships. ADC maintains business operations and has sales in many international markets. Economic conditions in many of these markets represent significant risks to ADC. ADC cannot predict whether its sales and business operations in these markets will be adversely affected by these conditions. Instability in foreign markets, particularly in Asia and Latin America, could have a negative impact on ADC's results of operations. Potential turmoil in the Middle East could also negatively impact the results of operations for ADC's subsidiary ADC Teledata Communications, Ltd., located in Herzliya, Israel. In addition to the effect of international economic instability on foreign sales, domestic sales to U.S. customers having significant foreign operations could be adversely impacted by these economic conditions. These factors may materially and adversely affect ADC's business and operating results in the future.

    ADC may face higher costs associated with protecting its intellectual property.

    ADC's future success depends in part upon its proprietary technology. Although ADC attempts to protect its proprietary technology through patents, copyrights and trade secrets, ADC's future success will depend upon product development, technological expertise and distribution channels. ADC cannot predict whether it can protect its technology, or whether competitors can develop similar technology independently.

    As the competition in the communications equipment industry increases and the functionality of the products in this industry further overlap, ADC believes that companies in the communications equipment industry may become increasingly subject to infringement claims. ADC has received and may continue to receive from third parties, including some of its competitors, notices claiming that ADC is infringing third-party patents or other proprietary rights. ADC cannot predict that it will prevail in any litigation over third-party claims, or that ADC will be able to license any valid and infringed patents on commercially reasonable terms. Any of these claims, whether with or without merit, could result in costly litigation, divert ADC's management's time, attention and resources, delay ADC's product shipments, or require ADC to enter into royalty or licensing agreements. A third party may not be willing to enter into a royalty or licensing agreement on acceptable terms, if at all. If a claim of product infringement against ADC is successful and ADC fails to obtain a license or develop or license non-infringing technology, ADC's business and operating results could be adversely affected.

    ADC may be unable to identify or complete suitable acquisitions and investments.

    ADC may acquire or make investments in complementary businesses, products, services or technologies. ADC cannot assure you that it will be able to identify suitable acquisitions or investment candidates. Even if ADC identifies suitable candidates, ADC cannot assure you that ADC will be able to make acquisitions or investments on commercially acceptable terms, if at all. If ADC acquires a company, ADC may have difficulty assimilating its businesses, products, services, technologies and personnel into ADC's operations. These difficulties could disrupt ADC's ongoing business, distract ADC's management and workforce, increase ADC's expenses and adversely affect ADC's results of operations. In addition, ADC may incur debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of any equity securities could be dilutive to ADC shareowners.

    On May 17, 2000, ADC acquired Altitun AB, a corporation formed under the laws of Sweden. In connection with integrating Altitun, ADC may face certain difficulties, including those identified in the previous paragraph. ADC will issue approximately 15,227,000 shares of its common stock to Altitun's shareholders and optionholders in the transaction. ADC expects to take a one-time charge for various acquisition-related expenses the amount of which has not yet been determined. Excluding the one-time charge, ADC expects the acquisition to be approximately $0.08 dilutive to earnings per share in both fiscal years 2000 and 2001.

    The Altitun transaction is intended to be accounted for as a pooling-of-interests. If events occur that cause the transaction no longer to qualify for pooling-of-interests accounting treatment, the purchase method of accounting would apply. Under that method, ADC would record the estimated fair value of ADC common stock issued in the transaction as the cost of acquiring the business of Altitun. That cost would be allocated to the net assets acquired, with the excess of the estimated fair value of ADC common stock over the fair value of net assets acquired recorded as goodwill or other intangible assets. To the extent goodwill and other intangibles are recorded on ADC's financial statements, ADC will be required to take a noncash charge to earnings every year for periods of up to 15 years until the full values of this goodwill and other intangibles have been fully amortized. The fair value of the ADC common stock issued in the Altitun transaction was much greater than the historical net book value at which Altitun carried its assets in its accounts. Therefore, purchase accounting treatment would likely harm the reported operating results of the combined company for several years into the future compared to pooling-of-interests accounting treatment.

    ADC's stock price may be volatile.

    Based on the trading history of ADC's common stock, ADC believes that some factors have caused and are likely to continue to cause the market price of its common stock to fluctuate substantially. These factors include:

  •
  announcements of new products and services by ADC or its competitors;

  •
  quarterly fluctuations in ADC's financial results or the financial results of ADC's competitors;

  •
  customer contract awards;

  •
  increased competition;

  •
  disputes concerning intellectual property rights;

  •
  developments in telecommunications regulations;

  •
  general conditions in the communications equipment industry; and

  •
  general economic conditions.

    In addition, communications equipment company stocks have experienced significant price and volume fluctuations that are often unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of ADC's common stock.

    ADC is dependent upon key personnel.

    Like all high technology companies, ADC's success is highly dependent on the efforts and abilities of ADC's senior management and other qualified employees. ADC's ability to attract, retain and motivate skilled employees and senior management personnel is critical to ADC's continued growth. The competition for qualified employees, particularly engineers, programmers and systems analysts, has been and will likely continue to be intense. In addition, because ADC may acquire one or more businesses in the future, ADC's success will depend, in part, upon ADC's ability to retain and integrate ADC's own operations personnel with personnel from acquired entities who are necessary to the continued success or successful integration of the acquired businesses.

    ADC does not pay cash dividends on its common stock.

    ADC currently does not pay any cash dividends on its common stock and does not anticipate paying any cash dividends on its common stock in the foreseeable future. ADC intends to retain future earnings, if any, to finance the expansion of its operations and for general corporate purposes.

THE SPECIAL MEETING OF PAIRGAIN STOCKHOLDERS

    This proxy statement/prospectus is furnished in connection with the solicitation of proxies from the holders of PairGain common stock by the PairGain board of directors for use at the special meeting of PairGain stockholders.

Date, Time and Place of the Special Meeting

    The special meeting will be held on Monday, June 26, 2000 at 10:00 a.m., local time, at PairGain's executive offices located at 14402 Franklin Avenue, Tustin, California.

Matters to be Considered at the Special Meeting

    At the special meeting, stockholders of PairGain will be asked to consider and vote upon a proposal to approve and adopt the merger agreement and to transact such other business as may properly come before the special meeting or any postponements or adjournments thereof. Adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

Record Date and Shares Entitled to Vote

    PairGain's board of directors has fixed the close of business on May 8, 2000, as the record date for determination of PairGain stockholders entitled to notice of and to vote at the special meeting. As of the close of business on May 8, 2000, there were 73,687,552 shares of PairGain common stock outstanding and entitled to vote, held of record by approximately 533 stockholders. A majority of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business. If a quorum is not present, it is expected that the special meeting will be adjourned or postponed to solicit additional proxies. Each PairGain stockholder is entitled to one vote for each share of PairGain common stock held as of the record date.

Voting of Proxies; Revocation of Proxies

    You are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to PairGain. If your shares are held in "street name" by your broker, your broker will vote your shares for you only if you provide instructions on how to vote. Your broker will provide you directions regarding how to instruct your broker to vote your shares. All properly executed proxies received by PairGain prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, to approve and adopt the merger agreement. PairGain's board of directors does not presently intend to bring any other business before the special meeting and, so far as is presently known to PairGain's board of directors, no other matters are to be brought before the special meeting. As to any business that may properly come before the special meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

    If your shares are held in an account with a bank or broker participating in the ADP Investor Communication Services Program, you may choose to vote your shares via the Internet at the ADP Investor Communication Services voting website (www.proxyvote.com) or by telephone, using the instructions on your voting card. The telephone and Internet voting procedures are designed to authenticate a stockholder's identity, to allow a stockholder to vote its shares and to confirm that a stockholder's instructions have been properly recorded. You may also obtain specific instructions for voting your shares by calling Morrow & Co., Inc. at 800-566-9061.

    You may revoke your proxy at any time prior to its use by delivering to the Secretary of PairGain a signed notice of revocation or a later-dated, signed proxy, or by attending the special meeting and voting in person. Attendance at the special meeting does not in itself constitute the revocation of a proxy. If you voted by telephone or via the Internet, you can change your vote by any of these methods or you can revote by following the instructions on your voting card or by contacting Morrow & Co., Inc. In all cases, the latest dated proxy revokes an earlier dated proxy, regardless of which voting method is used to give or revoke a proxy or if different methods are used to give and revoke a proxy.

Vote Required

    Adoption of the merger agreement by PairGain's stockholders is required by the Delaware General Corporation Law. Such adoption requires the affirmative vote of the holders of a majority of the shares of PairGain common stock outstanding and entitled to vote at the special meeting. Certain stockholders of PairGain have entered into voting agreements obligating them to vote in favor of the merger agreement and the merger. As of February 22, 2000, such stockholders as a group beneficially owned 2,439,554 shares (exclusive of any shares issuable upon the exercise of options) of PairGain common stock (constituting approximately 3% of the shares of PairGain common stock outstanding as of the record date). As of the record date and the date of this proxy statement/prospectus, ADC owns no shares of PairGain common stock.

Quorum; Abstentions and Broker Non-Votes

    The required quorum for the transaction of business at the special meeting is a majority of the shares of PairGain common stock issued and outstanding on the record date. Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. Because adoption of the merger agreement and the consummation of the merger requires the affirmative vote of a majority of the outstanding shares of PairGain common stock entitled to vote, abstentions and broker non-votes will have the same effect as votes against the merger agreement and the consummation of the merger. In addition, a failure of a PairGain stockholder to return a proxy will have the effect of a vote against the adoption of the merger agreement. THE ACTIONS PROPOSED IN THIS PROXY STATEMENT/PROSPECTUS ARE NOT MATTERS THAT CAN BE VOTED ON BY BROKERS HOLDING SHARES FOR BENEFICIAL OWNERS WITHOUT THE OWNERS' SPECIFIC INSTRUCTIONS. ACCORDINGLY, YOU ARE URGED TO RETURN THE ENCLOSED PROXY CARD MARKED TO INDICATE YOUR VOTE.

Expenses of Solicitation

    PairGain will assume the cost of solicitation of proxies from you and by Morrow & Co., Inc. estimated to be approximately $20,000 plus reasonable out-of-pocket expenses. In addition to solicitation by mail, the directors, officers and employees of PairGain may solicit proxies from stockholders by telephone, facsimile or in person. Following the original mailing of the proxies and other soliciting materials, PairGain will request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of PairGain common stock and to request authority for the exercise of proxies. In such cases, PairGain, upon the request of the record holders, will reimburse such holders for their reasonable expenses.

Board Recommendation

    THE PAIRGAIN BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT PAIRGAIN STOCKHOLDERS VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

    THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF PAIRGAIN. ACCORDINGLY, YOU ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

    STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF STOCK CERTIFICATES FOR PAIRGAIN COMMON STOCK WILL BE MAILED TO YOU AS SOON AS PRACTICABLE AFTER COMPLETION OF THE MERGER.

THE MERGER

    This section of the proxy statement/prospectus describes material aspects of the proposed merger. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should read this entire document, the attached exhibits and the other documents we refer to carefully for a more complete understanding of the merger.

Background of the Merger

    ADC made initial contacts regarding a possible strategic relationship with PairGain in September 1998. A meeting was held at PairGain's corporate headquarters on October 5, 1998, in which product and business presentations were made by PairGain executives to William Cadogan, ADC's chief executive officer. PairGain received a formal expression of interest from ADC on December 17, 1998. After substantial discussions and analyses, PairGain's board of directors decided at its January 14, 1999 board meeting to reject the ADC proposal and directed management to proceed with implementation of PairGain's operating plan.

    On October 27, 1999, at the initiation of William L. Martin, then an executive vice president of ADC, three representatives of ADC met with Michael Pascoe, PairGain's President and Chief Executive Officer, over dinner to discuss the strategic direction of their respective companies, and to introduce Arun Sobti, ADC's new Executive Vice President and President of ADC's Broadband Access and Transport Group, to Mr. Pascoe. Among the other items discussed at this dinner, ADC inquired as to whether PairGain was interested in an acquisition. Mr. Pascoe indicated that he did not see ADC as a likely acquiror of PairGain given the premium over PairGain's then-current stock price that PairGain's Board of Directors would require, and the PairGain Board's existing impression of the appreciation potential of ADC's stock price.

    The parties had no further contact regarding a possible acquisition until December 1999, when Mr. Sobti called Mr. Pascoe to follow-up on the October dinner conversation. On this call, Mr. Pascoe indicated that PairGain might be interested in exploring opportunities to combine with a larger company. After this call, Messrs. Pascoe and Sobti proceeded to arrange a meeting between them, which occurred on January 12, 2000.

    In November and December 1999, PairGain received inquiries from two other entities that expressed an interest in meeting with PairGain's management to explore opportunities for business relationships. As a result of these inquiries, PairGain's management and board of directors determined that it would be appropriate actively to consider the possibility of a strategic business combination. In late December 1999, PairGain engaged Broadview to assist PairGain in connection with its intention to consider acquisition offers and to act as PairGain's financial advisor. At the request of Charles S. Strauch, PairGain's Chairman of the Board, Broadview initiated contacts with a select list of companies, including ADC and the two other entities that had contacted PairGain, which Broadview and PairGain believed may have an interest in pursuing a strategic business combination with PairGain.

    PairGain and Broadview had preliminary communications with the other two entities that had expressed an interest in a transaction in order qualify their interests in PairGain, but such communications did not result in meaningful discussions or negotiations, as neither entity appeared to PairGain to be interested in a transaction which was attractive to PairGain. None of the other entities contacted by Broadview expressed meaningful interest in a strategic combination with PairGain.

    On January 12 and 13, 2000, Mr. Strauch and Mr. Pascoe, met in Minneapolis, Minnesota with Mr. Sobti and Robert Switz, ADC's Chief Financial Officer, to discuss possible terms and conditions upon which a strategic combination of ADC and PairGain could be accomplished.

    On January 18, 2000, PairGain received an expression of ADC's interest in pursuing a strategic business combination with PairGain. ADC indicated that it was prepared to move quickly towards such a transaction, but that any transaction between PairGain and ADC would have to qualify as a pooling-of-interests for accounting purposes. Mr. Strauch discussed ADC's interest during a meeting with PairGain's board of directors on the evening of January 18, 2000, together with a preliminary analysis of the possible transaction prepared by Broadview.

    On Monday, January 24, 2000, ADC presented a term sheet for a proposed business combination. The term sheet outlined a merger in which PairGain stockholders would receive shares of ADC valued at $16.50 for each share of PairGain and, in management's view, did not indicate any unusual conditions to closing. Mr. Strauch informed representatives of ADC that PairGain would review ADC's offer with its management and board of directors and with representatives of Broadview.

    PairGain's board of directors met on Wednesday, January 26, 2000. During this meeting, PairGain's management provided a summary of the development of ADC's business combination proposal and representatives of Broadview presented Broadview's preliminary views on the proposed transaction. After discussion and consideration of the presentations of management and Broadview, the PairGain board directed management to pursue further discussions with ADC.

    On Thursday, January 27, 2000, Mr. Strauch advised ADC that PairGain's board of directors was prepared to support a strategic business combination with ADC, subject to completion of due diligence reviews and the negotiation of a mutually satisfactory definitive merger agreement, and outlined PairGain's views on the valuation of the ADC shares to be received by PairGain stockholders in a merger, suggesting that PairGain was not prepared to accept the valuation proposed by ADC. Mr. Strauch was then advised that ADC had engaged Lehman Brothers to act as ADC's financial advisor in its analysis of and deliberations over the proposed transaction.

    Mr. Strauch met with representatives of Broadview on Friday, January 28, 2000 to discuss the proposed transaction. Preliminary negotiations on valuation continued between Broadview and Lehman Brothers on Saturday, January 29, 2000, based on correspondence with their respective clients. On January 31, 2000, representatives of Lehman Brothers advised PairGain that ADC was willing to increase the proposed valuation to $17.25 per PairGain share, which represented a 50% premium over the closing sales price of the PairGain common stock on such date.

    Representatives of PairGain and ADC met in Minneapolis on Sunday, February 6, 2000 to discuss various aspects of the proposed merger, including due diligence issues and the proposed organizational structure and strategy for the combined companies.

    From February 4 through February 11, 2000, ADC and PairGain exchanged information and held due diligence meetings between senior executives of ADC and PairGain and their respective financial and legal advisors in order to refine the terms and conditions of the proposed transaction and ADC's strategy for the combined entity.

    On February 11, 2000, counsel for ADC provided PairGain with drafts of the proposed form of merger agreement and stock option agreement. PairGain's counsel provided PairGain's initial responses to the proposed merger agreement on February 14, 2000.

    On February 16, 2000, representatives of PairGain and ADC, and of their respective financial advisors and counsel, met in Minneapolis at the offices of Dorsey & Whitney LLP to complete their due diligence reviews, to negotiate certain terms and conditions of the merger agreement and to negotiate the exchange ratio. During this meeting, representatives of PairGain and ADC were unable to reach agreement on the exchange ratio, and agreed to defer final negotiations on the exchange ratio until after ADC announced its results of operations for the quarter ended January 31, 2000, which announcement was made on February 17, 2000.

    On Friday, February 18, 2000, representatives of PairGain and Broadview conducted interviews by conference call with Mr. Switz and representatives of Lehman Brothers. During these interviews the participants discussed ADC's outlook for the rest of the year and other matters which PairGain and Broadview felt might help their assessment of the valuation of the ADC shares to be issued in the merger. On this day, a revised draft of the merger agreement was presented to PairGain. After the closing of the market on Friday, February 18, 2000 and after numerous telephone calls among ADC and PairGain and representatives of Broadview and Lehman Brothers, ADC and PairGain agreed to an exchange ratio of 0.43 shares of ADC common stock for each share of PairGain, subject to the negotiation of a mutually acceptable definitive agreement and to the approvals of the boards of directors of ADC and PairGain.

    Negotiations on the terms and provisions of the definitive merger agreement and stock option agreement continued over the weekend of February 19 and 20, 2000.

    On Sunday, February 20, 2000, a meeting of PairGain's board of directors was held wherein Mr. Strauch described the proposed merger and provided a summary of the merger discussion with ADC and the various rationales for and contemplated benefits of the proposed merger, and gave an overview of PairGain's due diligence review of ADC. During the meeting, Broadview delivered its oral opinion to the PairGain board of directors, subsequently confirmed in writing, that as of that date and based on the assumptions made, matters considered and the scope of review as set forth in such opinion, the exchange ratio of 0.43 ADC shares for each PairGain share was fair, from a financial point of view, to the PairGain stockholders. Stradling Yocca Carlson & Rauth then discussed the fiduciary duties of the PairGain board in connection with the possible transaction and certain other legal matters. Mr. Strauch then updated the board on the progress of negotiations on the terms of the merger as well as remaining open issues, particularly issues with respect to the closing condition relating to the absence of material adverse changes in PairGain's business and the elements thereof demanded by ADC with respect to PairGain's results of operations for the quarter ended March 31, 2000, the retention of Avidia product engineers and the willingness of certain employees to enter into employment agreements with ADC or modifications to existing change of control agreements with PairGain. Following further discussion, PairGain's board, by the affirmative vote of all directors participating in the meeting, approved the merger agreement and the merger, subject to satisfactory resolution of the open issues, and declared that the merger agreement and the merger were advisable.

    For the rest of the evening of Sunday, February 20, 2000 and continuing on Monday, February 21 and Tuesday, February 22, 2000, representatives of PairGain and ADC and their respective financial advisors and counsel continued to negotiate the final open issues on the merger and related provisions of the merger agreement.

    On February 22, 2000, the ADC board of directors approved the merger agreement and the merger. On the same day, the PairGain board of directors met again to discuss the status of negotiations and the proposed resolution of remaining issues. During this meeting, Broadview delivered its written fairness opinion and, based on management's summary of the remaining open issues and the proposed resolutions thereof, the PairGain board authorized the execution and delivery of the definitive merger agreement.

    Each of PairGain and ADC then executed the merger agreement and the stock option agreement, and the parties issued a joint press release announcing the merger on February 23, 2000.

ADC's Reasons for the Merger

    ADC's board of directors and management have identified several potential benefits of the merger that they believe will contribute to the success of the combined company. These potential benefits include:

  •
  The merger will strengthen the position of the combined company as a leading supplier in the digital subscriber line (DSL) broadband access market. The combination of ADC and PairGain's DSL products results in a complete offering of local loop access, transport and network management products based on HDSL, HDSL2, ADSL and SDSL technologies.

  •
  The merger brings together the talent and expertise of both companies in the delivery of broadband, multiservice communications over DSL. The combination of engineering resources gives the combined company the needed resources on a scale and knowledge basis that will increase ADC's ability to meet its customers needs for intelligent network access solutions.

  •
  The merger enhances ADC's package of network equipment, software and integration services used by broadband service providers to compete in the "last mile/kilometer" of communications networks.

  •
  The merger provides ADC the ability to leverage many of its high volume products through PairGain's comprehensive contract-source-manufacturing program, which is expected to result in significant cost saving synergies.

PairGain's Reasons for the Merger and Board of Directors Recommendation

    PairGain believes that its strategic business combination will substantially mitigate many significant challenges which PairGain would continue to face as an independent company, particularly due to the intense competition which PairGain encounters from larger, more diversified vendors of telecommunications equipment who have greater name recognition, international presence and technical, financial and marketing resources than PairGain has. As a result, PairGain believes that the merger will result in a combined company that is a leading supplier in the DSL broadband access market that can provide a complete offering of local loop access, transport and network management products based on HDSL, HDSL2, ADSL and SDSL technologies. PairGain also believes that the proposed merger will provide many strategic benefits and synergies for the customers, employees and shareowners of both companies which will strengthen both companies and allow them better to assist our customers in meeting their goals of deploying competitive bundles of broadband communications services to consumers and businesses over high speed network connections.

    In reaching its determination to approve the merger agreement and the merger and to recommend the approval and adoption of the merger agreement, the PairGain board of directors, in consultation with PairGain's management and with Broadview, also considered the following factors:

  •
  the terms and conditions of the proposed merger agreement, including the amount and form of consideration being offered to PairGain's stockholders and the fact that the exchange ratio is fixed, and the conditions to closing, termination and termination fee provisions;

  •
  based upon the closing sale price of the PairGain common stock on February 18, 2000 ($15.75), the exchange ratio represented a premium of approximately 31.1% over the average price of PairGain's common stock on the Nasdaq National Market for the preceding 20 trading days and a premium of approximately 14.5% over the closing sale price per share on the Nasdaq National Market on February 18, 2000;

  •
  the fixed nature of the exchange ratio, which would preserve the benefit of possible appreciation in the combined company's market value for PairGain's stockholders;

  •
  the expected qualification of the merger as a reorganization for federal income tax purposes and as a "pooling-of-interests";

  •
  information relating to the business, assets, management, competitive position, operating performance and prospects of each of PairGain and ADC, including PairGain's prospects if it were to continue as an independent company;

  •
  current industry, market and economic conditions;

  •
  the impact the merger might be expected to have on PairGain's and ADC's customers, suppliers and employees;

  •
  historical market prices and trading volume of the shares of PairGain and ADC and historical and projected earnings;

  •
  market prices and financial data related to companies engaged in businesses similar to PairGain's and prices and premiums paid in recent acquisitions of other similar companies;

  •
  the absence of any financing condition or any other term or condition which, in the PairGain board's view, was unduly onerous or could materially impair the consummation of the merger;

  •
  the financial condition of ADC, and the ability of ADC to complete the merger in a timely manner;

  •
  the possibility of other strategic alternatives to the merger for enhancing stockholder value;

  •
  the fact that the merger agreement, if approved and executed, would not preclude PairGain from participating in discussions or negotiating with or providing information to a person from whom PairGain received an unsolicited proposal relating to an alternative acquisition of PairGain or any of its subsidiaries if the PairGain board of directors, after reviewing advice from its independent financial advisor, determines in good faith that the alternative acquisition proposal was a "superior proposal" and, after receiving advice of independent counsel, reasonably believes that the failure to do so is inconsistent with the board's fiduciary duties under applicable law, or approving or recommending such superior proposal (subject to the termination fee provisions of the merger agreement);

  •
  the oral advice of Broadview, after Broadview reviewed with the board of directors many of the factors referred to above and other financial criteria used to evaluate acquisition proposals, that the exchange ratio is fair, from a financial point of view, to the PairGain stockholders; and

  •
  the risk that exercise of the option to purchase up to 19.9% of PairGain's common stock required by ADC might affect PairGain's ability to combine with another party in a pooling-of-interests, which risk was offset by the board's belief that there are not any parties who might be interested in acquiring PairGain who would require or prefer a pooling-of-interests.

    The PairGain board also identified and considered certain negative factors, including the risks that the operations of PairGain and ADC might not be successfully integrated, that the exchange ratio is fixed, and that the potential benefits of the merger might not be fully realized.

    The discussion above addresses the material factors considered by the PairGain board of directors in its consideration of the merger. In view of the variety of factors and the amount of information considered, the PairGain board did not find it practical to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in making its determination. The determination was made after consideration of all of the factors as a whole. In addition, individual members of the PairGain board may have given different weights to the different factors. For a discussion of the interests of certain members of PairGain's management and the PairGain board of directors in the merger, see "—Interests of Certain Persons in the Merger" below.

    FOR THE REASONS DISCUSSED ABOVE, THE PAIRGAIN BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT PAIRGAIN STOCKHOLDERS VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

    In considering the recommendation of PairGain's board of directors with respect to the merger agreement, you should be aware that certain directors and officers of PairGain may have certain interests in the merger that are different from, or are in addition to, the interests of PairGain stockholders generally. Please see the section entitled "Interests of Certain Persons in the Merger" on page 38 of this proxy statement/prospectus.

Opinion of PairGain's Financial Advisor

    Pursuant to a letter agreement dated as of December 15, 1999, Broadview was engaged to assist PairGain in connection with its intention to consider acquisition offers and to act as financial advisor to the PairGain board. The PairGain board selected Broadview to act as financial advisor based on Broadview's reputation and experience in the information technology, communication and media sector and the telecommunications carrier access equipment industry in particular. At the meeting of the PairGain board on February 22, 2000, Broadview delivered its written opinion that, as of February 21, 2000, based upon and subject to various factors and assumptions, the exchange ratio provided in the merger agreement was fair, from a financial point of view, to PairGain's stockholders.

    Broadview's opinion, which describes the assumptions made, matters considered and limitations on the review undertaken by Broadview, is attached as Annex D to this document. You are urged to, and should, read the Broadview opinion carefully and in its entirety. The Broadview opinion is directed to the PairGain board and addresses only the fairness of the exchange ratio from a financial point of view to the holders of shares of PairGain common stock as of the date of the opinion. The Broadview opinion does not address any other aspect of the merger and does not constitute a recommendation to any holder of PairGain common stock as to how to vote at the PairGain special meeting. The summary of the Broadview opinion set forth in this proxy statement/prospectus, although materially complete, is qualified in its entirety by reference to the full text of such opinion.

    In connection with rendering its opinion, Broadview, among other things:

  •
  reviewed the terms of the draft of the Agreement and Plan of Merger furnished to Broadview by PairGain on February 20, 2000;

  •
  reviewed certain publicly available financial statements and other information of PairGain and ADC, respectively;

  •
  reviewed certain financial projections for PairGain prepared and provided to Broadview by PairGain management;

  •
  participated in discussions with PairGain and ADC management concerning the operations, business strategy, financial performance and prospects for PairGain and ADC;

  •
  discussed the strategic rationale for the merger with PairGain and ADC management;

  •
  reviewed the reported closing prices and trading activity for PairGain common stock and ADC common stock;

  •
  compared certain aspects of the financial performance of PairGain and ADC with other comparable public companies;

  •
  analyzed available information, both public and private, concerning other comparable mergers and acquisitions;

  •
  reviewed recent equity research analyst reports covering PairGain and ADC;

  •
  analyzed the anticipated effect of the merger on the future financial performance of ADC;

  •
  assisted in negotiations and discussions related to the merger among PairGain, ADC and their respective financial and legal advisors; and

  •
  conducted other financial studies, analyses and investigations as Broadview deemed appropriate for purposes of its opinion.

    In rendering its opinion, Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information, including without limitation the representations and warranties contained in the merger agreement, that was publicly available or furnished to Broadview by PairGain, ADC or ADC's advisors. With respect to the financial projections examined by

Broadview, Broadview assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of PairGain as to the future performance of PairGain. Broadview also assumed that neither PairGain nor ADC is currently involved in any material transaction as of the date of Broadview's opinion other than the merger, other publicly announced transactions and those activities undertaken in the ordinary course of conducting their respective businesses.

    Broadview did not make or obtain any independent appraisal or valuation of any of PairGain's assets. Broadview's opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of February 18, 2000 and any change in such conditions since that date would require a reevaluation of Broadview's opinion. The Broadview opinion did not express any opinion as to the price at which ADC common stock will trade at any time.

    The following is a brief summary of some of the sources of information and valuation methodologies employed by Broadview in rendering Broadview's opinion. These analyses were orally presented to the PairGain board at its meeting on February 22, 2000 and delivered with the opinion on February 22, 2000. This summary includes the financial analyses used by Broadview and deemed to be material, but does not purport to be a complete description of analyses performed by Broadview in arriving at its opinion. Broadview did not explicitly assign any relative weights to the various factors of analyses considered. This summary of financial analyses includes information presented in tabular format. In order to understand fully the financial analyses used by Broadview, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

    PairGain Stock Performance Analysis—Broadview compared the recent stock performance of PairGain with that of the NASDAQ Composite and the PairGain Comparable Index. The PairGain Comparable Index is comprised of public companies that Broadview deemed comparable to PairGain. Broadview selected companies competing in the telecommunications carrier access equipment industry with revenue greater than $100 million for the last reported twelve months. The PairGain Comparable Index consists of the following companies: Copper Mountain Networks, Inc.; Carrier Access Corp.; Advanced Fiber Communications, Inc.; Westell Technologies, Inc.; Adtran, Inc.; ADC Telecommunications, Inc.; Paradyne Networks, Inc.; ECI Telecommunications Ltd.; General Datacomm Industries, Inc.; and Network Equipment Technologies, Inc.

    Public Company Comparable Analysis—Broadview considered ratios of market capitalization, adjusted for cash and debt when necessary, to selected historical and projected operating results in order to derive multiples placed on a company in a particular market segment. In order to perform this analysis, Broadview compared financial information of PairGain with publicly available information for the companies comprising the PairGain Comparable Index. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as a range of estimates based on securities research analyst reports. Based on PairGain's relative lack of size, declining revenues, inconsistent historical profitability, and considerations both positively and negatively affecting value, Broadview used multiples derived from the lower quartile and median of the multiples calculated for the public company comparables used in valuing PairGain.

    The following table presents, as of February 18, 2000, the lower quartile and median multiples and the range of multiples for the PairGain Comparable Index of total market capitalization (defined as equity market capitalization plus total debt minus cash and cash equivalents) divided by selected operating metrics:

	Lower Quartile Multiple	Median Multiple	Range of Multiples
Total Market Capitalization to Last Twelve Months Revenue	2.87	6.81	0.49	—	30.18
Total Market Capitalization to Last Twelve Months Gross Profit	5.81	13.70	1.11	—	56.96
Total Market Capitalization to Projected Calendar Year 2000 Revenue	4.57	6.09	2.06	—	14.98
Total Market Capitalization to Projected Calendar Year 2000 Gross Profit	9.69	12.59	4.29	—	27.34

    The following table presents, as of February 18, 2000, the lower quartile and median implied per share values and the range of implied per share values of PairGain's common stock, calculated by using the multiples shown above and the appropriate PairGain operating metric:

	Lower Quartile Implied Value	Median Implied Value	Range of Implied Values
Total Market Capitalization to Last Twelve Months Revenue	$12.32	$23.61	$5.51	—	$90.56
Total Market Capitalization to Last Twelve Months Gross Profit	$10.50	$19.19	$5.32	—	$66.81
Total Market Capitalization to Projected Calendar Year 2000 Revenue	$20.01	$25.31	$11.28	—	$56.30
Total Market Capitalization to Projected Calendar Year 2000 Gross Profit	$16.52	$20.23	$9.59	—	$39.15

    No company utilized in the public company comparables analysis as a comparison is identical to PairGain. In evaluating the comparables, Broadview made numerous assumptions with respect to telecommunications carrier access equipment industry performance and general economic conditions, many of which are beyond the control of PairGain. Mathematical analysis, such as determining the median, average, or range, is not in itself a meaningful method of using comparable company data.

    Transaction Comparables Analysis—Broadview considered ratios of equity purchase price, adjusted for the seller's cash and debt when appropriate, to selected historical operating results in order to indicate multiples strategic and financial acquirers have been willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions that they considered similar to the merger. Broadview selected these transactions by choosing transactions from January 1, 1998 through February 21, 2000 involving sellers in the telecommunications carrier access equipment industry with revenues greater than $20 million for the last reported twelve months. Based on PairGain's relative lack of size, declining revenues, inconsistent historical profitability, and considerations both positively and negatively affecting value, Broadview used multiples derived from the lower quartile and median of the multiples calculated for the transactions used in valuing PairGain. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as information from Broadview's proprietary database of published and confidential merger and acquisition transactions in the information technology, communication and media industries. These transactions consisted of the acquisition of:

  •
  Yurie Systems, Inc. by Lucent Technologies Inc.;

  •
  Positron Fiber Systems Corp. by RELTEC Corp.;

  •
  DSC Communications Corp. by Alcatel Alsthom SA;

  •
  World Access Inc. (Telco Systems Inc.) by BATM Advanced Communications Ltd.;

  •
  Teledata Communications Ltd. by ADC Telecommunications Inc.;

  •
  RELTEC Corp. by GEC plc (Marconi Communications);

  •
  Premisys Communications Inc. by Zhone Technologies Inc.;

  •
  Teltrend Corp. by Westell Technologies Inc.;

  •
  Digital Link Corp. by DLZ Corp.; and

  •
  Tadiran Telecommunications Ltd. by ECI Telecom Ltd.

    The following table presents, as of February 18, 2000, the lower quartile and median multiple and the range of multiples of Adjusted Price (defined as equity price plus total debt minus cash and cash equivalents) divided by the seller's revenue in the last reported twelve months prior to acquisition for the transactions listed above:

	Lower Quartile Multiple	Median Multiple	Range of Multiples
Adjusted Price to Last Reported Twelve Months Revenue	1.80	2.11	0.82	—	14.91

    The following table presents, as of February 18, 2000, the lower quartile and median implied per share value and the range of implied per share values of PairGain's common stock, calculated by multiplying the multiples shown above by the appropriate PairGain operating metric for the twelve months ended December 31, 1999:

	Lower Quartile Implied Value	Median Implied Value	Range of Implied Values
Adjusted Price to Last Reported Twelve Months Revenue	$9.25	$10.14	$6.45	—	$46.81

    No transaction utilized as a comparable in the transaction comparables analysis is identical to the merger. In evaluating the comparables, Broadview made numerous assumptions with respect to the telecommunications carrier access equipment industry's performance and general economic conditions, many of which are beyond the control of PairGain or ADC. Mathematical analysis, such as determining the average, median, or range, is not in itself a meaningful method of using comparable transaction data.

    Transaction Premiums Paid Analysis—Broadview considered the premiums paid above a seller's share price in order to determine the additional value strategic and financial acquirers, when compared to public stockholders, are willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions involving hardware vendors from January 1, 1998 to February 21, 2000 with equity consideration between $500 million and $2.5 billion. Transactions were selected from Broadview's proprietary database of published and confidential merger and acquisition transactions in the information technology, communication and media industries.

    The hardware transactions used are the acquisition of:

  •
  Oak Industries, Inc. by Corning, Inc.;

  •
  Etec Systems, Inc. by Applied Materials, Inc.;

  •
  SMART Modular Technologies Inc. by Solectron Corp.;

  •
  NetOptix Corp. by Corning Inc.;

  •
  Xylan Corp. by Alcatel Alsthom SA;

  •
  Coherent Communications Systems Corp. by Tellabs, Inc.;

  •
  Berg Electronics Corp. by Framatone Group;

  •
  Maker Communications, Inc. by Conexant Systems, Inc.;

  •
  DSP Communications Inc. by Intel Corp.;

  •
  Dialogic Corp. by Intel Corp.;

  •
  RELTEC Corp. by General Electric Corp.;

  •
  Stratus Computer, Inc. by Ascend Communications, Inc.;

  •
  Sequent Computer Systems, Inc. by IBM Corp.;

  •
  Yurie Systems, Inc. by Lucent Technologies, Inc.;

  •
  Fluke Corp. by Danaher Corp.;

  •
  Level One Communications by Intel Corp.;

  •
  Unitrode Corp. by Texas Instruments Inc.;

  •
  Excel Switching Corp. by Lucent Technologies, Inc.;

  •
  AFC Cable Systems Inc. by Tyco International Ltd.; and

  •
  Data General Corp. by EMC Corp.

    The following table presents, as of February 21, 2000, the median premium and the range of premiums for these transactions calculated by dividing:

(1)
the offer price per share minus the closing share price of the seller's common stock twenty trading days or one trading day prior to the public announcement of the transaction, by

(2)
the closing share price of the seller's common stock twenty trading days or one trading day prior to the public announcement of the transaction:

	Median Multiple	Range of Multiples
Premium Paid to Seller's Stock Price 20 Trading Days Prior to Announcement	59.7%	12.6%	—	159.2%
Premium Paid to Seller's Stock Price 1 Trading Day Prior to Announcement	36.5%	3.2%	—	79.7%

    The following table presents the median implied value and the range of implied values of PairGain's stock, calculated by using the premiums shown above and PairGain's share price 20 trading days and one trading day prior to February 22, 2000:

	Median Implied Value	Range of Implied Values
Premium Paid to Seller's Stock Price 20 Trading Days Prior to Announcement	$21.96	$15.49	—	$35.64
Premium Paid to Seller's Stock Price 1 Trading Day Prior to Announcement	$21.50	$16.26	—	$28.31

    No transaction utilized as a comparable in the transaction premiums paid analysis is identical to the merger. In evaluating the comparables, Broadview made numerous assumptions with respect to telecommunications carrier access equipment industry performance and general economic conditions, many of which are beyond the control of PairGain or ADC. Mathematical analysis, such as determining the average, median, or range is not in itself a meaningful method of using comparable transaction data.

    Present Value of Projected Share Price Analysis—Broadview calculated the present value of potential future share prices of PairGain common stock on a stand-alone basis using Dain Rauscher Wessels revenue projections for the twelve months ending December 31, 2000 discounted to February 21, 2000. Based on PairGain's relative lack of size, declining revenues, inconsistent historical profitability, and considerations both positively and negatively affecting value, Broadview calculated the implied share price using the lower quartile and median revenue multiple for the public company comparables and discounted based on the Capital Asset Pricing Model ("CAPM") with the risk implied by the past stock performance of the PairGain public company comparables. The implied share price was also calculated using the lower quartile and median revenue multiple for the PairGain public company comparables and discounted based on CAPM using the risk implied by the past stock performance of PairGain.

	Based on CAPM and Median Risk of Public Company Comparables	Based on CAPM and PairGain's 60 Month Historical Risk
Implied Share Price based on the Lower Quartile Adjusted Price to Last Reported Twelve Months Revenue	$12.08	$12.21
Implied Share Price based on the Median Adjusted Price to Last Reported Twelve Months Revenue	$23.84	$24.11

    Exchange Ratio Analysis—Broadview reviewed the ratios of the closing prices of PairGain common stock divided by the corresponding prices of ADC common stock over the period from February 18, 1999 through February 18, 2000 in contrast with the exchange ratio defined in the merger agreement.

    Based on this analysis, the historical exchange ratio has ranged from 0.309 to 0.703 as shown in the table below:

Historical Exchange Ratio
Current	0.376
52 Week High	0.703
52 Week Low	0.309
30 Day Average	0.372
90 Day Average	0.469
180 Day Average	0.494
1 Year Average	0.494

    Relative Contribution Analysis—Broadview examined the relative contribution of PairGain to ADC for a number of historical and projected operating metrics. In this analysis, projected figures for PairGain and ADC are based on selected analysts' estimates.

    The following reflect the relative contribution of PairGain and ADC for each operating metric:

	PairGain	ADC
TTM Revenue	9.7%	90.3%
Projected 2000 Revenue	9.3%	90.7%
TTM Gross Profit	7.9%	92.1%
Projected 2000 Gross Profit	7.1%	92.9%

    Relative Ownership Analysis—A relative ownership analysis measures each of the merging companies' relative equity ownership and relative entity ownership (entity ownership compares the relative entity values of the combining companies; entity value equals equity value minus cash and cash equivalents plus total debt). At the exchange ratio defined in the merger agreement of 0.43, the implied equity ownership is 9.7% for PairGain and 90.3% for ADC, while the implied entity ownership is 7.8% for PairGain and 92.2% for ADC.

    ADC Stock Performance Analysis—Broadview compared the recent stock performance of ADC with that of the NASDAQ Composite and the ADC Comparable Index. The ADC Comparable Index is comprised of public companies that Broadview deemed comparable to ADC. Broadview selected eight public companies in the telecommunications carrier access equipment industry with revenues between $200 million and $5 billion in the last twelve months.

    The telecommunications carrier access equipment public companies consist of:

  •
  Advanced Fibre Communications, Inc.;

  •
  Tellabs, Inc.;

  •
  Adtran, Inc.;

  •
  Newbridge Networks Corp.;

  •
  Paradyne Networks, Inc.;

  •
  PairGain Technologies, Inc.;

  •
  ECI Telecommunications Ltd.; and

  •
  Antec Corp.

    Evaluation of ADC Equity—Broadview compared financial information of ADC with publicly available information for companies comprising the ADC Comparable Index. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as a range of estimates based on securities research analyst reports.

    Pro Forma Combination Analysis—Broadview calculated the pro forma impact of the merger on the combined entity's projected earnings per share for ADC's fiscal years ending October 31, 2000 and October 31, 2001, taking into consideration various financial effects which will result from consummation of the merger. This analysis relies upon certain financial and operating assumptions provided by equity research analysts and publicly available data about ADC and PairGain. Broadview examined a pooling scenario under the assumption that no opportunities for cost savings or revenue enhancements exist. Based on this scenario, the pro forma pooling model indicates EPS dilution excluding acquisition expenses, for the fiscal year ending October 31, 2001. ADC management has indicated that they expect cost savings from this transaction that would result in EPS accretion in fiscal year 2001.

    Consideration of the Discounted Cash Flow Methodology—While discounted cash flow is a commonly used valuation methodology, Broadview did not employ such an analysis for the purposes of its opinion. Discounted cash flow analysis is most appropriate for companies that exhibit relatively steady or somewhat predictable streams of future cash flow. For a company such as PairGain, a preponderance of the value in a valuation based on discounted cash flow will be in the terminal value of the entity, which is extremely sensitive to assumptions about the sustainable long-term growth rate of the company. Given the uncertainty in estimating both the future cash flows and a sustainable long-term growth rate for the company, Broadview considered a discounted cash flow analysis inappropriate for valuing PairGain.

    In connection with the review of the merger by the PairGain board, Broadview performed a variety of financial and comparative analyses. The summary set forth above does not purport to be a complete description of the analyses performed by Broadview in connection with the merger.

    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Broadview considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Broadview believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

    In performing its analyses, Broadview made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of PairGain or ADC. The analyses performed by Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The exchange ratio pursuant to the merger agreement and other terms of the merger agreement were determined through arm's length negotiations between PairGain and ADC, and were approved by the PairGain board. Broadview provided advice to the PairGain board during such negotiations; however, Broadview did not recommend any specific consideration to the PairGain board or that any specific consideration constituted the only appropriate consideration for the merger. In addition, Broadview's opinion and presentation to the PairGain board was one of many factors taken into consideration by the PairGain board in making its decision to approve the merger. Consequently, the Broadview analyses as described above should not be viewed as determinative of the opinion of the PairGain board with respect to the value of PairGain or of whether the PairGain board would have been willing to agree to a different consideration.

    Upon consummation of the merger, PairGain will be obligated to pay Broadview a transaction fee of approximately $11,465,000. PairGain has already paid Broadview a fairness opinion fee of $2,000,000. The monthly retainer fees and the fairness opinion fee will be credited against the transaction fee payable by PairGain upon completion of the merger. In addition, PairGain has agreed to reimburse Broadview for its reasonable expenses, including fees and expenses of its counsel, and to indemnify Broadview and its affiliates against certain liabilities and expenses related to their engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with Broadview, which PairGain and Broadview believe are customary in transactions of this nature, were negotiated at arm's length between PairGain and Broadview, and the PairGain board was aware of the nature of the fee arrangement, including the fact that a significant portion of the fees payable to Broadview is contingent upon completion of the merger.

Completion and Effectiveness of the Merger

    The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including approval and adoption of the merger agreement by the stockholders of PairGain. The merger will become effective upon the filing of a Certificate of Merger with the State of Delaware.

    We are working towards completing the merger as quickly as possible. We hope to complete the merger by the end of June, 2000.

Operations following the Merger

    Following the merger, PairGain will continue its operations as a wholly owned subsidiary of ADC. Upon consummation of the merger, the current members of PairGain's board of directors will resign and the new members will be designated by ADC. The stockholders of PairGain will become shareholders of ADC, and their rights as shareholders will be governed by the ADC restated articles of incorporation, the ADC restated bylaws and the laws of the State of Minnesota. See "Comparison of Rights of Shareholders of ADC and PairGain."

    Following the merger, current directors and executive officers of ADC will continue to serve in their present capacities. Information with respect to the business experience of ADC's directors and executive officers, compensation of ADC's executive officers and certain relationships and related transactions involving ADC's directors and executive officers, as well as information with respect to ADC's voting securities and principal holders thereof, is included in ADC's Annual Report on Form 10-K for the fiscal year ended October 31, 1999, and is incorporated by reference herein.

Interests of Certain Persons in the Merger

    Certain executive officers and directors of PairGain have interests in the merger that are different from and in addition to their interests as PairGain stockholders generally. The PairGain board of directors was aware of these interests and considered them in approving the merger agreement.

    Employment Agreements.  The merger agreement includes a condition to ADC's obligation to complete the merger which involves the execution of employment agreements by at least four of five designated employees of PairGain, including Michael Pascoe, PairGain's President and Chief Executive Officer, and Dennis Young, PairGain's Executive Vice President, Business Units. ADC entered into employment agreements with four of the five designated employees on February 22, 2000 (including Messrs. Pascoe and Young). Other than Mr. Pascoe's employment agreement, which has a six-month term, each employment agreement has a two-year term that will take effect on the business day following the effective date of the merger. Each employment agreement provides for an annual base salary, participation in ADC's stock option plans and other benefits. Except for Mr. Pascoe, each employment agreement provides for signing and retention bonuses equal to 3 months of base salary payable one month after the merger is effective, and 6 months of base salary payable one year after the merger is effective. Each individual that signed an employment agreement will also be eligible to participate in any management incentive plan established by ADC for any fiscal year, according to the target and goals, and the terms and conditions, ADC establishes to govern such plan for that fiscal year. The employment agreements also provide that if such individual's employment is terminated by ADC without cause during the term of the employment agreement, ADC will pay to such individual as severance pay an amount equal to 110% of the individual's annual base salary on the termination date, computed on a monthly basis, multiplied by 12, 15 (in the case of Mr. Young) or 18 months (in the case of Mr. Pascoe), in a lump sum payment. Termination without cause during the term of the employment agreement will also cause the vesting period of the options received by these individuals through the merger in exchange for their options to purchase PairGain common stock to accelerate to the date of termination. The options received by Mr. Pascoe through the merger will be fully vested at the time the merger is effective.

    Change of Control Agreements.  PairGain's executive officers, including Messrs. Pascoe and Young and Charles S. Strauch, PairGain's Chairman, Howard S. Flagg, PairGain's Executive Vice President, Business Development, and Robert R. Price, PairGain's Senior Vice President and Chief Financial Officer, previously entered into agreements with PairGain which provide for severance payments and certain other benefits in the event of a termination of employment in certain circumstances within specified periods following a change in control of PairGain. The merger will constitute a change of control for purposes of these agreements. In the event of a termination of employment without cause, each of these executive officers will be entitled to continue receive monthly payments at a rate equal to 110% of their respective base salaries and to continued life insurance coverage for periods of 15 months, in the case of Messrs. Young, Flagg and Price, and 18 months, in the case of Messrs. Pascoe and Strauch. If the employment of Messrs. Strauch, Pascoe, Young, Flagg and Price were terminated following the merger under the circumstances described in the change of control agreements, their estimated cash severance benefits under these agreements would be $165,000 and $536,250, for Messrs. Strauch and Pascoe, respectively, representing 18 months of continued salary payments at a rate equal to 110% of their current base salaries, and $275,000, $240,625 and $240,625, for Messrs. Young, Flagg and Price, respectively, representing 15 months of continued salary payments at a rate equal to 110% of their current base salaries. In addition, the change of control agreements provide that all unvested stock options that the executive officer holds as of the date of termination will immediately vest and become exercisable. Messrs. Strauch, Pascoe, Young, Flagg and Price hold unvested options to purchase PairGain shares which will become converted, as a result of the merger, into options to purchase 10,392 shares, 129,000 shares, 14,406 shares, 11,736 shares and 49,088 shares, respectively, of ADC common stock. Such unvested options to purchase ADC shares would become immediately exercisable if their employment is terminated under circumstances described in the change of control agreements. As part of their employment agreements with ADC, Messrs. Pascoe and Young agreed to waive all change in control benefits provided in such change of control agreements, and will instead be entitled to the benefits under their respective employment agreements including participation in ADC's change in control policy.

    Stock-Based Rights.  In the merger, each outstanding option to purchase shares of PairGain common stock will be converted into an option to acquire, on substantially the same terms and conditions as applied to the PairGain option, a number of shares of ADC common stock to be determined by multiplying the number of shares of PairGain common stock subject to such option immediately prior to the merger by the exchange ratio of 0.43 ADC shares (rounded down to the nearest whole share), at a price per share equal to the aggregate exercise price of such option divided by such exchange ratio. The following table sets forth information, as of May 15, 2000, with respect to the numbers of PairGain shares covered by options held by PairGain's directors and executive officers and the numbers of ADC shares into which such options will be converted as a result of the merger:

Name of Director or Executive Officer	Shares Covered by PairGain Options	Shares to be Covered by ADC Options
Charles S. Strauch	614,092	264,059
Michael Pascoe	450,000	193,500
Howard Bubb	80,000	34,400
B. Allen Lay	100,000	43,000
Robert Hoff	100,000	43,000
Robert Hawk	70,169	30,172
Benedict Itri	17,189	7,391
Howard S. Flagg	465,492	200,161
Dennis Young	219,080	94,204
Robert R. Price	131,240	56,433

    In addition, options granted to non-employee directors of PairGain, Messrs. Bubb, Lay, Hoff and Hawk, pursuant to PairGain's 1996 Non-Employee Directors Plan, will become vested and fully exercisable at the effective time of the merger. The numbers of PairGain shares covered by unvested stock options held by Messrs. Bubb, Lay, Hoff and Hawk as of May 15, 2000, and which will become vested at the effective time of the merger, are 40,000 shares, 30,000 shares, 30,000 shares and 20,000 shares, respectively.

Indemnification and Insurance

    The merger agreement provides that ADC will, for a period of seven years after the completion of the merger, indemnify and hold harmless the present and former officers and directors of PairGain and its subsidiaries in each case to the fullest extent such person is permitted to be indemnified under applicable law, PairGain's certificate of incorporation or PairGain's bylaws or certain indemnification agreements to which PairGain is a party, in each case as in effect on February 22, 2000. The merger agreement also provides that, for five years after the completion of the merger, ADC will maintain PairGain's policies of directors' and officers' liability insurance or substitute comparable policies.

Regulatory Matters

    The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which prevents certain acquisitions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting periods are terminated or expire. The applicable waiting periods expired on May 5, 2000. We may close the transaction within one year from the expiration of the waiting period.

    However, the Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the merger on antitrust grounds either before or after expiration of the waiting period. Private parties could take action under the antitrust laws, including seeking enjoinment of the merger, divestiture or damages. Additionally, at any time before or after the completion of the merger, notwithstanding expiration or termination of the applicable waiting period, any state could take action under its antitrust laws as it deems necessary or desirable in the public interest. There can be no assurance that a challenge to the merger will not be made or that, if a challenge is made, we will prevail.

    Neither of us is aware of any other material governmental or regulatory approval required for completion of the merger.

Certain Federal Income Tax Considerations

    The following discussion describes the material U.S. federal income tax considerations relevant to the exchange of shares of PairGain common stock for ADC common stock pursuant to the merger that are generally applicable to holders of PairGain common stock. This discussion is based on existing provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described below.

    PairGain stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular PairGain stockholders in light of their particular circumstances. In particular, this discussion does not address the tax consequences to stockholders who are dealers in securities, who are banks, insurance companies or tax-exempt organizations, who are subject to the alternative minimum tax provisions of the Internal Revenue Code, who are foreign persons, who do not hold their PairGain common stock as capital assets, or who acquired or sold their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not any such transactions are undertaken in connection with the merger), including without limitation any transaction in which shares of PairGain common stock are acquired or shares of ADC common stock are disposed of, or the tax consequences of the assumption by ADC of the PairGain options or the tax consequences of the receipt of rights to acquire ADC common stock.

    PAIRGAIN STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

    The merger is intended to constitute a reorganization within the meaning of the Internal Revenue Code. Subject to the limitations and qualifications set forth below, the merger will generally result in the following U.S. federal income tax consequences:

  •
  The merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and PairGain, ADC and Roman Acquisition Corp. will each be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

  •
  Neither PairGain nor ADC will recognize income, gain or loss as a result of the consummation of the merger;

  •
  No gain or loss will be recognized by holders of PairGain common stock solely upon their receipt of ADC common stock in exchange for PairGain common stock in the merger (except to the extent of cash received in lieu of a fractional share of ADC common stock, as described below);

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  The aggregate tax basis of the ADC common stock received by PairGain stockholders in the merger (reduced by any tax basis attributable to fractional shares deemed to be disposed of) will be the same as the aggregate tax basis of the PairGain common stock surrendered in exchange therefor;

  •
  The holding period of the ADC common stock received by each PairGain stockholder in the merger will include the period for which the PairGain common stock surrendered in exchange therefor was considered to be held, provided that the PairGain common stock so surrendered is held as a capital asset at the time of the merger; and

  •
  Cash payments received by holders of PairGain common stock in lieu of a fractional share will be treated as if the fractional share of ADC common stock had been issued in the merger and then redeemed by ADC. A PairGain stockholder receiving cash in lieu of a fractional share will recognize gain or loss upon the payment measured by the difference, if any, between the amount of cash received and the basis in the fractional share.

    The parties have not requested and will not request a ruling from the Internal Revenue Service regarding the tax consequences of the merger. The consummation of the merger is conditioned on the receipt by PairGain of an opinion from Stradling Yocca Carlson & Rauth, its outside legal counsel, to the effect that the merger will constitute a reorganization within the meaning of the Internal Revenue Code. PairGain stockholders should be aware that the tax opinion does not bind the Internal Revenue Service and the Internal Revenue Service is therefore not precluded from successfully asserting a contrary opinion. The tax opinion will be subject to certain assumptions and qualifications, including but not limited to the truth and accuracy of certain representations made by PairGain and ADC.

    A successful Internal Revenue Service challenge to the reorganization status of the merger would result in PairGain stockholders recognizing taxable gain or loss with respect to each share of common stock of PairGain surrendered equal to the difference between the stockholder's basis in that share and the fair market value, as of the effective time, of the ADC common stock received in the exchange. In this event, a stockholder's aggregate basis in the ADC common stock received would equal its fair market value, and the stockholder's holding period for that stock would begin the day after the merger.

Accounting Treatment

    ADC intends to account for the merger as a pooling-of-interests business combination. Under the pooling-of-interests method of accounting, the historical recorded assets and liabilities of ADC and PairGain will be carried forward to the combined company at their recorded amounts. In addition, the operating results of the combined company will include the operating results of both companies for the entire fiscal year in which the merger is completed and the historical reported operating results of both companies for prior periods will be combined and restated as the operating results of the combined company. It is a condition to consummation of the merger that ADC shall have received a letter from Arthur Andersen LLP, dated as of the effective date, stating that, based in part on a letter of Deloitte and Touche LLP stating that PairGain will qualify as a party to a pooling-of-interests transaction, and its familiarity with ADC, the merger will qualify as a pooling-of-interests transaction under Accounting Principles Board Opinion No. 16 and applicable regulations of the Securities and Exchange Commission.

    To help ensure that PairGain and ADC meet the prerequisites for pooling-of-interests accounting treatment, the affiliates of PairGain and the affiliates of ADC will each execute a letter agreement to the effect that such person will not sell, transfer or otherwise dispose of, or reduce such person's interest in or risk relating to, any of PairGain's common stock or shares of ADC common stock from the date that is 30 days prior to the effective time of the merger (or the termination of the merger agreement), and thereafter will not sell any shares of ADC common stock received in the transaction or otherwise beneficially owned by such person until ADC publicly releases financial results which reflect 30 days of combined operations of ADC and PairGain.

No Dissenters' or Appraisal Rights

    You are not entitled to exercise dissenter's or appraisal rights as a result of the merger or to demand payment in cash for your shares under Delaware law.

Restrictions on Sale of Shares by Affiliates of PairGain and ADC

    The shares of ADC common stock to be received by PairGain's stockholders in connection with the merger will be freely transferable, except for shares of ADC common stock issued to any person who is deemed to be an affiliate of either PairGain or ADC at the time of the special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of either of PairGain or ADC and may include the executive officers and directors, as well as the principal stockholders of both companies. Affiliates may not sell their shares of ADC common stock acquired in connection with the merger except pursuant to:

  •
  an effective registration statement under the Securities Act covering the resale of those shares;

  •
  in accordance with paragraph (d) of Rule 145 under the Securities Act; and

  •
  any other applicable exemption under the Securities Act.

    The merger agreement requires PairGain to cause each of its affiliates to execute a written agreement to the effect that such person will not offer or sell or otherwise dispose of any of the shares of ADC common stock issued to such person in or pursuant to the merger except in compliance with the Securities Act and the rules and regulations promulgated by the Securities and Exchange Commission thereunder. This proxy statement/prospectus may not be used in connection with the resale of shares of ADC common stock received in the merger by affiliates of PairGain.

Stock Market Listing

    An application will be filed for listing the shares of ADC common stock to be issued in the merger on the Nasdaq National Market. If the merger is completed, PairGain common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934.

Recent ADC Developments

    On May 16, 2000, ADC acquired IBSEN Micro Structures, a photonics company located in Copenhagen, Denmark, focused on development and production of high-performance optical components and tools. The acquisition is valued at approximately $80 million and will be accounted for using the purchase method.

    On May 17, 2000, ADC acquired Altitun AB, a leading developer and supplier of active optical components for next-generation optical networks located in Kista, Sweden. Altitun provides a full tunable laser product line and is the first tunable laser company to offer an integrated electronics control package that ensures easy management and integration. Historical financial information regarding Altitun is attached as Annex E.

    ADC will issue approximately 15,227,000 shares of its common stock to Altitun's shareholders and optionholders in the transaction. The transaction is intended to be accounted for as a pooling-of-interests. ADC expects to take a one-time charge for various acquisition-related expenses the amount of which has not yet been determined. Excluding the one-time charge, ADC expects the acquisition to be approximately $0.08 dilutive to earnings per share in both fiscal years 2000 and 2001.

Recent ADC Financial Results

    Set forth below are certain financial results of ADC for the quarterly period ended April 30, 2000.

Sales	$709 million
Net income	$94 million
Net income per diluted share	$0.29

    Sales for the second quarter ended April 30, 2000 represented an increase of 55% over the $457 million in the comparable quarter of 1999. Net income in the second quarter of 2000 increased to a record $94 million increasing 107% compared to the second quarter of 1999, or $0.15 per diluted share.

THE MERGER AGREEMENT

    The following is a summary of certain aspects of the merger agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference and attached to this proxy statement/prospectus as Annex A.

Structure of the Merger and Conversion of PairGain Common Stock

    In accordance with the merger agreement and Delaware law, Roman Acquisition Corp., a newly formed, wholly owned subsidiary of ADC, will be merged with and into PairGain. As a result of the merger, the separate corporate existence of Roman Acquisition Corp. will cease and PairGain will survive as a wholly owned subsidiary of ADC.

    Upon completion of the merger, each outstanding share of PairGain common stock, other than shares held by PairGain as treasury stock or by ADC or their respective subsidiaries, will be canceled and converted into the right to receive 0.43 of a share of ADC common stock. A corresponding right to purchase shares of ADC common stock pursuant to the Second Amended and Restated Rights Agreement dated as of November 28, 1995, as amended, between ADC and Norwest Bank, Minnesota, N.A., will accompany each share of ADC common stock. The number of shares of ADC common stock issuable in the merger will be proportionately adjusted for any additional future stock split, stock dividend or similar event with respect to PairGain common stock or ADC common stock effected between the date of the merger agreement and the completion of the merger.

    No fractional shares of ADC common stock will be issued in connection with the merger. Instead, you will receive an amount of cash in lieu of a fraction of a share of ADC common stock equal to the product of such fraction multiplied by the closing price for a share of ADC common stock on the Nasdaq National Market on the last full trading day prior to the effective time of the merger.

Treatment of PairGain Stock Options

    At the effective time, each outstanding option granted by PairGain to purchase shares of PairGain common stock, whether vested or unvested, will be assumed by ADC and converted into an option to acquire, on substantially the same terms and conditions as were applicable under such PairGain stock option, the number of shares of ADC common stock equal to the number of shares of PairGain common stock that were issuable upon exercise of such option immediately prior to the effective time of the merger multiplied by 0.43 (rounded down to the nearest whole number of shares), and the per share exercise price of the shares of ADC common stock issuable upon exercise of such ADC stock options will be equal to the exercise price per share at which the PairGain stock option was exercisable immediately prior to the effective time of the merger divided by 0.43 (rounded to the nearest whole cent). ADC has agreed to cause the ADC common stock issuable upon exercise of the ADC stock options to be listed on the Nasdaq National Market. Within five business days following the effective time, ADC will file a registration statement on Form S-8 with the Securities and Exchange Commission with respect to the ADC common stock underlying such ADC stock options.

Exchange of PairGain Stock Certificates for ADC Stock Certificates

    Within ten business days after the merger is completed, Norwest Bank Minnesota, N.A., ADC's transfer agent and exchange agent for the merger, will mail to you a letter of transmittal and instructions for use in surrendering your PairGain stock certificates in exchange for ADC stock certificates. When you deliver your PairGain stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your PairGain stock certificates will be cancelled and you will receive ADC stock certificates representing the number of full shares of ADC common stock, and cash in lieu of fractional shares, to which you are entitled under the merger agreement.

YOU SHOULD NOT SUBMIT YOUR STOCK CERTIFICATES FOR
EXCHANGE UNTIL YOU HAVE RECEIVED
THE LETTER OF TRANSMITTAL AND INSTRUCTIONS REFERRED TO ABOVE.

    You are not entitled to receive any dividends or other distributions on ADC common stock with a record date after the merger is completed until you have surrendered your PairGain stock certificates in exchange for ADC stock certificates. If there is any dividend or other distribution on ADC common stock with a record date after the merger and a payment date prior to the date you surrender your PairGain stock certificates in exchange for ADC stock certificates, you will receive the dividend with respect to the whole shares of ADC common stock issued to you promptly after they are issued. If there is any dividend or other distribution on ADC common stock with a record date after the merger and a payment date after the date you surrender your PairGain stock certificates in exchange for ADC stock certificates, you will receive it with respect to the whole shares of ADC common stock issued to you promptly after the payment date.

    ADC will only issue an ADC stock certificate or a check in lieu of a fractional share in a name other than the name in which a surrendered PairGain stock certificate is registered if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

Representations and Warranties

    PairGain and ADC each made a number of representations and warranties in the merger agreement regarding our authority to enter into the merger agreement and to consummate the other transactions contemplated by the merger agreement, and with regard to aspects of our business, financial condition, structure and other facts pertinent to the merger. Once the merger has been completed, the representations and warranties do not have any legal force or effect.

    The representations given by PairGain cover the following topics as they relate to PairGain and its subsidiaries:

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  PairGain's organization, qualification and power to do business;

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  PairGain's ownership of its subsidiaries;

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  capitalization of PairGain;

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  no conflict with charter documents, certain contracts or applicable law;

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  required filings and consents;

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  PairGain's filings and reports with the Securities and Exchange Commission;

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  PairGain's financial statements;

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  changes in PairGain's business since September 30, 1999;

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  litigation involving PairGain;

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  PairGain's title to the properties it owns and leases;

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  matters relating to material contracts;

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  PairGain's compliance with applicable laws;

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  intellectual property used and owned by PairGain;

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  the effect of the Year 2000 on PairGain's business and products;

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  PairGain's taxes;

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  matters relating to PairGain's employees;

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  PairGain's employee benefit plans;

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  environmental laws that apply to PairGain;

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  PairGain's insurance;

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  PairGain's compliance with the Foreign Corrupt Practices Act;

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  PairGain's compliance with export control laws;

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  finders or brokers for the merger;

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  authorization and recommendation by the PairGain board of directors of the merger;

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  the vote required of the PairGain stockholders to approve the merger;

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  opinion of PairGain's financial advisor;

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  ability to treat the merger as a tax-free reorganization;

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  the inapplicability of state anti-takeover statutes to the merger;

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  the inapplicability of PairGain's rights agreement to the merger;

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  information supplied by PairGain in this proxy statement/prospectus and the related registration statement of ADC; and

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  PairGain management's knowledge of factors adversely affecting its fiscal quarter ending March 31, 2000.

    The representations given by ADC and Roman Acquisition Corp. cover the following topics as they relate to ADC, Roman Acquisition Corp. and ADC's subsidiaries:

  •
  organization, qualification and power to do business;

  •
  capitalization of ADC;

  •
  no conflict with charter documents, certain contracts or applicable law;

  •
  ADC's filings and reports with the Securities and Exchange Commission;

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  ADC's financial statements;

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  changes in ADC's business since October 31, 1999;

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  litigation involving ADC;

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  ADC's compliance with applicable laws;

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  finders or brokers for the merger;

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  ability to treat the merger as a tax-free reorganization; and

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  information supplied by ADC and Roman Acquisition Corp. in this proxy statement/prospectus and the related registration statement of ADC;

    The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read the articles in the merger agreement entitled "Representations and Warranties of the Company" and "Representations and Warranties of Merger Sub and Parent."

Concept of Material Adverse Effect

    Many of the representations and warranties contained in the merger agreement are qualified by the concept of "material adverse effect." This concept also applies to some of the covenants and conditions to the merger described under "—PairGain's Conduct of Business before Completion of the Merger" and "—Conditions to the Merger" below, as well as to termination of the merger agreement for breaches of representations and warranties as described under "—Termination of the Merger Agreement." For purposes of the merger agreement, the concept of "material adverse effect" means any change, effect, event or condition that has a material adverse effect on the assets, business, results of operations or financial condition of PairGain or ADC, as the case may be, taken as a whole with their respective subsidiaries, or would prevent or materially delay its ability to complete the merger, other than any such change, effect, event or condition that arises as a result of the merger or from changes in general economic conditions. Changes in the market price of ADC common stock, in and of itself and not specifically related to any breach of representations or warranties by ADC, does not constitute a material change, effect, event or condition.

PairGain's Conduct of Business before Completion of the Merger

    PairGain agreed that, until termination of the merger agreement or the completion of the merger, or unless ADC consents in writing, PairGain and its subsidiaries will operate its businesses consistent with past practices, and will use commercially reasonable efforts to preserve its business organization, keep available the services of its officers and employees and to maintain satisfactory relationships with suppliers, distributors and customers. Further, PairGain agreed not to take any action which would adversely affect the ability of the parties to complete the merger. PairGain also agreed that, until the completion of the merger or unless ADC consents in writing, PairGain and its subsidiaries will conduct their businesses in compliance with specific restrictions or prohibitions relating to the following:

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  modification of PairGain's certificate of incorporation or bylaws;

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  the issuance of securities, except for limited grants of stock options under PairGain's stock option plans and issuances in connection with PairGain's employee stock purchase plan;

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  modification of existing capital stock;

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  the incurrence of indebtedness other than in the ordinary course;

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  employee benefits and severance arrangements;

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  entrance into or modification of material contracts;

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  disposition of property or assets other than in the ordinary course of business or sales of assets which do not exceed $1,000,000;

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  acquisition of substantial assets or equity in another business entity, except as otherwise agreed;

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  alteration of the corporate structure of PairGain or its subsidiaries;

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  authorization of any material capital expenditures not reflected in the budget previously provided to ADC;

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  change in accounting methods;

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  elections under United States or foreign tax laws;

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  actions that would prevent the merger from being accounted for as a pooling-of-interests;

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  settlement of any legal actions requiring payment in excess of $500,000; and

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  payment of any claims other than in the ordinary course of business.

    The agreements related to the conduct of PairGain's business in the merger agreement are complicated and not easily summarized. You are urged to carefully read the article in the merger agreement entitled "Covenants and Agreements."

No Solicitation of Transactions

    Until the merger is completed or the merger agreement is terminated, PairGain has agreed, subject to limited exceptions, that it will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any of its officers, directors or employees or any investment bankers, attorneys or other agents or representatives retained by or acting on behalf of PairGain to, whether directly or indirectly:

  •
  initiate, solicit or encourage, directly or indirectly, any inquiries or acquisition proposals;

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  engage or participate in negotiations or discussions with, or furnish any information or data to, or facilitate any inquiries or proposals by, a third party relating to an acquisition proposal; or

  •
  enter into any agreement with respect to an acquisition proposal or approve an acquisition proposal.

    However, prior to the special meeting PairGain may engage in any of these acts otherwise prohibited, other than solicitation, initiation or encouragement of any acquisition proposal, if:

  •
  a majority of PairGain's board of directors who are considered to be disinterested with respect to such unsolicited proposal determines in good faith, after receiving advice from its independent financial advisor, that PairGain has received a superior proposal; and

  •
  a majority of PairGain's disinterested directors determines in good faith, after receiving advice from its outside legal counsel that the failure to participate in discussions or negotiations, or to furnish information or approve or recommend the unsolicited acquisition proposal, is inconsistent with the PairGain board of director's fiduciary duties under applicable law.

    Additionally, PairGain's board of directors is not prohibited from taking and disclosing to PairGain's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act, after receiving advice from its outside legal counsel that such disclosure is required by applicable law. PairGain has agreed to provide ADC with detailed information about any acquisition proposal it receives.

    An acquisition proposal is any proposal made by a party other than ADC to acquire 20% or more of the assets of, or 20% or more of the outstanding capital stock of, PairGain or any of its subsidiaries. A superior proposal is an acquisition proposal to acquire 50% or more of the outstanding capital stock of, or substantially all of the assets of, PairGain or any of its subsidiaries on terms that the PairGain board determines, with advice from an independent financial advisor, to be more favorable to PairGain and its stockholders than the terms of the merger with ADC.

    For purposes of the foregoing, any violation of the restrictions described above by any director or officer of PairGain or any of its subsidiaries, or any financial advisor, attorney or other advisor or representative of PairGain, whether or not such person is purporting to act on behalf of PairGain or any of its subsidiaries, is deemed to be a breach of the relevant restriction by PairGain.

Conditions to the Merger

    Our respective obligations to complete the merger are subject to the prior satisfaction or waiver of certain conditions. If either ADC or PairGain waives any conditions, PairGain will consider the facts and circumstances at that time and make a determination as to whether a resolicitation of proxies from

PairGain stockholders is appropriate. The following conditions, among others, must be satisfied or waived before the completion of the merger:

  •
  the merger agreement must be approved by PairGain's stockholders;

  •
  no action or proceeding by a governmental entity seeking to prevent the merger or asserting its illegality may be in effect;

  •
  no judgment, order, statute or rule may be in effect that would prevent the merger or impose material sanctions, or otherwise impose material limitations on ADC's ability to combine and operate the business and assets of PairGain or require ADC to divest any significant portion of its or PairGain's business, assets or property;

  •
  all necessary governmental consents must be obtained including expiration or termination of the applicable waiting periods under U.S. antitrust laws;

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  our respective representations and warranties in the merger agreement must be true and correct, with certain exceptions;

  •
  we must comply with our respective obligations in the merger agreement;

  •
  PairGain must receive an opinion of its tax counsel to the effect that the merger will qualify as a tax-free reorganization;

  •
  ADC must be advised in writing by its independent auditors that pooling-of-interests accounting is available for the merger;

  •
  certain employees of PairGain must have entered into employment agreements with ADC, and certain other employees who will be offered comparable positions with ADC must have agreed to waive certain terms of their existing change of control agreements with PairGain; and

  •
  there have been no developments between the date of the merger agreement and completion of the merger that would have a material adverse effect on either PairGain or ADC, including without limitation, failure by PairGain to achieve not less than $55 million of total consolidated revenue, not less than $5 million of Avidia product revenue, and loss per share of not more than $0.03 per share for PairGain's fiscal quarter ending March 31, 2000, or the termination of employment of more than half of the Avidia product engineers employed by PairGain as of the date of the merger agreement.

Termination of the Merger Agreement

    The merger agreement may be terminated by mutual consent, or by either ADC or PairGain under certain circumstances, at any time before the completion of the merger, as summarized below:

  •
  if the merger is not completed, without the fault of the terminating party, by August 31, 2000;

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  if PairGain's stockholders do not approve and adopt the merger agreement at the special meeting.

  •
  if a governmental restraint prohibiting the merger is issued and is not appealable; or

  •
  if PairGain commits to or enters into an acquisition proposal from a third party which PairGain's board of directors determines in good faith to be superior to the terms of the merger with ADC, provided that ADC has not, within three business days of receiving notice from PairGain, proposed comparable amendments to the merger agreement such that PairGain's board of directors, at the end of the three day period, continues reasonably to believe that the third-party acquisition proposal is superior to the terms of the merger with ADC.

    The merger agreement may be terminated by ADC:

  •
  if PairGain has breached any of its representations and warranties or failed to perform any of its covenants and the breach or failure to perform has not been cured within 30 days following receipt of notice of the breach; or

  •
  if PairGain's board of directors or any of its committees withdraws or modifies, in a manner adverse to ADC, its recommendation of the merger to PairGain's stockholders, or approves or recommends an acquisition proposal other than the merger with ADC.

    Furthermore, the merger agreement may be terminated by PairGain if ADC has breached any of its representations and warranties or failed to perform any of its covenants and the breach or failure to perform has not been cured within 30 days following receipt of notice of the breach.

Payment of Fees and Expenses

    Except as further described below, whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expense, except that the registration and filing fees incurred in connection with the registration statement of which this proxy statement/prospectus is a part will be shared equally.

    If the merger agreement is terminated by PairGain or ADC because PairGain fails to obtain stockholder approval at the special meeting and, prior to termination, an acquisition proposal occurs, or if ADC terminates the merger agreement because:

  •
  PairGain commits to or enters into an acquisition proposal from a third party which PairGain's board of directors has determined in good faith to be superior to the merger with ADC;

  •
  PairGain has breached any of its representations and warranties or failed to perform any of its covenants and the breach or failure to perform has not been cured within 30 days following receipt of notice; or

  •
  PairGain's board of directors or any of its committees withdraws or modifies, in a manner adverse to ADC, its recommendation of the merger to the PairGain stockholders, or approves or recommends an acquisition proposal other than the merger with ADC, then PairGain will reimburse ADC for all out-of-pocket fees and expenses incurred or paid by or on behalf of ADC in connection with the merger agreement. Likewise, if PairGain terminates the merger agreement because ADC has breached any of its representations and warranties or failed to perform any of its covenants and the breach or failure to perform has not been cured within 30 days following receipt of notice, then ADC will reimburse PairGain for all out-of-pocket fees and expenses incurred or paid by or on behalf of PairGain in connection with the merger agreement.

    Additionally, if the merger agreement is terminated by PairGain or ADC at a time when ADC is entitled to terminate the merger agreement because PairGain did not obtain stockholder approval at the special meeting or PairGain has breached any of its representations and warranties or failed to perform any of its covenants (excluding its covenant regarding no solicitation of other transactions) and the breach or failure to perform has not been cured within 30 days following receipt of notice and, concurrently with or within nine months after termination, PairGain enters into an acquisition proposal with a third party (which can include the commencement of a tender offer by a third party directly with PairGain's stockholders), or if the merger agreement is terminated because:

  •
  PairGain commits to or enters into an acquisition proposal from a third party which PairGain's board of directors has determined in good faith to be superior to the merger with ADC;

  •
  PairGain has failed to perform its covenant regarding no solicitation of other transactions; or

  •
  PairGain's board of directors or any of its committees withdraws or modifies, in a manner adverse to ADC, its recommendation of the merger to PairGain's stockholders, or approves or recommends an acquisition proposal other than the merger with ADC, then PairGain shall, in addition to the payment of ADC's expenses, pay ADC a termination fee of $43,000,000.

    Failure to pay such amounts promptly will subject the failing party to additional payments of interest on such amounts at the prime rate announced by U.S. Bank National Association in Minneapolis.

Amendments, Extension and Waivers

    The merger agreement may be amended by action of the board of directors of the parties at any time before or after the special meeting, provided that any amendment made after the special meeting that would otherwise require stockholder approval under applicable law must be submitted to the stockholders. All amendments to the merger agreement must be in a writing signed by each party. At any time prior to the effective time of the merger, any party to the merger agreement may, to the extent legally allowed:

  •
  extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

  •
  waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement; and

  •
  waive compliance by the other parties with any of the agreements or conditions contained in the merger agreement.

    All extensions and waivers must be in writing and signed by the party against whom the waiver is to be effective.

STOCK OPTION AGREEMENT

    The following is a brief summary of certain aspects of the stock option agreement. This summary does not purport to be complete and is qualified in its entirety by the stock option agreement, which is incorporated in this proxy statement/prospectus by reference. The stock option agreement is attached to this proxy statement/prospectus as Annex B.

    Pursuant to the stock option agreement, ADC has the right, under the circumstances described below, to acquire up to 14,489,951 of the authorized but unissued shares of common stock of PairGain (or approximately 19.9% of the outstanding shares as of February 22, 2000), at a per share exercise price of $18.03, payable in cash. The stock option agreement could have the effect of making an acquisition of PairGain by a third party more costly because of the need to acquire in any such transaction the option shares issued under the option agreement, and could also jeopardize the ability of a third party to acquire PairGain in a transaction to be accounted for as a pooling-of-interests.

    The option may be exercised by ADC, in whole or in part, at any time or from time to time after the occurrence of an event that would entitle ADC, upon termination of the merger agreement, to payment of the termination fee (as described in "The Merger Agreement—Payment of Fees and Expenses") and in certain other circumstances in which a third party acquires, commences a tender offer for, announces the acquisition of or receives an option to acquire more than 20% of the outstanding common stock of PairGain. In lieu of the payment of the option price and the receipt of the option shares, under certain circumstances, ADC may require PairGain to repurchase the option at a cash purchase price equal to the product determined by multiplying (A) the number of option shares as to which the option has not yet been exercised by (B) the excess of (i) the fair market value of the common stock of PairGain (as determined in accordance with the terms of the option agreement) over (ii) the option price.

    The option agreement further provides that if ADC desires to sell any of the option shares and such sale requires the registration of such shares under the Securities Act, PairGain will be required to prepare and file (subject to certain limitations) a registration statement under the Securities Act for the purpose of permitting such sale of shares by ADC.

    Notwithstanding any other provision of the option agreement, in no event shall ADC's Total Profit (as defined below) exceed $43,000,000 and, if it otherwise would exceed such amount, ADC, at its sole election, shall either (i) deliver to PairGain for cancellation option shares previously acquired by ADC, (ii) pay cash or other consideration to PairGain or (iii) undertake any combination thereof, in each case, so that ADC's Total Profit does not exceed $43,000,000. "Total Profit" means the sum (before taxes) of the following: (A) the amount of cash received by ADC pursuant to the repurchase of the option by PairGain, (B)(1) the net cash amounts received by ADC pursuant to the sale of option shares (or any other securities into which such option shares are converted or exchanged) to any unaffiliated party, less (2) the aggregated option price paid for all option shares acquired by ADC and (C) any termination fee received pursuant to the merger agreement.

    The stock option agreement will terminate upon the earlier of (i) the effective time of the merger and (ii) the termination of the merger agreement, provided that the stock option agreement will not terminate until nine months after the termination of the merger agreement if the merger agreement is terminated under circumstances requiring PairGain to pay ADC the termination fee and such termination fee has not been paid.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

    On February 22, 2000, ADC entered into the merger agreement with PairGain in a transaction to be accounted for as a pooling-of-interests. PairGain will become a wholly owned subsidiary of ADC. Under the terms of the merger agreement, which is structured as a tax-free reorganization for U.S. federal income tax purposes, each issued and outstanding share of PairGain common stock will be converted into 0.43 of a share of ADC common stock. Based on this exchange ratio, and the assumption that the merger occurred as of January 31, 2000, the pro forma adjustment reflects the issuance of approximately 30.7 million shares of ADC common stock. The actual shares of ADC common stock to be issued will be determined at the effective date of the merger based on the actual shares of PairGain common stock outstanding at that date. Additionally, ADC will convert options to purchase approximately 10.7 million shares of PairGain common stock into options to purchase approximately 4.6 million shares of ADC common stock. The merger is subject to certain conditions, including PairGain stockholder approval and receipt of required regulatory approvals.

    On May 17, 2000, ADC acquired Altitun AB, a Swedish corporation, in a transaction to be accounted for as a pooling-of-interests. Under the terms of the agreement, each issued and outstanding share of Altitun will be exchanged for 12.837 shares of ADC common stock. Additionally ADC will convert approximately 113,700 Altitun stock options to approximately 1.4 million ADC stock options.

    The following unaudited pro forma condensed combined financial statements present the effect of the merger between ADC and PairGain and between ADC, PairGain and Altitun to be accounted for as a pooling-of-interests, after giving the effect to the pro forma adjustments described in the accompanying notes. The unaudited pro forma condensed combined financial information should be read in conjunction with the audited historical consolidated financial statements and related notes thereto of ADC and PairGain and the supplemental historical consolidated financial statements and related notes of Altitun which are incorporated by reference in this document or included herein.

    Since the fiscal years of ADC, PairGain and Altitun differ, the unaudited pro forma condensed combined balance sheet data combines ADC's consolidated balance sheet as of January 31, 2000 with PairGain's and Altitun's consolidated balance sheets as of March 31, 2000. Such pro forma information is based on the historical consolidated balance sheet data of ADC and PairGain and the supplemental historical consolidated balance sheet data of Altitun as of January 31, 2000 for ADC and March 31, 2000 for PairGain and Altitun. The unaudited pro forma condensed combined income statements combine ADC's consolidated statements of income for the three month period ended January 31, 2000 and fiscal years ended October 31, 1999, 1998 and 1997 with PairGain's and Altitun's three month period ended March 31, 2000 and fiscal years ended December 31, 1999, 1998 and 1997, respectively. It is expected that on consummation of the acquisition, PairGain and Altitun will change their fiscal year ends to coincide with ADC's.

    The unaudited pro forma condensed combined financial statements are based on the estimates and assumptions set forth in notes to such statements, which are preliminary, and have been made solely for purposes of developing the pro forma information. The unaudited pro forma condensed combined financial statements are not necessarily an indication of the results that would have been achieved had the transaction been consummated as of the dates indicated or that may be achieved in the future.

    ADC, PairGain and Altitun estimate that they will incur direct transaction costs of approximately $29 million in connection with the acquisitions, which will be charged to operations in the quarter in which the acquisitions are consummated. This amount is a preliminary estimate and is therefore subject to change. There can be no assurance that ADC will not incur additional charges in subsequent quarters to reflect costs associated with the merger.

UNAUDITED PRO FORMA CONDENSED COMBINED
BALANCE SHEET OF ADC/PAIRGAIN/ALTITUN
(in thousands)

						Supplemental Historical
	Historical		ADC/PairGain Pro Forma				ADC/PairGain/Altitun Pro Forma
	ADC January 31, 2000	PairGain March 31, 2000				Altitun March 31, 2000
			Adjustments		Combined		Adjustments		Combined
ASSETS
Cash and cash equivalents	$164,661	$57,425			$222,086	$6,225			$228,311
Short-term investments	199,654	435,977			635,631	—			635,631
Note receivable	—	90,000			90,000	—			90,000
Accounts receivable, net	439,574	33,415			472,989	35			473,024
Inventories, net	281,438	44,068			325,506	152			325,658
Prepaid and other assets	52,085	9,854			61,939	243			62,182

Total current assets	1,137,412	670,739			1,808,151	6,655			1,814,806
Property & equipment, net	343,277	27,973			371,250	1,538			372,788
Other assets, principally goodwill	333,830	24,461			358,291	—			358,291

	$1,814,519	$723,173			$2,537,692	$8,193			$2,545,885

LIABILITIES & STOCKOWNERS' INVESTMENT
Notes payable and current maturities of long-term debt	$12,048	$33			$12,081	$79			$12,160
Accounts payable	103,291	14,998			118,289	533			118,822
Accrued compensation & benefits		—			—	—			—
Accrued warranty reserve		—			—	—			—
Accrued liabilities	216,088	29,435	23,500	(2)	269,023	379	5,500	(2)	274,902
Accrued income taxes	73,971	130,343			204,314	13			204,327

Total current liabilities	405,398	174,809	23,500		603,707	1,004	5,500		610,211
Long term debt, less current maturities	13,116	1,727			14,843	30			14,873

Total liabilities	418,514	176,536	23,500		618,550	1,034	5,500		625,084
Total stockholders' investment	1,396,005	546,637	(23,500	)(2)	1,919,142	7,159	(5,500	)(2)	1,920,801

	$1,814,519	$723,173	$—		$2,537,692	$8,193	$—		$2,545,885

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF INCOME OF ADC/PAIRGAIN/ALTITUN
(in thousands except per share data)

	Historical Three Months Ended				Supplemental Historical Three Months Ended
			ADC/PairGain Pro Forma			ADC/PairGain/Altitun Pro Forma
	ADC January 31, 2000	PairGain March 31, 2000			Altitun March 31, 2000
			Adjustments	Combined		Adjustments	Combined
Net sales	$544,634	$60,690		$605,324	$44		$605,368
Cost of product sold	283,057	41,803		324,860	597		325,457

Gross profit (loss)	261,577	18,887		280,464	(553)		279,911
Expenses:
Research and development	57,950	16,794		74,744	304		75,048
Selling and administrative	113,965	17,611		131,576	648		132,224
Goodwill amortization	5,567	119		5,686	—		5,686
Non-recurring charges	—	248		248	—		248

Total expenses	177,482	34,772		212,254	952		213,206

Operating income (loss)	84,095	(15,885)		68,210	(1,505)		66,705
Other income, net	1,251	2,931		4,182	58		4,240
Gain on sale of microelectronics engineering group	—	328,591		328,591			328,591

Income (loss) before income taxes	85,346	315,637		400,983	(1,447)		399,536
Provision for income taxes	29,018	126,255		155,273	13		155,286

Net income (loss)	$56,328	$189,382		$245,710	$(1,460)		$244,250

Earnings (loss) per share—basic(3)	$0.19	$2.61		$0.74	$(1.47)		$0.71

Earnings (loss) per share—diluted(3)	$0.18	$2.46		$0.71	$(1.47)		$0.68

Average shares outstanding—basic(1)	302,120	72,693		333,378	997		346,171

Average shares outstanding—diluted(1)	314,518	76,897		347,584	997		360,376

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF INCOME OF ADC/PAIRGAIN/ALTITUN
(in thousands except per share data)

	Historical Year Ended				Supplemental Historical Year Ended
						ADC/PairGain/Altitun Pro Forma
			Pro Forma
	ADC October 31, 1999	PairGain December 31, 1999			Altitun December 31, 1999
			Adjustments	Combined		Adjustments	Combined
Net sales	$1,926,947	$224,875		$2,151,822	$646		$2,152,468
Cost of product sold	1,009,983	138,463		1,148,446	1,501		1,149,947

Gross profit (loss)	916,964	86,412		1,003,376	(855)		1,002,521
Expenses:
Research and development	192,872	45,334		238,206	735		238,941
Selling and administrative	390,194	57,143		447,337	1,272		448,609
Goodwill amortization	22,249	—		22,249	—		22,249
Non-recurring charges	148,977	—		148,977	—		148,977

Total expenses	754,292	102,477		856,769	2,007		858,776

Operating income (loss)	162,672	(16,065)		146,607	(2,862)		143,745
Other income (expense), net	(2,289)	7,583		5,294	54		5,348

Income (loss) before income taxes	160,383	(8,482)		151,901	(2,808)		149,093
Provision for (benefit from) income taxes	72,748	(10,905) (4)		61,843	—		61,843

Net income (loss)	$87,635	$2,423		$90,058	$(2,808)		$87,250

Earnings (loss) per share—basic(3)	$0.29	$0.03		$0.27	$(3.29)		$0.26

Earnings (loss) per share—diluted(3)	$0.29	$0.03		$0.27	$(3.29)		$0.25

Average shares outstanding—basic(1)	299,002	70,994		329,529	853		340,475

Average shares outstanding—diluted(1)	306,138	75,668		338,675	853		349,621

    The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF INCOME OF ADC/PAIRGAIN/ALTITUN
(in thousands except per share data)

	Historical Year Ended				Supplemental Historical Year Ended
						ADC/PairGain/Altitun Pro Forma
			Pro Forma
	ADC October 31, 1998	PairGain December 31, 1998			Altitun December 31, 1998
			Adjustments	Combined		Adjustments	Combined
Net sales	$1,547,383	$283,100		$1,830,483	$659		$1,831,142
Cost of product sold	799,394	146,569		945,963	522		946,485

Gross profit	747,989	136,531		884,520	137		884,657
Expenses:
Research and development	159,301	37,576		196,877	480		197,357
Selling and administrative	307,982	43,419		351,401	622		352,023
Goodwill amortization	12,543	—		12,543	—		12,543
Non-recurring charges	9,168	—		9,168	—		9,168

Total expenses	488,994	80,995		569,989	1,102		571,091

Operating income (loss)	258,995	55,536		314,531	(965)		313,566
Other income, net	3,532	7,529		11,061	28		11,089

Income (loss) before income taxes	262,527	63,065		325,592	(937)		324,655
Provision for income taxes	88,748	23,566		112,314	—		112,314

Net income (loss)	$173,779	$39,499		$213,278	$(937)		$212,341

Earnings (loss) per share—basic(3)	$0.59	$0.56		$0.65	$(1.20)		$0.63

Earnings (loss) per share—diluted(3)	$0.58	$0.53		$0.64	$(1.20)		$0.62

Average shares outstanding—basic(1)	296,200	70,234		326,401	784		336,463

Average shares outstanding—diluted(1)	301,644	74,802		333,809	784		343,871

    The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF INCOME OF ADC/PAIRGAIN/ALTITUN
(in thousands except per share data)

	Historical Year Ended				Supplemental Historical For the Period From Inception (June 18, 1997)
						ADC/PairGain/Altitun Pro Forma
			Pro Forma
	ADC October 31, 1997	PairGain December 31, 1997			Altitun December 31, 1997
			Adjustments	Combined		Adjustments	Combined
Net sales	$1,271,495	$282,325		$1,553,820	$33		$1,553,853
Cost of product sold	661,993	142,571		804,564	54		804,618

Gross profit (loss)	609,502	139,754		749,256	(21)		749,235
Expenses:
Research and development	132,784	31,982		164,766	1		164,767
Selling and administrative	248,334	33,391		281,725	5		281,730
Goodwill amortization	10,013	—		10,013	—		10,013
Non-recurring charges	22,700	2,642		25,342	—		25,342

Total expenses	413,831	68,015		481,846	6		481,852

Operating income (loss)	195,671	71,739		267,410	(27)		267,383
Other income, net	6,312	6,204		12,516	2		12,518

Income (loss) before income taxes	201,983	77,943		279,926	(25)		279,901
Provision for income taxes	69,209	30,306		99,515	—		99,515

Net income (loss)	$132,774	$47,637		$180,411	$(25)		$180,386

Earnings (loss) per share—basic(3)	$0.46	$0.70		$0.57	$(0.03)		$0.55

Earnings (loss) per share—diluted(3)	$0.45	$0.63		$0.55	$(0.03)		$0.53

Average shares outstanding—basic(1)	289,656	67,991		318,892	784		328,954

Average shares outstanding—diluted(1)	295,022	75,225		327,369	784		337,431

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS OF ADC AND PAIRGAIN

The unaudited pro forma condensed combined financial statements reflect the merger, and gives effect to the following:

1.
On February 22, 2000, ADC entered into a definitive merger agreement with PairGain, which is being accounted for as a pooling-of-interests. According to the merger agreement, each share of PairGain common stock will be exchanged for 0.43 of a share of ADC common stock. Based on this exchange ratio, the pro forma adjustment reflects the issuance of 30.7 million shares of ADC common stock, as if the merger occurred as of January 31, 2000. The actual shares of ADC common stock to be issued will be determined at the effective date of the merger based on the actual shares of PairGain common stock outstanding at such date. Additionally on May 17, 2000 ADC acquired Altitun. The unaudited pro forma condensed combined financial statements of ADC and PairGain have been updated to reflect the acquisition of Altitun, which is being accounted for as a pooling-of-interests and as a result, the unaudited pro forma condensed combined balance sheets and statements of income are presented as if ADC, PairGain and Altitun had been combined for all periods presented.

    The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the historical consolidated financial statements and related notes of ADC and PairGain and supplemental historical consolidated financial statements of Altitun attached as Annex E.

    All share numbers in these unaudited pro forma condensed combined financial statements for all periods presented have been adjusted to reflect the ADC 2-for-1 stock split that occurred in February 2000.

2.
ADC, PairGain and Altitun will incur certain direct transaction costs associated with the mergers including transaction fees for investment bankers, attorneys, accountants, financial printing and other related charges. These costs are estimated to be approximately $29 million. Actual costs could not be determined since the merger with PairGain has not been completed. The pro forma condensed combined balance sheet as of January 31, 2000 includes the effect of these costs as if the acquisitions occurred at such date. The pro forma condensed combined statement of income for the three month period ended January 31, 2000 excludes the effect of these costs.

3.
The pro forma combined net income per share is based on the combined weighted-average number of common and potential common shares of ADC common stock and weighted-average number of common and potential common shares of PairGain and Altitun common stock for each period presented multiplied by the exchange ratio of 0.43 shares of ADC common stock for each share of PairGain common stock and 12.837 shares of ADC common stock for each share of Altitun common stock.

4.
The majority of the tax benefit recorded for the year ended December 31, 1999 related to a capital loss incurred in 1995, which had previously been unrecognized due to the uncertainty of generating capital gains under current investment policies. Due to the divestiture of the microelectronics engineering group in the first quarter of 2000, the realization of these capital losses is now assured.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF ADC AND PAIRGAIN

    This section of the proxy statement/prospectus describes certain differences between the rights of holders of PairGain common stock and the rights of holders of ADC common stock. While we believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and refer to the other documents discussed below for a more complete understanding of the differences between being a stockholder of PairGain and being a shareholder of ADC.

    As a stockholder of PairGain, your rights are governed by PairGain's amended and restated certificate of incorporation, as currently in effect, and PairGain's bylaws. After completion of the merger, you will become a shareholder of ADC. ADC's common stock is quoted on the Nasdaq National Market under the symbol "ADCT." As an ADC shareholder, your rights will be governed by ADC's restated articles of incorporation, as amended, and ADC's restated bylaws, as amended. In addition, ADC is incorporated in Minnesota while PairGain is incorporated in Delaware. Although the rights and privileges of stockholders of a Delaware corporation are in many instances comparable to those of shareholders of a Minnesota corporation, there are also differences.

MINNESOTA CORPORATION	DELAWARE CORPORATION
Shareholder Meetings

Under Minnesota law and the ADC bylaws, holders of ADC common stock are entitled to at least 10 days' prior written notice for each regular meeting and special meeting to consider any matter, except that Minnesota law and the ADC bylaws require that notice of a meeting at which an agreement of merger or exchange is to be considered shall be mailed to shareholders of record, whether entitled to vote or not, at least 14 days prior to such meeting.
Delaware law and the PairGain bylaws require that stockholders be provided prior written notice no more than 60 days nor less than 10 days prior to the date of any meeting of stockholders. Notice must be given at least 20 days prior to a meeting at which the stockholders will be asked to approve and adopt an agreement relating to the merger of the corporation.
Right to Call Special Meetings

Under Minnesota law and the ADC bylaws, a special meeting of shareholders may be called by the chairman of the board, the chief executive officer, the president, the chief financial officer, the treasurer, any two or more directors, a person authorized in the articles or bylaws to call special meetings, or a shareholder or shareholders holding 10% or more of all shares entitled to vote, except that a special meeting called by a shareholder for the purpose of considering any action to facilitate, directly or indirectly, or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote.
Under Delaware law, a special meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. The PairGain bylaws authorize a special meeting of stockholders to be called by the chief executive officer, a majority of the board of directors, or at the request in writing of stockholders owning not less than 50% of the entire voting stock of PairGain.

Actions by Written Consent of Shareholders

Under Minnesota law and the ADC bylaws, any action required or permitted to be taken in a meeting of the shareholders may be taken without a meeting by a written action signed by all of the shareholders entitled to vote on that action. The ADC articles do not restrict shareholder action by written consent.
Under Delaware law and the PairGain bylaws, stockholders may act by a written consent in lieu of a meeting provided the written consent is signed by the holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present. The PairGain certificate does not contain any provision restricting action of stockholders by written consent.
Rights of Dissenting Shareholders

    Under both Minnesota and Delaware law, shareholders may exercise a right of dissent from certain corporate actions and obtain payment of the fair value of their shares. Generally, under Minnesota law, the categories of transactions subject to dissenter's rights are broader than those under Delaware law. Shareholders of a Minnesota corporation may exercise dissenter's rights in connection with:
    •  an amendment of the articles of incorporation that materially and adversely affects the rights and preferences of the shares of the dissenting shareholder in certain respects;
    •  a sale or transfer of all or substantially all of the assets of the corporation;
    •  a plan of merger to which the corporation is a party;
    •  a plan of exchange of shares to which the corporation is a party; and
    •  any other corporate action with respect to which the corporation's articles of incorporation or bylaws give dissenting shareholders the right to obtain payment for their shares.
Unless the articles, the bylaws, or a resolution approved by the board of directors otherwise provide, such dissenters' rights do not apply to a shareholder of the surviving corporation in a merger, if the shares of the shareholder are not entitled to be voted on the merger. The ADC articles do not grant any other dissenters' rights. Shareholders who desire to exercise their dissenters' rights must satisfy all of the conditions and requirements as set forth in the Minnesota Business Corporation Act in order to maintain such rights and obtain such payment.

Under Delaware law, appraisal rights are available in connection with certain statutory mergers or consolidations, amendments to the certificate of incorporation (if so provided in the certificate of incorporation), any merger or consolidation in which the corporation is a constituent corporation, or sales of all or substantially all of the assets of a corporation. Appraisal rights are not available under Delaware law, however, if the corporation's stock is (i) listed on a national securities exchange or designated on the Nasdaq National Market, or (ii) held of record by more than 2,000 stockholders; provided, that if the merger or consolidation requires stockholders to exchange their stock for anything other than (a) shares of the surviving corporation; (b) shares of another corporation that will be listed on a national securities exchange; (c) cash in lieu of fractional shares of any such corporation; or (d) any combination of such shares and cash in lieu of fractional shares, then appraisal rights will be available. The PairGain certificate does not grant any other dissenters' rights. Stockholders who desire to exercise their dissenters' rights must satisfy all of the conditions and requirements as set forth in the Delaware General Corporation Law in order to maintain such rights and obtain such payment.

Board of Directors

Minnesota law provides that the board of directors of a Minnesota corporation shall consist of one or more directors as fixed by the articles of incorporation or bylaws. The ADC board of directors currently consists of 11 directors (including two vacant seats). The ADC articles provide that the board is divided into three classes. The number of directors may be increased or decreased from time to time by resolution adopted by the affirmative vote of the shareholders holding 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors (the "Voting Stock"), unless the proposed increased or decrease has been expressly approved by a majority vote of all members of the board of directors, in which case such an increase or decrease shall require the affirmative vote of the shareholders holding a majority of the outstanding shares of Voting Stock.
Minnesota law provides that, unless modified by the articles or bylaws of the corporation or by shareholder agreement, the directors may be removed with or without cause by the affirmative vote of that proportion or number of the voting power of the shares of the classes or series the director represents which would be sufficient to elect such director (with an exception for corporations with cumulative voting). The ADC articles require the affirmative vote of the shareholders holding 80% of the Voting Stock to remove a director, unless the removal has been expressly approved by the majority vote of all members of the board of directors, in which case the removal shall require the affirmative vote of the shareholders holding a majority of the outstanding shares of Voting Stock. Shareholders of ADC do not have the right to cumulative voting in the election of directors.
    Delaware law states that the board of directors shall consist of one or more members with the number of directors to be fixed as provided in the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate. The PairGain bylaws provide that the number of directors which shall constitute the board of directors shall be determined by resolution of the board of directors or by the stockholders at the annual meeting of stockholders, but in no event shall be less than five nor more than nine.
Delaware law states that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. In the case of a corporation whose board is classified, holders may only remove a director for cause unless the certificate provides otherwise. The PairGain certificate provides for a classified board whose directors may only be removed for cause.

Filling Vacancies on the Board of Directors

Under Minnesota law, unless different rules for filling vacancies are provided for in the articles of incorporation or bylaws, vacancies resulting from the death, resignation, removal or disqualification of a director may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum, and vacancies resulting from a newly-created directorship may be filled by the affirmative vote of a majority of the directors serving at the time of the increase. The shareholders may also elect a new director to fill a vacancy that is created by the removal of a director by the shareholders. The ADC articles provide that vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining member of the board, though less than a quorum; provided that newly created directorships resulting from an increase in the authorized number of directors shall be filled by the affirmative vote of a majority of the directors serving at the time of such increase.
Delaware law provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Further, if, at the time of filling any vacancy, the directors then in office shall constitute less than a majority of the whole board, the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Amendments to Bylaws and Articles

    Minnesota law and the ADC bylaws provide that the power to adopt, amend or repeal the bylaws is vested in the board (subject to certain notice requirements set forth in the ADC bylaws). Minnesota law provides that the authority in the board of directors is subject to the power of the shareholders to change or repeal such bylaws by a majority vote of the shareholders at a meeting of the shareholders called for such purpose, and the board of directors shall not make or alter any bylaws fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board of directors, or fixing the number of directors or their classifications, qualifications or terms of office. Under Minnesota law, a shareholder or shareholders holding 3% or more of the voting shares entitled to vote may propose a resolution to amend or repeal bylaws adopted, amended or repealed by the board, in which event such resolutions must be brought before the shareholders for their consideration pursuant to the procedures for amending the articles of incorporation.
Minnesota law provides that a proposal to amend the articles of incorporation may be presented to the shareholders of a Minnesota corporation by a resolution (i) approved by the affirmative vote of a majority of the directors present or (ii) proposed by a shareholder or shareholders holding 3% or more of the voting shares entitled to vote thereon. Under Minnesota law, any such amendment must be approved by the affirmative vote of a majority of the shareholders entitled to vote thereon, except that the articles may provide for a specified proportion or number larger than a majority. The ADC articles provide that the affirmative vote of the holders of at least 80% of the shares of Voting Stock is required in order to amend provisions of the ADC articles concerning the election and removal of directors (unless the proposed change has been expressly approved by a majority of all members of the ADC board of directors, in which case such change shall be approved by a majority of the shares of Voting Stock), and that the affirmative vote of the holders of 80% of the outstanding shares of Voting Stock is required in order to amend provisions concerning certain mergers, consolidations and other business combinations and reorganizations.
Delaware law requires a vote of the corporation's board of directors followed by the affirmative vote of a majority of the outstanding stock of each class entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval is required by the certificate of incorporation. Further, Delaware law states that if an amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of shares of such class or alter or change the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, the class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. Delaware law also states that the power to adopt, amend or repeal the bylaws of a corporation shall be in the stockholders entitled to vote, provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the stockholders. The PairGain certificate expressly authorizes the board of directors to make, repeal, alter, amend or rescind any or all of the bylaws of PairGain.

Indemnification of Directors, Officers and Employees

    Minnesota law and Delaware law both contain provisions setting forth conditions under which a corporation may indemnify its directors, officers and employees. While indemnification is permitted only if certain statutory standards of conduct are met, Minnesota law and Delaware law are substantially similar in providing for indemnification if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The statutes differ, however, with respect to whether indemnification is permissive or mandatory, where there is a distinction between third-party actions and actions by or in the right of the corporation, and whether, and to what extent, reimbursement of judgments, fines, settlements, and expenses is allowed. The major difference between Minnesota law and Delaware law is that while indemnification of officers, directors and employees is mandatory under Minnesota, indemnification is permissive under Delaware law, except that a Delaware corporation must indemnify a person who is successful on the merits or otherwise in the defense of certain specified actions, suits or proceedings for expenses and attorney's fees actually and reasonably incurred in connection therewith.
Minnesota law requires a corporation to indemnify any director, officer or employee who is made or threatened to be made party to a proceeding by reason of the former or present official capacity of the director, officer or employee, against judgments, penalties, fines, settlements and reasonable expenses. Minnesota law permits a corporation to prohibit indemnification by so providing in its articles of incorporation or its bylaws. ADC has not limited the statutory indemnification in its articles of incorporation, however, and the bylaws of ADC state that ADC shall indemnify such persons for such expenses and liabilities to such extent as permitted by statute.
Although indemnification is permissive in Delaware, a corporation may, through its certificate of incorporation, bylaws or other intracorporate agreements, make indemnification mandatory. Pursuant to this authority, the PairGain certificate and bylaws provide that PairGain shall indemnify its officers and directors to the fullest extent permitted under the Delaware law, unless an officer or director has initiated a proceeding, in which case approval by the board of directors is required prior to indemnification.

Liabilities of Directors

    Under Minnesota law, a director may be liable to the corporation for distributions made in violation of Minnesota law or a restriction contained in the corporation's articles or bylaws. The ADC articles provide that a director shall not be personally liable to ADC or its shareholders for monetary liability relating to breach of fiduciary duty as a director, unless the liability relates to:
    •  a breach of the director's duty of loyalty to the corporation or its shareholders;
    •  acts or omissions involving a lack of good faith or which involve intentional misconduct or a knowing violation of law;
    •  liability for illegal distributions and unlawful sales of ADC securities;
    •  transactions where the director gained an improper personal benefit; or
    •  any acts or omissions occurring prior to the date on which the liability limitation provisions of the ADC articles became effective.
The ADC articles provide that any repeal or modification of the foregoing provisions shall not adversely affect any right or protection of a director of ADC existing at the time of such repeal or modification.

    Under Delaware law, a certificate of incorporation may contain a provision limiting or eliminating a director's personal liability to the corporation or its stockholders for monetary damages for a director's breach of fiduciary duty subject to certain limitations. The PairGain certificate provides that the corporation's directors shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:
    •  for any breach of the director's duty of loyalty to the corporation or its stockholders;
    •  for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law;
    •  for unlawful payment of dividend or unlawful stock purchase or redemption as set forth in section 174 of the Delaware General Corporation Law; or
    •  for any transaction from which the director derived an improper personal benefit.
The PairGain certificate also provides that if Delaware law is amended to authorize further elimination of the personal liability of directors, then the liability of PairGain directors shall be limited to the fullest extent permitted by Delaware law, as so amended.
Shareholder Approval of Merger

Minnesota law provides that a resolution containing a plan of merger or exchange must be approved by the affirmative vote of a majority of the directors present at a meeting and submitted to the shareholders and approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote. Unlike Delaware law, Minnesota law requires that any class of shares of a Minnesota corporation must be given the right to approve the plan if it contains a provision which, if contained in a proposed amendment to the corporation's articles of incorporation, would entitle such a class to vote as a class.
In order to effect a merger under Delaware law, a corporation's board of directors must adopt an agreement of merger and recommend it to the stockholders. The agreement must be approved and adopted by holders of a majority of the outstanding shares of the corporation entitled to vote thereon.

Business Combinations, Control Share Acquisitions and Anti-Takeover Provisions

    Minnesota law prohibits certain "business combinations" (as defined in the Minnesota Business Corporations Act) between a Minnesota corporation with at least 100 shareholders, or a publicly held corporation that has at least 50 shareholders, and an "interested shareholder" for a four-year period following the share acquisition date by the interested shareholder, unless certain conditions are satisfied or an exemption is found. An "interested shareholder" is generally defined to include a person who beneficially owns at least 10% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation. Minnesota law also limits the ability of a shareholder who acquires beneficial ownership of more than certain thresholds of the percentage voting power of a Minnesota corporation (starting at 20%) from voting those shares in excess of the threshold unless such acquisition has been approved in advance by a majority of the voting power held by shareholders unaffiliated with such shareholder.
    The ADC articles require the affirmative vote of at least 80% of the outstanding shares of ADC Voting Stock in order to effect certain business combinations, including a merger, consolidation, exchange of shares, sale of all or substantially all of the assets of ADC or other similar transactions, with a person who, together with its affiliates, owns 15% or more of the outstanding Voting Stock of ADC (a "Related Person"). However, the 80% voting requirement will not be applicable if a majority of the continuing directors approve the business combination and the cash or fair market value of the property, securities or other consideration to be received per share by holders of ADC common stock other than the Related Person is not less than the highest per share price paid by the Related Person in acquiring any of its holdings of ADC common stock.
Minnesota law provides that during any tender offer, a publicly held corporation may not enter into or amend an agreement (whether or not subject to contingencies) that increases the current or future compensation of any officer or director. In addition, under Minnesota law, a publicly held corporation is prohibited from purchasing any voting shares owned for less than two years from a 5% shareholder for more than the market value unless the transaction has been approved by the affirmative vote of the holders of a majority of the voting power of all shares
    Delaware law prohibits, in certain circumstances, a "business combination" between the corporation and an "interested stockholder" within three years of the stockholder becoming an "interested stockholder." An "interested stockholder" is a holder who, directly or indirectly, controls 15% or more of the outstanding voting stock or is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the prior three-year period. A "business combination" includes a merger or consolidation, a sale or other disposition of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation or the aggregate market value of the outstanding stock of the corporation and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation. This provision does not apply where:
    •  either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors prior to the date the interested stockholder acquired such 15% interest;
    •  upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation excluding for the purposes of determining the number of shares outstanding shares held by persons who are directors and also officers and by employee stock plans in which participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered;
    •  the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding votes entitled to be cast by disinterested stockholders at an annual or special meeting;
• the corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association, or held of record by more entitled to vote or unless the corporation makes a comparable offer to all holders of shares of the class or series of stock held by the 5% shareholder and to all holders of any class or series into which such securities may be converted.
It should be noted that in addition to the anti-takeover measures discussed above, the provisions of the ADC articles and bylaws (i) providing for a staggered board of directors, (ii) requiring a vote of 80% of the outstanding Voting Stock to amend certain provisions of the ADC articles concerning the election and removal of directors and concerning certain business combinations, (iii) limiting the right of shareholders to call a special meeting of shareholders involving a business combination, or any change in the composition of the board of directors as a result of such business combination, to require the request of holders of at least 25% of the outstanding shares, and (iv) providing for certain shareholder rights in the event that any person or group acquires 15% or more of ADC's common stock may make it more difficult to effect a change in control of ADC and may discourage or deter a third party from attempting a takeover.
      than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder;
    •  the stockholder acquires a 15% interest inadvertently and divests itself of such ownership and would not have been a 15% stockholder in the preceding 3 years but for the inadvertent acquisition of ownership;
    •  the stockholder acquired the 15% interest when these restrictions did not apply; or
• the corporation has opted out of this provision. PairGain has not opted out of this provision.

    The foregoing discussion of certain similarities and material differences between the rights of ADC shareholders and the rights of PairGain stockholders under the respective articles/certificate of incorporation and bylaws is only a summary of certain provisions and does not purport to be a complete description of such similarities and differences, and is qualified in its entirety by reference to the Minnesota law and Delaware law, the common law thereunder and the full text of the articles/certificate of incorporation and bylaws of each of ADC and PairGain.

EXPERTS

    The financial statements and schedules of ADC Telecommunications, Inc. incorporated by reference into this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to certain subsidiaries (whose financial statements are not presented separately) its opinion is based on the reports of other independent public accountants, namely PricewaterhouseCoopers and Ernst & Young. The financial statements and supporting schedules referred to above have been included herein in reliance upon the authority of those firms as experts in giving said reports.

    The financial statements of Altitun AB included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

    The consolidated financial statements and the related financial statement schedule, incorporated in this prospectus by reference from the Annual Report on Form 10-K of PairGain Technologies, Inc. for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

    The validity of the shares of ADC common stock offered by this proxy statement/prospectus will be passed upon for ADC by Dorsey & Whitney LLP, Minneapolis, Minnesota. Certain legal matters with respect to federal income tax consequences in connection with the merger will be passed upon for PairGain by Stradling Yocca Carlson & Rauth, a Professional corporation, Newport Beach, California.

FUTURE SHAREHOLDER PROPOSALS

    ADC's 2000 annual meeting of shareholders took place on February 22, 2000. ADC shareholders wishing to present proposals to be considered at the 2001 annual meeting of shareholders should submit the proposals to ADC in accordance with all applicable rules and regulations of the SEC and no later than September 21, 2000. PairGain will hold an annual meeting in the year 2000 only if the merger is not completed. If such meeting is held, the deadline for receipt of a proposal to be considered for inclusion in PairGain's proxy statement for the 2000 annual meeting has already passed.

WHERE YOU CAN FIND MORE INFORMATION

    PairGain and ADC file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet Website maintained by the SEC at http://www.sec.gov.

    ADC has filed a registration statement on Form S-4 to register the shares of ADC common stock to be issued to PairGain stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of ADC as well as the proxy statement of PairGain for the PairGain special meeting.

    ADC has supplied all the information contained in this proxy statement/prospectus relating to ADC and PairGain has supplied all such information relating to PairGain. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information relating to ADC and PairGain you can find in this registration statement or the exhibits to this registration statement.

    Some of the important business and financial information relating to ADC and PairGain that you may want to consider in deciding how to vote is not included in this proxy statement/prospectus, but rather is "incorporated by reference" to documents that have been previously filed by ADC and PairGain with the SEC. The information incorporated by reference is deemed to be a part of this proxy statement/ prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus.

    If you are a stockholder, you can obtain any of the documents incorporated by reference through ADC, PairGain or the SEC. Documents incorporated by reference are available from ADC or PairGain without charge, excluding all exhibits. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them orally or in writing to the following addresses or by telephone:

ADC Telecommunications, Inc.	PairGain Technologies, Inc.
Investor Relations	Investor Relations
Post Office Box 1101	14402 Franklin Avenue
Minneapolis, Minnesota 55440-1101	Tustin, California 92780-7013
(952) 946-3630	(714) 730-2416

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE ON THE MERGER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED MAY 22, 2000. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THE PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF ADC COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by ADC with the Securities and Exchange Commission (File No. 0-1424) are incorporated by reference in this proxy statement/prospectus:

  1.
  ADC's Annual Report on Form 10-K for the fiscal year ended October 31, 1999, including certain information in ADC's definitive proxy statement for its 2000 Annual Meeting of Shareholders and certain information in ADC's Annual Report to Shareholders for the fiscal year ended October 31, 1999.

  2.
  ADC's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2000.

  3.
  ADC's Current Report on Form 8-K filed January 18, 2000.

  4.
  ADC's Current Report on Form 8-K filed February 28, 2000.

  5.
  ADC's Current Report on Form 8-K filed May 9, 2000.

  6.
  The description of ADC's capital stock contained in any Registration Statement on Form 8-A ADC filed and any amendment or report filed for the purpose of updating such description.

  7.
  The description of ADC's common stock purchase rights contained in any Registration Statement on Form 8-A ADC filed and any amendment or report filed for the purpose of updating such description.

    The following documents filed by PairGain (File No. 0-22202) with the Securities and Exchange Commission are incorporated by reference in this proxy statement/prospectus:

  1.
  PairGain's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

  2.
  PairGain's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000.

  3.
  PairGain's Current Report on Form 8-K filed January 28, 2000.

  4.
  PairGain's Current Report on Form 8-K filed February 28, 2000.

  5.
  PairGain's Current Report on Form 8-K filed March 10, 2000.

  6.
  The description of PairGain's capital stock contained in PairGain's Registration Statement on Form 8-A filed August 6, 1993, including any amendment or report filed for the purpose of updating such description.

  7.
  The description of PairGain's preferred stock purchase rights contained in PairGain's Registration Statement on Form 8-A dated December 15, 1998, as amended February 25, 2000, including any amendment or report filed for the purpose of updating such description.

    All reports and definitive proxy or information statements filed by ADC and PairGain pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act subsequent to the date of this proxy statement/prospectus and prior to the date of the special meeting shall be deemed to be incorporated by reference into this proxy statement/prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

    THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THERE WILL BE PROVIDED WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL HOLDER OF PAIRGAIN COMMON STOCK, TO WHOM A PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON ORAL OR WRITTEN REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL DOCUMENTS INCORPORATED BY REFERENCE HEREIN (EXCLUDING EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN). YOU CAN OBTAIN DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS BY REQUESTING THEM IN WRITING OR BY TELEPHONE FROM ADC OR PAIRGAIN, AS THE CASE MAY BE, AT THE FOLLOWING ADDRESSES AND TELEPHONE NUMBERS:

ADC Telecommunications, Inc.	PairGain Technologies, Inc.
Investor Relations	Investor Relations
Post Office Box 1101	14402 Franklin Avenue
Minneapolis, Minnesota 55440-1101	Tustin, California 92780-7013
(952) 946-3630	(714) 730-2416

IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SPECIAL MEETING TO WHICH THIS PROXY STATEMENT/PROSPECTUS RELATES, ANY SUCH REQUEST SHOULD BE MADE BY JUNE 19, 2000.

ANNEX A

AGREEMENT
AND PLAN OF MERGER
BY AND AMONG
ADC TELECOMMUNICATIONS, INC.,
ROMAN ACQUISITION CORP.
AND
PAIRGAIN TECHNOLOGIES, INC.

February 22, 2000

ARTICLE I THE MERGER		A-1
1.1.	The Merger	A-1
1.2.	Effect of Merger	A-2
1.3.	Effective Time	A-2
1.4.	Certificate of Incorporation; Bylaws	A-2
1.5.	Directors and Officers	A-2
1.6.	Taking of Necessary Action; Further Action	A-2
1.7.	The Closing	A-2
ARTICLE II CONVERSION OF SECURITIES		A-3
2.1.	Conversion of Securities	A-3
2.2.	Stock Options	A-4
2.3.	Employee Stock Purchase Plan	A-5
2.4.	Exchange of Certificates	A-5
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-6
3.1.	Organization and Qualification	A-6
3.2.	Capital Stock of Subsidiaries	A-7
3.3.	Capitalization	A-8
3.4.	Authority Relative to this Agreement	A-8
3.5.	No Conflict; Required Filings and Consents	A-9
3.6.	SEC Filings; Financial Statements	A-9
3.7.	Absence of Changes or Events	A-10
3.8.	Absence of Certain Developments	A-10
3.9.	Litigation	A-10
3.10.	Title to Properties	A-11
3.11.	Certain Contracts	A-11
3.12.	Compliance with Law	A-12
3.13.	Intellectual Property Rights; Year 2000	A-12
3.14.	Taxes	A-13
3.15.	Employees	A-15
3.16.	Employee Benefit Plans	A-15
3.17.	Environmental Matters	A-17
3.18.	Insurance	A-18
3.19.	Foreign Corrupt Practices Act	A-18
3.20.	Export Control Laws	A-18
3.21.	Finders or Brokers	A-18
3.22.	Board Recommendation	A-18
3.23.	Vote Required	A-18
3.24.	Opinion of Financial Advisor	A-18
3.25.	Tax Matters	A-19
3.26.	State Takeover Statutes; Rights Agreement	A-19
3.27.	Registration Statement; Proxy Statement/Prospectus	A-19
3.28.	First Quarter Performance	A-19
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF MERGER SUBAND PARENT		A-20
4.1.	Organization and Qualification	A-20
4.2.	Capitalization	A-20

i

4.3.	Authority Relative to this Agreement	A-21
4.4.	No Conflicts; Required Filings and Consents	A-21
4.5.	SEC Filings; Financial Statements	A-22
4.6.	Absence of Changes or Events	A-22
4.7.	Litigation	A-22
4.8.	Compliance with Law	A-23
4.9.	Finders or Brokers	A-23
4.10.	Tax Matters	A-23
4.11.	Registration Statement; Proxy Statement/Prospectus	A-23
ARTICLE V COVENANTS AND AGREEMENTS		A-23
5.1.	Conduct of Business of the Company Pending the Merger	A-23
5.2	Preparation of Registration Statement; Proxy Statement/Prospectus; Blue Sky Laws	A-26
5.3	Meeting of Stockholders	A-26
5.4.	Additional Agreements, Cooperation	A-26
5.5.	Publicity	A-27
5.6.	No Solicitation	A-27
5.7.	Access to Information	A-28
5.8.	Notification of Certain Matters	A-29
5.9.	Resignation of Officers and Directors	A-29
5.10.	Indemnification	A-29
5.11.	Stockholder Litigation	A-30
5.12.	Employee Benefit Plans	A-30
5.13.	Determination of Optionholders	A-31
5.14.	Preparation of Tax Returns	A-31
5.15.	Pooling Affiliates	A-31
5.16.	Pooling Actions	A-31
5.17	Tax-Free Reorganization	A-31
5.18.	SEC Filings; Compliance	A-32
5.19.	Listing of Additional Shares	A-32
5.20.	Rights Agreement	A-32
5.21.	Stock Repurchase Plan	A-32
ARTICLE VI CONDITIONS TO CLOSING		A-32
6.1.	Conditions to Each Party's Obligation to Effect the Merger	A-32
6.2.	Conditions to Obligations of Parent	A-32
6.3.	Conditions to Obligations of the Company	A-34
ARTICLE VII TERMINATION		A-35
7.1.	Termination	A-35
7.2.	Effect of Termination	A-36
7.3.	Fees and Expenses	A-36
ARTICLE VIII MISCELLANEOUS		A-37
8.1.	Nonsurvival of Representations and Warranties	A-37
8.2.	Waiver	A-37
8.3.	Notices	A-38
8.4.	Counterparts	A-39
8.5.	Interpretation	A-39
8.6.	Amendment	A-39
8.7.	No Third Party Beneficiaries	A-39

ii

8.8.	Governing Law	A-39
8.9.	Entire Agreement	A-39
8.10.	Validity	A-39

EXHIBITS

Exhibits
A	Stock Option Agreement
B	Voting Agreement
C	Certificate of Merger
D	Form of Company Affiliate Letter
E	Form of Parent Affiliate Letter

iii

AGREEMENT AND PLAN OF MERGER

    This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated February 22, 2000, is made and entered into by and among ADC Telecommunications, Inc., a Minnesota corporation ("Parent"), Roman Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and PairGain Technologies, Inc., a Delaware corporation (the "Company"). Merger Sub and the Company are sometimes collectively referred to as the "Constituent Corporations."

WITNESSETH:

    WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have determined that it is advisable and in the best interests of the respective corporations and their stockholders that Merger Sub be merged with and into the Company in accordance with the General Corporation Law of the State of Delaware (the "DGCL") and the terms of this Agreement, pursuant to which the Company will be the surviving corporation and will be a wholly owned subsidiary of Parent (the "Merger"); and

    WHEREAS, for financial reporting purposes the parties intend that the Merger shall be accounted for as a "pooling of interests." The Company has provided to Parent an opinion letter from its independent accountants, Deloitte & Touche LLP, addressed to the Company, stating that, based on its familiarity with the Company, the Company will qualify as a party to a pooling-of-interests transaction under Opinion 16 of the Accounting Principles Board and applicable rules and regulations of the Securities and Exchange Commission (collectively, "Opinion 16"). Parent has provided to the Company an opinion letter from its independent accountants, Arthur Andersen LLP, addressed to Parent, stating that, as of the date of such letter, based on its familiarity with Parent, Parent will qualify as a party to a pooling-of-interests transaction under Opinion 16; and

    WHEREAS, for United States federal income tax purposes, the parties intend that the Merger shall qualify as a "reorganization" under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement constitute a "plan of reorganization" within the meaning of the Code; and

    WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants, and agreements in connection with, and establish various conditions precedent to, the Merger; and

    WHEREAS, as a condition to, and immediately after the execution of, this Agreement, Parent and the Company are concurrently entering into a Stock Option Agreement (the "Company Option Agreement"), in substantially the form attached hereto as Exhibit A, pursuant to which the Company will grant Parent an option exercisable upon the occurrence of certain events; and

    WHEREAS, as an inducement to Parent to enter into this Agreement, certain principal stockholders of the Company are concurrently herewith entering into a Voting Agreement (the "Voting Agreement") in substantially the form attached hereto as Exhibit B, whereby each such stockholder agrees to vote in favor of the Merger and all other transactions contemplated by this Agreement.

    NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement and in the Certificate of Merger (as defined in Section 1.3 hereof), the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I
THE MERGER

    1.1.  The Merger.  At the Effective Time (as defined in Section 1.3 hereof), subject to the terms and conditions of this Agreement and the Certificate of Merger (as defined in Section 1.3 hereof),

Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation. The Company, in its capacity as the corporation surviving the Merger, is hereinafter sometimes referred to as the "Surviving Corporation."

    1.2.  Effect of Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, the Surviving Corporation shall succeed to and possess all the properties, rights, privileges, immunities, powers, franchises and purposes, and be subject to all the duties, liabilities, debts, obligations, restrictions and disabilities, of the Constituent Corporations, all without further act or deed.

    1.3.  Effective Time.  Subject to the terms and conditions of this Agreement, the parties hereto will cause a copy of the Certificate of Merger, attached hereto as Exhibit C (the "Certificate of Merger") to be executed, delivered and filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL at the time of the Closing (as defined in Section 1.7 hereof). The Merger shall become effective upon filing of the Certificate of Merger with the Secretary of State of the State of Delaware, at such later time as may be agreed to by the parties and set forth in the Certificate of Merger. The time of effectiveness is herein referred to as the "Effective Time." The day on which the Effective Time shall occur is herein referred to as the "Effective Date."

    1.4.  Certificate of Incorporation; Bylaws.  From and after the Effective Time and until further amended in accordance with applicable law, the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation, as amended as set forth in an exhibit to the Certificate of Merger. From and after the Effective Time and until further amended in accordance with law, the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation.

    1.5.  Directors and Officers.  From and after the Effective Time, the directors of the Surviving Corporation shall be the persons who were the directors of Merger Sub immediately prior to the Effective Time, and the officers of the Surviving Corporation shall be the persons who were the officers of Merger Sub immediately prior to the Effective Time. Said directors and officers of the Surviving Corporation shall hold office for the term specified in, and subject to the provisions contained in, the Certificate of Incorporation and Bylaws of the Surviving Corporation and applicable law. If, at or after the Effective Time, a vacancy shall exist on the Board of Directors or in any of the offices of the Surviving Corporation, such vacancy shall be filled in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation.

    1.6.  Taking of Necessary Action; Further Action.  Parent, Merger Sub and the Company, respectively, shall each use its or their best efforts to take all such action as may be necessary or appropriate to effectuate the Merger under the DGCL at the time specified in Section 1.3 hereof. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all properties, rights, privileges, immunities, powers and franchises of either of the Constituent Corporations, the officers of the Surviving Corporation are fully authorized in the name of each Constituent Corporation or otherwise to take, and shall take, all such lawful and necessary action.

    1.7.  The Closing.  The closing of the transactions contemplated by this Agreement (the "Closing") will take place at the offices of Dorsey & Whitney LLP, Pillsbury Center South, 220 South Sixth Street, Minneapolis, Minnesota, within three business days after the date on which the last of the conditions set forth in Article VI shall have been satisfied or waived, or at such other place and on such other date as is mutually agreeable to Parent and the Company (the "Closing Date"). The Closing will be effective as of the Effective Time.

ARTICLE II
CONVERSION OF SECURITIES

    2.1.  Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of any shares of Company Common Stock (defined below) or the holder of any options, warrants or other rights to acquire or receive shares of Company Common Stock, the following shall occur:

      (a) Conversion of Company Common Stock. At the Effective Time, each share of common stock, par value $.0005 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.1(b)) will be canceled and extinguished and be converted automatically into the right to receive 0.43 shares (the "Exchange Ratio") of common stock, par value $.20 per share, of the Parent (the "Parent Common Stock"). All references in this Agreement to Parent Common Stock to be issued pursuant to the Merger shall be deemed to include the corresponding rights to purchase shares of Parent Common Stock pursuant to the Parent SRP Plan (defined in Section 4.2 hereof), except where the context otherwise requires.

      (b) Cancellation of Company Common Stock Owned by Parent or Company. At the Effective Time, all shares of Company Common Stock that are owned by Company as treasury stock and each share of Company Common Stock owned by Parent or any direct or indirect wholly owned subsidiary of Parent or of Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

      (c) Company Stock Option Plans. At the Effective Time, the Company's 1990 Stock Plan, 1993 Stock Option/Stock Issuance Plan, as amended, the Company's 1996 Non-Employee Directors Stock Option Plan and the Avidia Stock Option and Incentive Award Plan (collectively, the "Company Stock Option Plans") and all options to purchase Company Common Stock then outstanding under the Company Stock Option Plans shall be assumed by Parent in accordance with Section 2.2 hereof.

      (d) Capital Stock of Merger Sub. At the Effective Time, each share of common stock, $0.01 par value, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value, of the Surviving Corporation, and the Surviving Corporation shall be a wholly owned subsidiary of Parent. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

      (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted in the event of (i) any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Common Stock occurring after the date hereof and prior to the Effective Time or (ii) any increase in the number of shares of Company Common Stock on a fully diluted, as-converted basis relative to such number of shares as derived from Section 3.3 hereof (other than increases resulting from transactions permitted in Section 5.1(b)(ii) or (iii) hereof), so as to provide holders of Company Common Stock and Parent the same economic effect as contemplated by this Agreement prior to such stock split, reverse split, stock dividend, reorganization, recapitalization, like change or increase.

      (f)  Fractional Shares. No fraction of a share of Parent Common Stock will be issued, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent

  Common Stock to be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the closing price for a share of Parent Common Stock on the Nasdaq National Market on the last full trading day prior to the Effective Time.

    2.2.  Stock Options.

      (a) At the Effective Time, each outstanding option to purchase shares of Company Common Stock under the Company Stock Option Plans (each, a "Company Option"), whether vested or unvested, shall be assumed by Parent and converted into an option (each, a "Parent Option") to acquire, on substantially the same terms and conditions, including but not limited to any performance criteria set forth in the applicable stock option agreements, as were applicable under such Company Option, the number of whole shares of Parent Common Stock equal to the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole number of shares of Parent Common Stock), and the per share exercise price of the shares of Parent Common Stock issuable upon exercise of such Parent Option shall be equal to the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time divided by the Exchange Ratio (rounded to the nearest whole cent). Other than pursuant to the terms of existing commitments (all of which commitments are identified in Section 2.2 of the Company Disclosure Letter (as defined in the preamble to Article III hereof)), the Company shall not, and shall cause any Company Stock Option Plan administrator not to, take any action prior to the Effective Time that will extend the exercise period of any Company Option or cause the vesting period of any Company Option to accelerate under any circumstances, regardless of whether such circumstances are to occur before or after the Effective Time, or otherwise amend the terms of outstanding Company Options.

      (b) All outstanding rights of the Company which it may hold immediately prior to the Effective Time to repurchase unvested shares of Company Common Stock (the "Repurchase Options") shall continue in effect following the Merger and shall continue to be exercisable by the Parent upon the same terms and conditions in effect immediately prior to the Effective Time, except that the shares purchasable pursuant to the Repurchase Options and the purchase price per shall be adjusted to reflect the conversion to Parent Common Stock and the Exchange Ratio.

      (c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Parent Options and to file all documents required to be filed to cause the shares of Parent Common Stock issuable upon exercise of the Parent Options to be listed on the Nasdaq National Market. As soon as practicable after the Effective Time, but no later than five business days after the Effective Time, Parent shall file a registration statement with the U.S. Securities and Exchange Commission (the "SEC") on Form S-8 (or any successor form) or another appropriate form with respect to the Parent Common Stock subject to such Parent Options, and shall use all commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Options remain outstanding. As soon as practicable after the Effective Time, Parent shall inform in writing the holders of Company Options of their rights pursuant to the Company Stock Option Plans and the agreements evidencing the grants of such Company Options shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 2.2(a) hereof), after giving effect to the Merger and the assumption by Parent of the Company Options as set forth herein.

      (d) In the case of any Company Option to which Section 421 of the Code applies by reason of Section 422 of the Code ("Incentive Stock Options"), the option exercise price, the number of shares of Parent Common Stock purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code.

      (e) Parent will make good faith efforts to ensure, to the extent permitted by the Code and to the extent required by and subject to the terms of any such Incentive Stock Options, that Company Options which qualified as Incentive Stock Options prior to the Closing Date continue to qualify as Incentive Stock Options of Parent after the Closing. Parent makes no representation regarding the qualification of such Company Options as Incentive Stock Options. Parent gives no guarantee or assurances of any particular result with respect to Taxes (as defined in Section 3.14 hereof) for any holder of Company Options.

    2.3.  Employee Stock Purchase Plan.  The parties acknowledge that the Company's Employee Stock Purchase Plan (the "ESPP") shall continue to operate in accordance with its terms following the execution of this Agreement, except as provided below. Effective as of one business day prior to the Effective Time, the Company shall cause each outstanding purchase right to be automatically exercised in accordance with Section VII.G of the ESPP, the Company shall cause the ESPP to terminate, and no purchase rights shall be subsequently granted or exercised under the ESPP. The Company shall take all actions necessary to ensure that the ESPP will not be amended or modified in any respect after the date hereof, except to effect the terms of this Section 2.3. Notwithstanding the foregoing, the Company shall cause such amendments to be made to the ESPP such that, following such amendments, the operation of the ESPP will not cause "pooling-of-interests" accounting treatment to be unavailable for the transactions contemplated by the Agreement.

    2.4.  Exchange of Certificates.

      (a) Prior to the Effective Time, Parent shall designate a commercial bank, trust company or other financial institution, which may include Parent's stock transfer agent, to act as exchange agent ("Exchange Agent") in the Merger.

      (b) Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article II, (i) the aggregate number of shares of Parent Common Stock issuable pursuant to Section 2.1 in exchange for outstanding shares of Company Common Stock, and (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 2.1(f) (the "Exchange Fund").

      (c) Promptly, and in any event no later than ten business days after the Effective Time, the Parent shall cause to be mailed to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and shall be in such form and have such other provisions as Parent may reasonably specify and which shall be reasonably acceptable to the Company) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock (and cash in lieu of fractional shares). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange a certificate representing the number of whole shares of Parent Common Stock, plus cash lieu of fractional shares in accordance with Section 2.1(f), to which such holder is entitled pursuant to Section 2.1, and the Certificate so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 2.4, each Certificate that, prior to the Effective Time, represented shares of Company Common Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the right to receive the number of full shares of Parent Common Stock into which such shares of Company Common

  Stock shall have been so converted and the right to receive an amount of cash in lieu of the issuance of any fractional shares in accordance with Section 2.1(f).

      (d) No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock.

      (e) None of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any holder of shares of Company Common Stock for any amount properly delivered to a public official in compliance with any abandoned property, escheat or similar law.

      (f)  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided in this Agreement or by law.

      (g) Subject to any applicable escheat or similar laws, any portion of the Exchange Fund that remains unclaimed by the former stockholders of the Company for one year after the Effective Time shall be delivered by the Exchange Agent to Parent, upon demand of Parent, and any former stockholders of the Company shall thereafter look only to Parent for satisfaction of their claim for certificates representing shares of Parent Common Stock in exchange for their shares of Company Common Stock pursuant to the terms of Section 2.1 hereof.

      (h) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact, in form and substance acceptable to the Exchange Agent, by the person claiming such Certificate to be lost, stolen or destroyed, and complying with such other conditions as the Exchange Agent may reasonably impose (including the execution of an indemnification undertaking or the posting of an indemnity bond or other surety in favor of the Exchange Agent and Parent with respect to the Certificate alleged to be lost, stolen or destroyed), the Exchange Agent will deliver to such person, such shares of Parent Common Stock and cash in lieu of fractional shares, if any, as may be required pursuant to Section 2.1.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company represents and warrants to Merger Sub and Parent that the statements contained in this Article III are true and correct, except as set forth in the letter delivered by the Company to Merger Sub on the date hereof (the "Company Disclosure Letter") (which Company Disclosure Letter sets forth the exceptions to the representations and warranties contained in this Article III under captions referencing the Sections to which such exceptions apply):

    3.1.  Organization and Qualification.  Each of the Company and its Subsidiaries (as defined below) is a company (or similar entity with corporate characteristics including limited liability of stockholders or other owners) duly organized, validly existing, duly registered and, if applicable, in good standing under the laws of the jurisdiction of its organization and each such entity has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to carry on its business as it is now being conducted, and is qualified to conduct business, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except for failures to be so qualified that would not, individually or in the aggregate, have, or would not reasonably be expected to have, a Company Material Adverse Effect (as defined below). Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or other applicable charter document (any such document of any business entity hereinafter referred to as its "Charter Document") or its Bylaws, or other applicable governing document (any such documents of any business entity hereinafter referred to as its "Governing Document"). The Company has delivered to Merger Sub accurate and complete copies of the respective Charter Documents and Governing Documents, as currently in effect, of each of the Company and its Subsidiaries. As used in this Agreement, the term "Company Material Adverse Effect" means any change, effect, event or condition that (i) has a material adverse effect on the assets, business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole (other than any such change, effect, event or condition that arises (A) as a result of the transactions contemplated hereby, or (B) from changes in general economic conditions, except to the extent such changes disproportionately affect the Company and its Subsidiaries, taken as a whole), or (ii) would prevent or materially delay the Company's ability to consummate the transactions contemplated hereby. As used in this Agreement, the term "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions.

    3.2.  Capital Stock of Subsidiaries.  Neither the Company nor any of its Subsidiaries owns, controls or holds with the power to vote, directly or indirectly, of record, beneficially or otherwise, any share capital, capital stock or any equity or ownership interest in any company, corporation, partnership, association, joint venture, business, trust or other entity, except for the Subsidiaries described in the Company SEC Reports (as defined in Section 3.6(a) hereof) or listed in Section 3.2 of the Company Disclosure Letter, and except for ownership of securities in any publicly traded company held for investment by the Company or any of its Subsidiaries and comprising less than five percent of the outstanding stock of such company. Except as set forth in Section 3.2 of the Company Disclosure Letter, the Company is directly or indirectly the registered, record and beneficial owner of all of the outstanding share capital or shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such Subsidiary) of each of its Subsidiaries, there are no proxies with respect to such shares, and no equity securities of any of such Subsidiaries are or may be required to be issued by reason of any options, warrants, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, share capital or shares of any capital stock of any such Subsidiary, and there are no contracts, commitments, understandings or arrangements by which the Company or any such Subsidiary is bound to issue, transfer or sell any share capital or shares of such capital stock or securities convertible into or exchangeable for such shares. Other than as set forth in Section 3.2 of the Company Disclosure Letter, all of such shares so owned by the Company are validly issued, fully paid and nonassessable and are owned by it free and clear of any claim, lien, pledge, security interest or other encumbrance of any kind (collectively "Liens") with respect thereto other than restrictions on transfer pursuant to applicable securities laws.

    3.3.  Capitalization.  The authorized capital stock of the Company consists of 175,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, $.001 par value per share (of which 200,000 shares are designated Series A Junior Participating Preferred Stock) (the "Company Preferred Stock"). As of the close of business on February 18, 2000 (the "Company Measurement Date"), (a) 72,813,826 shares of Company Common Stock were issued and outstanding, (b) no shares of Company Preferred Stock were issued and outstanding, (c) the Company had no shares of Company Common Stock held in its treasury, (d) 12,665,428 shares of Company Common Stock were reserved for issuance under the Company Stock Option Plans and the ESPP, (e) Company Options to purchase 10,687,839 shares of Company Common Stock in the aggregate had been granted and remained outstanding under the Company Stock Option Plans, (f) no warrants to purchase shares of Company Common Stock were outstanding and (g) except for the Company Options, rights to the issuance of 199,786 shares of Company Common Stock in the aggregate under the ESPP and rights to purchase shares of Series A Junior Participating Preferred Stock pursuant to the Company Rights Agreement (defined in Section 3.26 hereof), there were no outstanding Rights (defined below). Except as permitted by Section 5.1(b), since the Company Measurement Date, no additional shares in the Company have been issued, except pursuant to the exercise of Company Options listed in Section 3.3 of the Company Disclosure Letter and the ESPP, and no Rights have been granted. Except as described in the preceding sentence or as set forth in Section 3.3 of the Company Disclosure Letter, the Company has no outstanding bonds, debentures, notes or other securities or obligations the holders of which have the right to vote or which are convertible into or exercisable for securities having the right to vote on any matter on which any stockholder of the Company has a right to vote. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are not as of the date hereof any existing options, warrants, stock appreciation rights, stock issuance rights, calls, subscriptions, convertible securities or other rights which obligate the Company or any of its Subsidiaries to issue, exchange, transfer or sell any shares in the capital of the Company or any of its Subsidiaries, other than rights to purchase shares of Series A Junior Participating Preferred Stock pursuant to the Company Rights Agreement, Company Common Stock issuable under the Company Stock Option Plans and the ESPP, or awards granted pursuant thereto (collectively, "Rights"). As of the date hereof, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, reprice, redeem or otherwise acquire any shares of the capital of the Company or any of its Subsidiaries. As of the date hereof, there are no outstanding contractual obligations of the Company to vote or to dispose of any shares in the capital of any of its Subsidiaries.

    3.4.  Authority Relative to this Agreement.  The Company has the requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and the Company Option Agreement and, subject to obtaining the necessary approval of its stockholders, to consummate the Merger and the other transactions contemplated hereby and thereby under applicable law. The execution and delivery of this Agreement and the Company Option Agreement and the consummation of the Merger and other transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Company Option Agreement or to consummate the Merger or other transactions contemplated hereby and thereby (other than approval by the Company's stockholders required by applicable law). This Agreement and the Company Option Agreement have been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, each constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors rights generally or by general equitable principles.

    3.5.  No Conflict; Required Filings and Consents.

      (a) Assuming that all filings, permits, authorizations, consents and approvals or waivers thereof have been duly made or obtained as contemplated by Section 3.5(b) hereof, neither the execution and delivery of this Agreement or the Company Option Agreement by the Company nor the consummation of the Merger or other transactions contemplated hereby or thereby nor compliance by the Company with any of the provisions hereof will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or suspension of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of (x) their respective Charter Documents or Governing Documents, (y) any note, bond, charge, lien, pledge, mortgage, indenture or deed of trust to which the Company or any such Subsidiary is a party or to which they or any of their respective properties or assets may be subject, or (z) any license, lease, agreement or other instrument or obligation to which the Company or any such Subsidiary is a party or to which they or any of their respective properties or assets may be subject, or (ii) violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except, in the case of clauses (i) (y) and (z) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, suspensions, accelerations, rights of termination or acceleration or creations of liens, security interests, charges or encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

      (b) No filing or registration with or notification to and no permit, authorization, consent or approval of any court, commission, governmental body, regulatory authority, agency or tribunal wherever located (a "Governmental Entity") is required to be obtained, made or given by the Company in connection with the execution and delivery of this Agreement or the Company Option Agreement or the consummation by the Company of the Merger or other transactions contemplated hereby or thereby except (i) (A) the filing of the Certificate of Merger as provided in Section 1.3 hereof, (B) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (C) the filing of the Proxy Statement/Prospectus (as defined in Section 3.27 hereof) and such reports under Sections 13(a), 13(d), 15(d) or 16(a) with the SEC in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act") and the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), as may be required in connection with this Agreement, the Company Option Agreement and the transactions contemplated hereby or thereby, (D) in connection with the applicable requirements of the Communications Act of 1934, as amended (the "Communications Act"), or the rules, regulations or policies of the Federal Communications Commission (the "FCC"), (E) in connection with the applicable requirements of the Fair Trading Act in the United Kingdom (the "Fair Trading Act"), (F) in connection with the applicable requirements of the Investment Canada Act, (G) in connection with the applicable requirements of the Competition Act (Canada) or (H) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the laws of any country other than the United States, or (ii) where the failure to obtain any such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

    3.6.  SEC Filings; Financial Statements.

      (a) The Company has filed all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 1997 to the date hereof (collectively, as supplemented and amended since the time of filing, the "Company SEC Reports") with the SEC. The Company SEC Reports (i) were prepared in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representation in clause (ii) of the preceding sentence does not apply to any misstatement or omission in any Company SEC Report filed prior to the date of this Agreement which was superseded by a subsequent Company SEC Report filed prior to the date of this Agreement. No Subsidiary of the Company is required to file any report, form or other document with the SEC.

      (b) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its Subsidiaries included or incorporated by reference in such Company SEC Reports (collectively, the "Financial Statements") have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be otherwise indicated in the notes thereto) and present fairly, in all material respects, the financial position and results of operations and cash flows of the Company and its Subsidiaries on a consolidated basis at the respective dates and for the respective periods indicated (except, in the case of all such financial statements that are interim financial statements, for footnotes and normal year-end adjustments).

      (c) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether absolute, accrued, unmatured, contingent or otherwise whether due or to become due, known or unknown, or any unsatisfied judgments or any leases of personalty or realty or unusual or extraordinary commitments that are required to be disclosed under United States generally accepted accounting principles, except (i) as set forth in the Company SEC Reports or in Section 3.6(c) of the Company Disclosure Letter, (ii) the liabilities recorded on the Company's consolidated balance sheet at September 30, 1999 (the "Balance Sheet") included in the financial statements referred in Section 3.6(a) hereof and the notes thereto, (iii) liabilities or obligations incurred since September 30, 1999 (whether or not incurred in the ordinary course of business and consistent with past practice) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, or (iv) liabilities that would not be required by United States generally accepted accounting principles to be disclosed in financial statements or in the notes thereto and that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

    3.7.  Absence of Changes or Events.  Except as set forth in Section 3.7 of the Company Disclosure Letter or in the Company SEC Reports, since September 30, 1999 through the date of this Agreement, the Company and its Subsidiaries have not incurred any liability or obligation that has resulted or would reasonably be expected to result in a Company Material Adverse Effect, and there has not been any change in the business, financial condition or results of operations of the Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and the Company and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices.

    3.8.  Absence of Certain Developments.  Except as disclosed in the Company SEC Reports or as set forth in Section 3.8 of the Company Disclosure Letter, since September 30, 1999, the Company has not taken any of the actions set forth in Section 5.1 hereof.

    3.9.  Litigation.  Except as disclosed in the Company SEC Reports or as set forth in Section 3.9 of the Company Disclosure Letter, there is no (a) claim, action, suit or proceeding pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened against or relating to the Company or any of its Subsidiaries before any Governmental Entity, or (b) outstanding judgment, order, writ, injunction or decree (collectively, "Orders"), or application, request or motion therefor, of any Governmental Entity in a proceeding to which the Company, any Subsidiary of the Company or any of their respective assets was or is a party except actions, suits, proceedings or Orders that, individually or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect, and neither the Company nor any Subsidiary is in default in any material respect with respect to any such Order.

    3.10.  Title to Properties.  The Company has heretofore made available to Parent correct and complete copies of all deeds and other instruments (as recorded) by which the Company has acquired any real property, as well as all title insurance policies, abstracts and surveys in the possession of the Company and relating to such real property. The Company has heretofore made available to Parent correct and complete copies of all leases, subleases and other agreements (collectively, the "Real Property Leases") under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property or facility (the "Leased Real Property"), including without limitation all modifications, amendments and supplements thereto. Except in each case where the failure would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or except as otherwise set forth in Section 3.10 of the Company Disclosure Letter, (i) the Company or one of its Subsidiaries has a valid leasehold interest in each parcel of Leased Real Property free and clear of all Liens except liens of record and other permitted liens and each Real Property Lease is in full force and effect, (ii) all rent and other sums and charges due and payable by the Company or its Subsidiaries as tenants thereunder are current in all material respects, (iii) no termination event or condition or uncured default of a material nature on the part of the Company or any such Subsidiary or, to the Knowledge of the Company or any such Subsidiary, the landlord, exists under any Real Property Lease, (iv) the Company or one of its Subsidiaries is in actual possession of each Leased Real Property and is entitled to quiet enjoyment thereof in accordance with the terms of the applicable Real Property Lease and applicable law, and (v) the Company and its Subsidiaries own outright all of the real and personal property (except for leased property or assets for which it has a valid and enforceable right to use) which is reflected on the Balance Sheet, except for property since sold or otherwise disposed of in the ordinary course of business and consistent with past practice and except for liens of record and other permitted liens. The plant, property and equipment of the Company and its Subsidiaries that are used in the operations of their businesses are in good operating condition and repair, subject to ordinary wear and tear, and, subject to normal maintenance, are available for use.

    3.11.  Certain Contracts.  Neither the Company nor any of its Subsidiaries has breached, or received in writing any claim or notice that it has breached, any of the terms or conditions of (i) any agreement, contract or commitment required to be filed as an exhibit to the Company SEC Reports (including any agreements, contracts or commitments entered into since September 30, 1999 that will be required to be filed by the Company with the SEC in any report), (ii) any agreements, contracts or commitments with manufacturers, suppliers, sales representatives, distributors, OEM strategic partners or customers of the Company pursuant to which the Company recognized revenues or payments in excess of $500,000 for the twelve-month period ended December 31, 1999, or (iii) any agreements, contracts or commitments containing covenants that limit the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person (as defined in Section 8.5 hereof), or that include any exclusivity provision or involve any restriction on the geographic area in which the Company or any of its Subsidiaries may carry on its business (collectively, "Company Material Contracts"), in such a manner as, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. Section 3.11 of the Company Disclosure Letter lists each Company Material Contract described in clauses (ii) and (iii) of the preceding sentence. Each Company Material Contract that has not expired by its terms is in full force and effect and is the legal, valid and binding obligation of the Company and/or its Subsidiaries, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), except where the failure of such Company Material Contract to be in full force and effect or to be legal, valid, binding or enforceable against the Company and/or its Subsidiaries has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.11 of the Company Disclosure Letter, no consent, approval, waiver or authorization of, or notice to any Person is needed in order that each such Company Material Contract shall continue in full force and effect in accordance with its terms without penalty, acceleration or rights of early termination by reason of the consummation of the Merger and the other transactions contemplated by this Agreement.

    3.12.  Compliance with Law.  All activities of the Company and its Subsidiaries have been, and are currently being, conducted in compliance in all material respects with all applicable United States federal, state, provincial and local and other foreign laws, ordinances, regulations, interpretations, judgments, decrees, injunctions, permits, licenses, certificates, governmental requirements, Orders and other similar items of any court or other Governmental Entity or any nongovernmental self-regulatory agency, and no notice has been received by the Company or any Subsidiary of any claims filed against the Company or any Subsidiary alleging a violation of any such laws, regulations or other requirements which would be required to be disclosed in any Company SEC Report or any New SEC Report (as defined in Section 5.20 hereof). The Company Stock Option Plans and the ESPP have been duly authorized, approved and operated in compliance in all material respects with all applicable securities, corporate and other laws of each jurisdiction in which participants of such plans are located. The Company and its Subsidiaries have all permits, licenses and franchises from Governmental Entities required to conduct their businesses as now being conducted (including, but not limited to, permits issued under or pursuant to the Communications Act or the rules or regulations of the FCC), except for such permits, licenses and franchises the absence of which has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

    3.13.  Intellectual Property Rights; Year 2000.

      (a) The Company and its Subsidiaries own, or are validly licensed or otherwise possess legally enforceable rights to use, all patents, trademarks, trade names, service marks, domain names and copyrights, any applications for and registrations of such patents, trademarks, trade names, service marks, domain names and copyrights, and all database rights, net lists, processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary to conduct the business of the Company and its Subsidiaries as currently conducted, or presently planned to be conducted, except for such rights the absence of which would not be reasonably expected to have a Company Material Adverse Effect (the "Company Intellectual Property Rights"). The Company and its Subsidiaries have taken all action reasonably necessary to protect the Company Intellectual Property Rights which is customary in the industry, including without limitation, use of reasonable secrecy measures to protect the trade secrets included in the Company Intellectual Property Rights.

      (b) The execution and delivery of this Agreement and consummation of the transactions contemplated hereby will not result in the breach of, or create on behalf of any third party the right to terminate or modify, any license, sublicense or other agreement relating to the Company Intellectual Property Rights, or any material licenses, sublicenses or other agreements as to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries is authorized to use any third party patents, trademarks, copyrights or trade secrets ("Company Third Party Intellectual Property Rights"), including software that is used in the manufacture of, incorporated in, or forms a part of any product sold by or expected to be sold by the Company or any of its Subsidiaries, the breach of which would, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. The Company Disclosure Letter, under the caption referencing this Section 3.13, lists all royalties, license fees, sublicense fees or similar obligations reasonably expected to have a value in excess of $500,000 per year payable by the Company or any Subsidiary for any Company Third Party Intellectual Property Rights that are used in the manufacture of, incorporated in, or forms a part of any product sold by or expected to be sold by the Company or any of its Subsidiaries.

      (c) All patents, registered trademarks, service marks, domain names and copyrights which are held by the Company or any of its Subsidiaries, the loss or invalidity of which would reasonably be expected to cause a Company Material Adverse Effect, are valid and subsisting. The Company (i) has not been sued in any suit, action or proceeding, or received in writing any claim or notice, which involves a claim of infringement or misappropriation of any patents, trademarks, service marks, domain names, copyrights or violation of any trade secret or other proprietary right of any third party; and (ii) has no Knowledge that the manufacturing, marketing, licensing or sale of its products or services infringe upon, misappropriate or otherwise come into conflict with any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, which infringement, misappropriation or conflict in the cases of clause (i) and (ii) would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no other Person has interfered with, infringed upon, or otherwise come into conflict with any Company Intellectual Property Rights or other proprietary information of the Company or any of its Subsidiaries which has or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

      (d) Each employee, agent, consultant or contractor who has materially contributed to or participated in the creation or development of any copyrightable, patentable or trade secret material on behalf of the Company, any of its Subsidiaries or any predecessor in interest thereto either: (i) is a party to an agreement under which the Company or such Subsidiary is deemed to be the original owner/author of all property rights therein; or (ii) has executed an assignment or an agreement to assign in favor of the Company, such Subsidiary or such predecessor in interest, as applicable, all right, title and interest in such material.

      (e) The Company and its Subsidiaries have experienced no material disruption or interruption of their business or operations as a result of or related to any of their information systems, data processing and other hardware, software and other systems, facilities, programs and procedures used or sold by the Company or any of its Subsidiaries (collectively, "Information Systems") failing to be Y2K Compliant. "Y2K Compliant" means, with respect to any Information System, that such Information System (i) handles date information involving any and all dates before, during and/or after January 1, 2000, including accepting input, providing output and performing date calculations in whole or in part; (ii) operates accurately without interruption on and in respect of any and all dates before, during and/or after January 1, 2000 and without any change in performance; (iii) responds to and processes two-digit year input without creating any ambiguity as to the century; and (iv) stores and provides date input information without creating any ambiguity as to the century, in each case without utilizing bridges, gateways and the like while still preserving the level of functionality, usability, reliability, efficiency, performance and accessibility of such data and associated programs as existed prior to any modification to such Information System and its constituent elements to make the same Y2K Compliant.

    3.14.  Taxes.

      (a) "Tax" or "Taxes" shall mean all United States federal, state, provincial, local or foreign taxes and any other applicable duties, levies, fees, charges and assessments that are in the nature of a tax, including income, gross receipts, property, sales, use, license, excise, franchise, ad valorem, value-added, transfer, social security payments, and health taxes and any deductibles relating to wages, salaries and benefits and payments to subcontractors for any jurisdiction in which the Company or any of its Subsidiaries does business (to the extent required under applicable Tax law), together with all interest, penalties and additions imposed with respect to such amounts.

      (b) Except as set forth in (or resulting from matters set forth in) Section 3.14 of the Company Disclosure Letter or as could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

         (i) the Company and its Subsidiaries have prepared and timely filed with the appropriate governmental agencies all franchise, income and all other material Tax returns and reports required to be filed on or before the Effective Time (collectively "Returns"), taking into account any extension of time to file granted to or obtained on behalf of the Company and/or its Subsidiaries;

        (ii) all Taxes of the Company and its Subsidiaries shown on such Returns or otherwise known by the Company to be due or payable have been timely paid in full to the proper authorities, other than such Taxes as are being contested in good faith by appropriate proceedings or which are adequately reserved for in accordance with generally accepted accounting principles;

        (iii) all deficiencies resulting from Tax examinations of income, sales and franchise and all other material Returns filed by the Company and its Subsidiaries in any jurisdiction in which such Returns are required to be so filed have either been paid or are being contested in good faith by appropriate proceedings;

        (iv) no deficiency has been asserted or assessed against the Company or any of its Subsidiaries which has not been satisfied or otherwise resolved, and no examination of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened for any material amount of Tax by any taxing authority;

        (v) no extension of the period for assessment or collection of any material Tax is currently in effect and no extension of time within which to file any material Return has been requested, which Return has not since been filed;

        (vi) all Returns filed by the Company and its Subsidiaries are correct and complete or adequate reserves have been established with respect to any additional Taxes that may be due (or may become due) as a result of such Returns not being correct or complete;

       (vii) to the Knowledge of the Company, no Tax liens have been filed with respect to any Taxes;

       (viii) neither the Company nor any of its Subsidiaries have made since January 1, 1997, and none will make, any voluntary adjustment by reason of a change in their accounting methods for any pre-Merger period;

        (ix) the Company and its Subsidiaries have made timely payments of the Taxes required to be deducted and withheld from the wages paid to their employees;

        (x) the Company and its Subsidiaries are not parties to any Tax sharing or Tax matters agreement;

        (xi) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is liable to suffer any recapture, clawback or withdrawal of any relief or exemption from Tax howsoever arising (including the entering into and the consummation of the Merger), and whether by virtue of any act or omission by the Company or any of its Subsidiaries or by any other person or persons; and

       (xii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is liable to be assessed for or made accountable for any Tax for which any other person or persons may be liable to be assessed or made accountable whether by virtue of the entering into or the consummation of the Merger or by virtue of any act or acts done by or which may be done by or any circumstance or circumstances involving or which may involve any other person or persons.

      (c) The Company and its Subsidiaries are not parties to any agreement, contract, or arrangement that would, as a result of the transactions contemplated hereby, result, separately or in the aggregate, in (i) the payment of any "excess parachute payments" within the meaning of Section 280G of the Code by reason of the Merger or (ii) the payment of any form of compensation or reimbursement for any Tax incurred by any Person arising under Section 280G of the Code.

    3.15.  Employees.  Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, arrangement or labor contract with a labor union or labor organization, whether formal or otherwise. The Company Disclosure Letter, under the caption referencing this Section 3.15, lists all employment, severance and change of control agreements (or any other agreements that may result in the acceleration of outstanding options) of the Company or its Subsidiaries. Each of the Company and its Subsidiaries is in compliance with all applicable laws (including, without limitation, all applicable extension orders) respecting employment and employment practices, terms and conditions of employment, equal opportunity, anti-discrimination laws, and wages and hours, except where such noncompliance has not had and would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect. There is no labor strike, slowdown or stoppage pending (or, to the Knowledge of the Company or any of its Subsidiaries, any unfair labor practice complaints, labor disturbances or other controversies respecting employment which are pending or threatened which, if they actually occurred, would materially disrupt the operations of the Company or its Subsidiaries) against the Company or any of its Subsidiaries.

    3.16.  Employee Benefit Plans.

      (a) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and "Plan" means every plan, fund, contract, program and arrangement (whether written or not) which is maintained or contributed to by the Company for the benefit of present or former employees or with respect to which the Company otherwise has current or potential liability. "Plan" includes any arrangement intended to provide: (i) medical, surgical, health care, hospitalization, dental, vision, workers' compensation, life insurance, death, disability, legal services, severance, sickness, accident, or cafeteria plan benefits (whether or not defined in Section 3(1) of ERISA), (ii) pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits (whether or not tax qualified and whether or not defined in Section 3(2) of ERISA), (iii) bonus, incentive compensation, stock option, stock appreciation right, phantom stock or stock purchase benefits, change in control benefits or (iv) salary continuation, unemployment, supplemental unemployment, termination pay, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA). The Company Disclosure Letter, under the caption referencing this Section 3.16(a), sets forth all material Plans by name and brief description identifying: (i) the type of Plan, including a specific reference to any Plan which provides benefits (or increased benefits or vesting) as a result of a change in control of the Company, and (ii) the participating employers in the Plan.

      (b) To the extent required (either as a matter of law or to obtain the intended tax treatment and tax benefits), all Plans comply with the requirements of ERISA and the Code, except where such noncompliance has not had and would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect. With respect to the Plans, (i) all required contributions which are due have been made and an accrual required by generally accepted accounting principles has been made on the books and records of the Company for all future contribution obligations; (ii) there are no actions, suits or claims pending, other than routine uncontested claims for benefits; and (iii) there have been no nonexempt prohibited transactions (as defined in Section 406 of ERISA or Section 4975 of the Code), except for such transactions, if any, which have not had and would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect. Except as otherwise disclosed in the Company Disclosure Letter under the caption referencing this Section 3.16(b), all benefits under the Plans (other than Code Section 125 cafeteria plans) are payable either through a fully-funded trust or an insurance contract and no welfare benefit Plan (as defined in Section 3(1) of ERISA) is self-funded.

      (c) Parent has received true and complete copies of (i) all Plan documents, including related trust agreements or funding arrangements; (ii) the most recent determination letter, if any, received by the Company from the Internal Revenue Service (the "IRS") regarding the Plans and any amendment to any Plan made subsequent to any Plan amendments covered by any such determination letter; (iii) the most recent financial statements for the Plans, if any; (iv) the most recently prepared actuarial valuation reports, if any; (v) current summary plan descriptions; (vi) annual returns/reports on Form 5500 and summary annual reports for each of the most recent three plan years, and (vii) any filings with the IRS or the Department of Labor ("DOL") within the last five years preceding the date of this Agreement. To the knowledge of the Company, nothing has occurred that could materially adversely affect the qualification of the Plans and their related trusts.

      (d) Except as set forth in Section 3.16 of the Company Disclosure Letter, the Company does not maintain or contribute to (and has never contributed to) any multi-employer plan, as defined in Section 3(37) of ERISA. The Company has no actual or potential material liabilities under Title IV of ERISA, including under Section 4201 of ERISA for any complete or partial withdrawal from a multi-employer plan.

      (e) The Company has no actual or potential material liability for death or medical benefits after separation from employment, other than (i) death benefits under the employee benefit plans or programs (whether or not subject to ERISA) set forth in Section 3.16 of the Company Disclosure Letter and (ii) health care continuation benefits described in Section 4980B of the Code.

      (f)  Neither the Company nor any of its directors, officers, employees or other "fiduciaries", as such term is defined in Section 3(21) of ERISA, has committed any breach of fiduciary responsibility imposed by ERISA or any other applicable law with respect to the Plans which would subject the Company, Parent or any of their respective directors, officers or employees to any liability under ERISA or any applicable law, except for such breaches, if any, which have not had and would not, individual or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect.

      (g) There are no other trades or businesses (other than Subsidiaries of the Company), whether or not incorporated, which, together with the Company, would be deemed to be a "single employer" within the meaning of Code Sections 414(b), (c) or (m).

      (h) Except with respect to Taxes on benefits paid or provided, no Tax has been waived or excused, has been paid or is owed by any person (including, but not limited to, any Plan, any Plan fiduciary or the Company) with respect to the operations of, or any transactions with respect to, any Plan which would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No action has been taken by the Company, nor has there been any failure by the Company to take any action, nor is any action or failure to take action contemplated by the Company (including all actions contemplated under this Agreement), that would subject any person or entity to any liability or Tax imposed by the IRS or DOL in connection with any Plan, except for such liability or Tax that has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No reserve for any Taxes has been established with respect to any Plan by the Company nor has any advice been given to the Company with respect to the need to establish such a reserve, except for such reserves which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

      (i)  There are no (i) legal, administrative or other proceedings or governmental investigations or audits, or (ii) complaints to or by any Governmental Entity, which are pending, anticipated or, to the Knowledge of the Company, threatened, against any Plan or its assets, or against any Plan fiduciary or administrator, or against the Company or its officers or employees with respect to any Plan which would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

      (j)  There are no leased employees, as defined in Section 414(n) of the Code, providing services to the Company, that must be taken into account with respect to the requirements under Section 414(n)(3) of the Code.

      (k) Each Plan may be terminated directly or indirectly by Parent and the Company, in their sole discretion, at any time before or after the Effective Date in accordance with its terms, without causing the Parent or the Company to incur any liability to any person, entity or government agency for any conduct, practice or omission of the Company which occurred prior to the Effective Date, except for liabilities to, and the rights of, the employees thereunder accrued prior to the Effective Date, or if later, the time of termination, and except for continuation rights required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or other applicable law, reasonably expected to have a cost to the Company in excess of $500,000.

    3.17.  Environmental Matters.

      (a) The Company and its Subsidiaries (i) have been in compliance and are presently complying with all applicable health, safety and Environmental Laws (defined below), and (ii) have obtained all material permits, licenses and authorizations which are required under all applicable health, safety and Environmental Laws and are in compliance in all material respects with such permits, licenses and authorizations, except in each case for such failure to comply or to obtain permits, licenses or authorizations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, (i) none of the real property owned by the Company or its Subsidiaries or the Leased Real Property (including without limitation soils and surface and ground waters) are contaminated with any Hazardous Materials in quantities which require investigation or remediation under Environmental Laws, (ii) neither the Company nor any of its Subsidiaries is liable for any off-site contamination, and (iii) there is no environmental matter which could reasonably be expected to expose the Company or any of its Subsidiaries to a claim to clean-up any Hazardous Materials or otherwise to remedy any pollution or damage at any of the properties utilized in the Company's business under any Environmental Laws, that would, with respect to any of (i), (ii) or (iii) above, be required to be disclosed in the Company SEC Reports.

      (b) For purposes of this Agreement, the term (i) "Environmental Laws" means all applicable United States federal, state, provincial, local and other foreign laws, rules, regulations, codes, ordinances, orders, decrees, directives, permits, licenses and judgments relating to pollution, contamination or protection of the environment (including, without limitation, all applicable United States federal, state, provincial, local and other foreign laws, rules, regulations, codes, ordinances, orders, decrees, directives, permits, licenses and judgments relating to Hazardous

  Materials in effect as of the date of this Agreement), and (ii) "Hazardous Materials" means any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any United States federal, state, provincial, local or other foreign law, statute, code, ordinance, regulation, rule or other requirement relating to such substance or otherwise relating to the environment or human health or safety, including without limitation any waste, material, substance, pollutant or contaminant that might cause any injury to human health or safety or to the environment or might subject the Company or any of its Subsidiaries to any imposition of costs or liability under any Environmental Law.

    3.18.  Insurance.  The Company has made available to Parent copies of all material policies of insurance and bonds in force on the date hereof covering the businesses, properties and assets of the Company and its Subsidiaries, and all such policies are currently in effect and all premiums with respect thereto have been duly paid to date. Except as disclosed in Section 3.18 of the Company Disclosure Letter, there are no claims outstanding under any insurance policy which could, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and, to the Knowledge of the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries has failed to give any notice or to present any such claim with respect to its business under any such policy in due and timely fashion, except where such failure would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

    3.19.  Foreign Corrupt Practices Act.  Neither the Company nor any of its Subsidiaries (nor any person representing the Company or any of its Subsidiaries) has at any time during the last five years (a) made any payment in violation of the Foreign Corrupt Practices Act or similar laws of other countries where the Company engages in business, or (b) made any payment to any foreign, federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof.

    3.20.  Export Control Laws.  The Company has conducted its export transactions in accordance in all material respects with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations.

    3.21.  Finders or Brokers.  Except for such Persons as set forth in Section 3.21 of the Company Disclosure Letter, whose fees will be paid by the Company, none of the Company, the Subsidiaries of the Company, the Board of Directors of the Company (the "Company Board") or any member of the Company Board has employed any agent, investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or any commission in connection with the Merger or the other transactions contemplated hereby.

    3.22.  Board Recommendation.  The Company Board has, at a meeting of such Company Board duly held on February 20, 2000, approved and adopted this Agreement, the Merger, the Company Option Agreement and the other transactions contemplated hereby and thereby, declared the advisability of the Merger and recommended that the stockholders of the Company approve the Merger and the other transactions contemplated hereby, and has not as of the date hereof rescinded or modified in any respect any of such actions.

    3.23.  Vote Required.  The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date set for the Company Stockholders Meeting (as defined in Section 3.27 hereof) is the only vote of the holders of any of the Company's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

    3.24.  Opinion of Financial Advisor.  The Company has received the opinion of Broadview International LLC dated the date of the meeting of the Company Board referenced in Section 3.22 above, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.

    3.25.  Tax Matters.  Neither the Company nor, to its Knowledge, any of its affiliates has taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by Parent or any of its affiliates) would prevent the business combination to be effected by the Merger from constituting a transaction qualifying as a reorganization within the meaning of Section 368 of the Code.

    3.26.  State Takeover Statutes; Rights Agreement.  The Company Board has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a "business combination" (as defined in Section 203 of the DGCL) will not apply to the execution, delivery of performance of this Agreement or the Company Option Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement or by the Company Option Agreement. The Company has taken all actions and completed all amendments, if any, necessary or appropriate so that (a) the Rights Agreement, dated as of December 3, 1998, between the Company and U.S. Stock Transfer Corp. (the "Company Rights Agreement"), is inapplicable to the transactions contemplated by this Agreement or the Company Option Agreement, and (b) the execution of this Agreement or the Company Option Agreement and the consummation of the transactions contemplated hereby or thereby, do not and will not (i) result in Parent being an "Acquiring Person" (as such term is defined in the Company Rights Agreement), (ii) result in the ability of any person to exercise any Rights under the Company Rights Agreement, (iii) enable or require the "Rights" (as such term is defined in the Company Rights Agreement) to separate from the shares of Company Common Stock to which they are attached or to be triggered or become exercisable, or (iv) otherwise result in the occurrence of a "Distribution Date" or "Shares Acquisition Date" (as such terms are defined in the Company Rights Agreement).

    3.27.  Registration Statement; Proxy Statement/Prospectus.  The information supplied by the Company for inclusion in the registration statement on Form S-4 (or such other or successor form as shall be appropriate) pursuant to which the shares of Parent Common Stock to be issued in the Merger will be registered with the SEC (the "Registration Statement") shall not at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by the Company for inclusion in the proxy statement/ prospectus to be sent to the stockholders of Company in connection with the meeting of Company's stockholders to consider the Merger (the "Company Stockholders Meeting") (such proxy statement/ prospectus as amended or supplemented is referred to herein as the "Proxy Statement/Prospectus") shall not, on the date the Proxy Statement/Prospectus is first mailed to Company's stockholders, at the time of the Company Stockholders Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, the Company shall promptly inform Parent. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

    3.28  First Quarter Performance.  The Company has no Knowledge of any events, circumstances or other information that would cause the Company not to achieve substantially the internal projections of financial performance (other than fees and expenses relating to this Agreement or the transactions contemplated hereby) for the Company's first fiscal quarter (ending March 31, 2000) previously delivered to Parent.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF MERGER SUB AND PARENT

    Merger Sub and Parent represent and warrant to the Company that the statements contained in this Article IV are true and correct:

    4.1.  Organization and Qualification.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota, with the corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Merger Sub is a corporation validly existing and in good standing under the laws of the State of Delaware. Each of Merger Sub and Parent is duly qualified or licensed to carry on its business as it is now being conducted, and is qualified to conduct business, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except for failures to be so qualified that would not, individually or in the aggregate, have, or would not reasonably be expected to have, a Parent Material Adverse Effect (as defined below). Neither Parent nor Merger Sub is in violation of any of the provisions of its Charter Document or its Governing Document. As used in this Agreement, the term "Parent Material Adverse Effect" means any change, effect, event or condition that (i) has a material adverse effect on the assets, business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole (other than any such change, effect, event or condition that arises from: (A) changes in general economic conditions, except to the extent such changes disproportionately affect Parent and its Subsidiaries, taken as a whole; or (B) changes in the market price of Parent Common Stock, in and of itself and not specifically related to any breach by Parent of any representation, warranty or covenant hereunder), or (ii) would prevent or materially delay Merger Sub's or Parent's ability to consummate the transactions contemplated hereby.

    4.2.  Capitalization.  The authorized capital stock of Parent consists of 600,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, no par value (the "Parent Preferred Stock"). As of the close of business on February 18, 2000 (the "Parent Measurement Date"), (a) 303,334,825 shares of Parent Common Stock were issued and outstanding, (b) no shares of Parent Preferred Stock were issued and outstanding, (c) 69,355,717 shares of Parent Common Stock were reserved for issuance under the stock-based benefit plans of the Parent (the "Parent Stock Plans"), (d) options to purchase 40,499,483 shares of Parent Common Stock in the aggregate had been granted and remained outstanding under the Parent Stock Plans, and (e) except for the options, rights to acquire shares of Parent Common Stock under Parent's Employee Stock Purchase Plan (the "Parent ESPP") and rights to acquire shares of Parent Common Stock pursuant to the Second Amended and Restated Rights Agreement, dated as of November 28, 1995, as amended, between Parent and Norwest Bank, Minnesota, National Association (the "Parent SRP Plan"), there were no outstanding Parental Rights (as defined below). Since the Parent Measurement Date, no additional shares of Parent Common Stock have been issued and are outstanding, except pursuant to the exercise of options and the Parent ESPP, and no Parental Rights have been granted (other than additional Parent SRP Rights issued upon the issuance of shares of Parent Common Stock). All issued and outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights created by the Minnesota Business Corporation Act or Parent's Charter Document or Governing Document, or any other agreement with the Company. There are not at the date of this Agreement any existing options, warrants, calls, subscriptions, convertible securities or other rights which obligate Parent or any of its Subsidiaries to issue, exchange, transfer or sell any shares of capital stock of Parent or any of its Subsidiaries, other than shares of Parent Common Stock issuable under the Parent Stock Plans and the Parent ESPP, or awards granted pursuant thereto, and other than

Parent SRP Rights issued upon the issuance of additional shares of Parent Common Stock (collectively, "Parental Rights").

    4.3.  Authority Relative to this Agreement.  Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver, and to perform its obligations under, this Agreement and the Company Option Agreement, under applicable law. The execution and delivery by Parent and Merger Sub of this Agreement and the Company Option Agreement, and the consummation of the Merger and the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement and the Company Option Agreement have been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement and the Company Option Agreement by the Company, is a valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors rights generally or by general equitable principles. The shares of Parent Common Stock to be issued by Parent pursuant to the Merger, as well as the Parent Options and the shares of Parent Common Stock to be issued upon exercise thereof: (i) have been duly authorized, and, when issued in accordance with the terms of the Merger and this Agreement (or the applicable option agreements), will be validly issued, fully paid and nonassessable and will not be subject to preemptive rights, (ii) will, when issued in accordance with the terms of the Merger and this Agreement (or the applicable option agreements), be registered under the Securities Act, and registered or exempt from registration under applicable United States "Blue Sky" laws and (iii) will, when issued in accordance with the terms of the Merger and this Agreement (or the applicable option agreements), be listed on the Nasdaq National Market.

    4.4.  No Conflicts; Required Filings and Consents.

      (a) Neither the execution, delivery or performance of this Agreement by Merger Sub or Parent, nor the consummation of the transactions contemplated hereby, nor compliance by Merger Sub or Parent with any provision hereof will (i) conflict with or result in a breach of any provision of the Charter Documents or Governing Documents of Merger Sub or Parent, (ii) cause a default or give rise to any right of termination, cancellation or acceleration or loss of a material benefit under, or result in the creation of any lien, charge or other encumbrance upon any of the properties of Merger Sub or Parent under any of the terms, conditions or provisions of any note, bond, mortgage or indenture, or any other material instrument, obligation or agreement to which Merger Sub or Parent is a party or by which its properties or assets may be bound or (iii) violate any law applicable to Merger Sub or Parent or binding upon any of its properties, except for, in the case of clauses (ii) and (iii), such defaults or violations which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

      (b) No filing or registration with or notification to and no permit, authorization, consent or approval of any Governmental Entity is required to be obtained, made or given by Merger Sub or Parent in connection with the execution and delivery of this Agreement or the consummation by Merger Sub of the Merger or other transactions contemplated hereby except (i) (A) in connection with the applicable requirements of the HSR Act, (B) the filing of a Registration Statement (defined in Section 5.3 hereof) with the SEC, in accordance with the Securities Act, as further described in Section 5.3 hereof, (C) in connection with the applicable requirements of the Fair Trading Act, (D) in connection with the applicable requirements of the Investment Canada Act, (E) in connection with the applicable requirements of the Competition Act, (Canada), (F) in connection with the applicable requirements of the Brazilian Federal Law No. 8884 of June 11, 1994 or (G) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the laws of any country other than the United States, or (ii) where the failure to obtain any such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

    4.5.  SEC Filings; Financial Statements.

      (a) Parent has filed all forms, reports, schedules, statements and other documents required to be filed by it since November 1, 1997 to the date hereof (collectively, as supplemented and amended since the time of filing, the "Parent SEC Reports") with the SEC. The Parent SEC Reports (i) were prepared in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representation in clause (ii) of the preceding sentence does not apply to any misstatement or omission in any Parent SEC Report filed prior to the date of this Agreement which was superseded by a subsequent Parent SEC Report filed prior to the date of this Agreement.

      (b) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and its Subsidiaries included or incorporated by reference in such Parent SEC Reports have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (except as may otherwise be indicated in the notes thereto) and present fairly, in all material respects, the financial position and results of operations and cash flows of Parent and its Subsidiaries on a consolidated basis at the respective dates and for the respective periods indicated (except, in the case of all such financial statements that are interim financial statements, for normal year-end adjustments).

      (c) Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether absolute, accrued, unmatured, contingent or otherwise, whether due or to become due, known or unknown, or any unsatisfied judgments or any leases of personalty or realty or unusual or extraordinary commitments that are required to be disclosed under United States generally accepted accounting principles, except (i) as set forth in the Parent SEC Reports, (ii) the liabilities recorded on Parent's consolidated balance sheet at October 31, 1999 included in the financial statements referred in Section 4.5(a) hereof and the notes thereto, (iii) liabilities or obligations incurred since October 31, 1999 (whether or not incurred in the ordinary course of business and consistent with past practice) that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or (iv) liabilities that would not be required by United States generally accepted accounting principles to be disclosed in financial statements or in the notes thereto and that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

    4.6.  Absence of Changes or Events.  Except as set forth in the Parent SEC Reports, since October 31, 1999 through the date of this Agreement, Parent and its Subsidiaries have not incurred any liability or obligation that has resulted or would reasonably likely be expected to result in a Parent Material Adverse Effect, and there has not been any change in the business, financial condition or results of operations of Parent or any of its Subsidiaries which has had, or is reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and Parent and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices.

    4.7.  Litigation.  Except as disclosed in the Parent SEC Reports, there is no (i) claim, action, suit or proceeding pending or, to the Knowledge of Parent, threatened against or relating to Parent or any of its Subsidiaries before any Governmental Entity, or (ii) outstanding Orders, or application, request or motion therefor, of any Governmental Entity in a proceeding to which Parent, any Subsidiary of Parent or any of their respective assets was or is a party except actions, suits, proceedings or Orders that, individually or in the aggregate, has not had or would not reasonably be expected to have a

Parent Material Adverse Effect, and neither Parent nor any Subsidiary is in default in any material respect with respect to any such Order.

    4.8.  Compliance with Law.  All activities of Merger Sub and Parent have been, and are currently being, conducted in compliance in all material respects with all applicable United States federal, state and local and other foreign laws, ordinances, regulations, interpretations, judgments, decrees, injunctions, permits, licenses, certificates, governmental requirements, Orders and other similar items of any court or other Governmental Entity or any nongovernmental self-regulatory agency, and no notice has been received by Parent of any claims filed against either Merger Sub or Parent alleging a violation of any such laws, regulations or other requirements which would be required to be disclosed in the Parent SEC Reports. Merger Sub and Parent have all permits, licenses and franchises from Governmental Entities required to conduct their businesses as now being conducted, except for such permits, licenses and franchises the absence of which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

    4.9.  Finders or Brokers.  Except for Lehman Brothers, whose fees will be paid by Parent, none of Parent, Merger Sub, the other Subsidiaries of Parent, the Boards of Directors of Parent and Merger Sub or any member of such Boards of Directors has employed any agent, investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or any commission in connection with the Merger or the other transactions contemplated hereby.

    4.10.  Tax Matters.  Neither Parent nor, to its Knowledge, any of its affiliates has taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by the Company or any of its affiliates) would prevent the business combination to be effected by the Merger from constituting a transaction qualifying as a reorganization within the meaning of Section 368 of the Code.

    4.11.  Registration Statement; Proxy Statement/Prospectus.  The information supplied by Parent and Merger Sub for inclusion in the Registration Statement shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus is first mailed to the Company's stockholders, at the time of the Company Stockholders Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which it is made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Parent or Merger Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent or Merger Sub will promptly inform the Company. Notwithstanding the foregoing, Parent and Merger Sub make no representation, warranty or covenant with respect to any information supplied by the Company which is contained in any of the foregoing documents.

ARTICLE V
COVENANTS AND AGREEMENTS

    5.1.  Conduct of Business of the Company Pending the Merger.  Except as contemplated by this Agreement or as expressly agreed to in writing by Parent, during the period from the date of this Agreement to the earlier of (i) the termination of this Agreement or (ii) the Effective Time, each of the Company and its Subsidiaries will conduct their respective operations according to its ordinary course of business consistent with past practice, and will use commercially reasonable efforts consistent with past practice and policies to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it and will take no action which would adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement, or the timing thereof. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time, the Company will not nor will it permit any of its Subsidiaries to, without the prior written consent of Parent:

      (a) amend any of its Charter Documents or Governing Documents;

      (b) authorize for issuance, issue, sell, deliver, grant any options, warrants, stock appreciation rights, or stock issuance rights for, or otherwise agree or commit to issue, sell, deliver, pledge, dispose of or otherwise encumber any shares of any class of its share capital or any securities convertible into shares of any class of its share capital, except (i) pursuant to and in accordance with the terms of Company Options outstanding on the Company Measurement Date or granted pursuant to clause (iii) below, (ii) pursuant to the ESPP (to the extent shares of Company Common Stock have been paid for with payroll deductions), or (iii) the grant of Company Options consistent with past practices to new employees, which Company Options will represent the right to acquire no more than 10,000 shares of Company Common Stock per new employee;

      (c) subdivide, cancel, consolidate or reclassify any shares of its share capital, issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its share capital, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its share capital or purchase, redeem or otherwise acquire any shares of its own share capital or of any of its Subsidiaries, except as otherwise expressly provided in this Agreement;

      (d) (i) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business consistent with past practice; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person (other than Subsidiaries of the Company); or (iii) make any material loans, advances or capital contributions to, or investments in, any other person (other than to Subsidiaries of the Company), except as set forth in Section 5.1(d) of the Company Disclosure Letter or pursuant to existing commitment, all of which commitments are disclosed in Section 5.1(d) of the Company Disclosure Letter;

      (e) except as otherwise expressly contemplated by this Agreement, (i) increase in any manner the compensation of (A) any employee who is not an officer of the Company or any Subsidiary (a "NonExecutive Employee"), except in the ordinary course of business consistent with past practice or (B) any of its directors or officers, except in the ordinary course of business, consistent with past practice, after consultation with Parent, (ii) pay or agree to pay any pension, retirement allowance or other employee benefit not required, or enter into, amend or agree to enter into or amend any agreement or arrangement with any such director or officer or employee, whether past or present, relating to any such pension, retirement allowance or other employee benefit, except as required to comply with law or under currently existing agreements, plans or arrangements or with respect to NonExecutive Employees, in the ordinary course of business consistent with past practice; (iii) grant any rights to receive any severance or termination pay to, or enter into or amend any employment or severance agreement with, any employee or any of its directors or officers, except as required by applicable law or with respect to severance or termination pay to NonExecutive Employees in the ordinary course of business, consistent with past practices; or (iv) except as may be required to comply with applicable law, become obligated (other than pursuant to any new or renewed collective bargaining agreement) under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date hereof, including any bonus, incentive, deferred compensation, share purchase, share option, share appreciation right, group insurance, severance pay, retirement or other benefit plan, agreement or arrangement, or employment or consulting agreement with or for the benefit of any person, or amend any of such plans or any of such agreements in existence on the date hereof; provided, however, that this clause (iv) shall not prohibit the Company from renewing any such plan, agreement or arrangement already in existence on terms no more favorable to the parties to such plan, agreement or arrangement;

      (f)  except as otherwise expressly contemplated by this Agreement, enter into, amend in any material respect or terminate any Company Material Contracts other than in the ordinary course of business consistent with past practice;

      (g) sell, lease, license, mortgage or dispose of any of its properties or assets, other than (i) transactions in the ordinary course of business consistent with past practice, (ii) sales of assets, for the fair market value thereof, which sales do not individually or in the aggregate exceed $1,000,000, (iii) as may be required or contemplated by this Agreement or (iv) as set forth in Section 5.1(g) of the Company Disclosure Letter;

      (h) except as otherwise contemplated by the Merger, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than transactions set forth in Section 5.1(h) of the Company Disclosure Letter the acquisition of assets that are in the ordinary course of business consistent with past practice and not material to the Company and its Subsidiaries taken as a whole;

      (i)  alter (through merger, liquidation, reorganization, restructuring or in any fashion) the corporate structure or ownership of the Company or any Subsidiary;

      (j)  authorize or commit to make any material capital expenditures not reflected in the budget previously provided in writing by the Company to Parent without the prior written consent of Parent, which consent shall not be unreasonably withheld;

      (k) make any change in the accounting methods or accounting practices followed by the Company, except as required by generally accepted accounting principles or applicable law;

      (l)  make any election under United States, Canadian, Brazilian, U.K. or Swiss Tax law which would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

      (m) take any action that (without regard to any action taken or agreed to be taken by Parent or any of its Affiliates) would prevent Parent from accounting for the business combination to be effected by the Merger as a pooling-of-interests;

      (n) settle any action, suit, claim, investigation or proceeding (legal, administrative or arbitrative) requiring a payment by the Company or its Subsidiaries in excess of $500,000 without the consent of Parent, which consent shall not be unreasonably withheld or delayed;

      (o) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the most recent financial statements (or the notes thereto) of the Company included in the Company SEC Reports or incurred in the ordinary course of business consistent with past practice; or

      (p) authorize, recommend, propose, agree or announce an intention to do any of the foregoing or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; provided, however, that nothing contained herein shall limit the ability of Parent to exercise its rights under the Company Option Agreement; provided, further, that the Company may continue to proceed with its proposed acquisition of assets, the terms and conditions of which have been fully disclosed to Parent in Section 5.1 of the Company Disclosure Letter, provided that the Company shall not close such transaction without the prior approval of Parent, which approval shall not be unreasonably withheld.

    5.2.  Preparation of Registration Statement; Proxy Statement/Prospectus; Blue Sky Laws.  As promptly as practicable and no later than 20 business days after the date hereof, Parent and the Company shall prepare, and Parent shall file with the SEC, the Registration Statement, in which the Proxy Statement/ Prospectus will be included as part thereof. Parent and the Company shall use all commercially reasonable efforts to have such Registration Statement declared effective under the Securities Act as promptly as practicable after filing. The Proxy Statement/Prospectus will, when prepared pursuant to this Section 5.2 and mailed to the Company's stockholders, comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act. Each of Parent and the Company shall indemnify and hold harmless the other from any obligations, claims or liabilities arising from any statement supplied by such party for inclusion in the Registration Statement or in the Proxy Statement/ Prospectus which, at the time such statement was made, is false or misleading with respect to any material fact, or omits to state any material fact necessary in order to make the statement, in light of the circumstances under which is was made, not false or misleading. Subject to Section 5.6, the Proxy Statement/Prospectus shall include the declaration of the Company Board of the advisability of the Merger and its recommendation that the Company's stockholders approve the Merger. The Proxy Statement/Prospectus shall be reviewed and approved by Parent and Parent's counsel prior to the mailing of such Proxy Statement/Prospectus to the Company's stockholders. Parent shall also take any action required to be taken under any applicable provincial or state securities laws (including "Blue Sky" laws) in connection with the issuance of the Parent Common Stock in the Merger; provided, however, that neither Parent nor the Company shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where any such entity is not now so subject, except as to matters and transactions arising solely from the offer and sale of Parent Common Stock or the Parent Options.

    5.3  Meeting of Stockholders.  The Company shall, promptly after the date hereof, take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to convene the Company Stockholders Meeting within 45 days of the Registration Statement being declared effective by the SEC, whether or not the Company Board determines at any time after the date hereof that the Merger is no longer advisable. The Company shall consult with Parent regarding the date of the Company Stockholders Meeting. Subject to Section 5.2 and Section 5.6 hereof, the Company shall use commercially reasonable efforts to solicit from stockholders of the Company proxies in favor of the Merger and shall take all other commercially reasonable action necessary or advisable to secure the vote or consent of stockholders required to effect the Merger.

    5.4.  Additional Agreements, Cooperation.

      (a) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, and to cooperate, subject to compliance with applicable law, with each other in connection with the foregoing, including using its best efforts (i) to obtain all necessary waivers, consents and approvals from other parties to loan agreements, material leases and other material contracts, (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any United States federal or state, Canadian,

  Brazilian, United Kingdom, Swiss or other foreign law or regulations, (iii) to defend all lawsuits or other legal proceedings challenging this Agreement or the Company Option Agreement or the consummation of the transactions contemplated hereby or thereby, (iv) to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, (v) to effect all necessary registrations and filings and submissions of information requested by Governmental Entities, and (vi) to fulfill all conditions to this Agreement.

      (b) Each of the parties hereto agrees, subject to compliance with applicable law, to furnish to each other party hereto such necessary information and reasonable assistance as such other party may request in connection with its preparation of necessary filings or submissions to any regulatory or governmental agency or authority, including, without limitation, any filing necessary under the provisions of the HSR Act, the Communications Act, the Exchange Act, the Securities Act or any other United States federal or state, or foreign statute or regulation. Each party hereto shall promptly inform each other party of any material communication from the U.S. Federal Trade Commission, the FCC or any other government or governmental authority regarding any of the transactions contemplated thereby.

    5.5.  Publicity.  Except as otherwise required by law or the rules of any applicable securities exchange or the Nasdaq National Market, so long as this Agreement is in effect, Parent and the Company will not, and will not permit any of their respective affiliates or representatives to, issue or cause the publication of any press release or make any other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld or delayed. Parent and the Company will cooperate with each other in the development and distribution of all press releases and other public announcements with respect to this Agreement and the transactions contemplated hereby, and will furnish the other with drafts of any such releases and announcements as far in advance as possible.

    5.6.  No Solicitation.

      (a) Immediately upon execution of this Agreement, the Company shall (and shall cause its officers, directors, employees, investment bankers, attorneys and other agents or representatives to) cease all discussions, negotiations, responses to inquiries (except as set forth in the proviso to this sentence) and other communications relating to any potential business combination with all third parties who, prior to the date hereof, may have expressed or otherwise indicated any interest in pursuing an Acquisition Proposal (as hereinafter defined) with the Company; provided that, if any such inquiries are made after the date hereof, the Company shall respond by stating that it is a party to a binding agreement with Parent and is prohibited thereby from further responding to such inquiries.

      (b) Prior to termination of this Agreement pursuant to Article VII hereof, the Company and its Subsidiaries shall not, nor shall the Company authorize or permit any officers, directors or employees of, or any investment bankers, attorneys or other agents or representatives retained by or acting on behalf of, the Company or any of its Subsidiaries to, (i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal that constitutes an Acquisition Proposal, (ii) except as permitted below, engage or participate in negotiations or discussions with, or furnish any information or data to, or take any other action to, facilitate any inquiries or making any proposal by, any third party relating to an Acquisition Proposal, or (iii) except as permitted below, enter into any agreement with respect to any Acquisition Proposal or approve an Acquisition Proposal. Notwithstanding anything to the contrary contained in this Section 5.6 or in any other provision of this Agreement, prior to the Company Stockholders Meeting, the Company Board may participate in discussions or negotiations with or furnish information to any third party making an unsolicited Acquisition Proposal (a "Potential Acquiror") or approve or recommend an unsolicited Acquisition Proposal if both (A) a majority of the directors of the Company Board, without including directors who may be considered Affiliates (as defined in Rule 405 under the Securities Act) of any person making an Acquisition Proposal ("disinterested directors") determines in good faith, after receiving advice from its independent financial advisor, that a Potential Acquiror has submitted to the Company an Acquisition Proposal that is a Superior Proposal (as hereinafter defined), and (B) a majority of the disinterested directors of the Company Board determines in good faith, after receiving advice from reputable outside legal counsel experienced in such matters (and the parties hereto agree that the law firm of Stradling Yocca Carlson & Rauth is so experienced), that the failure to participate in such discussions or negotiations or to furnish such information or to approve or recommend such unsolicited Acquisition Proposal is inconsistent with the Company Board's fiduciary duties under applicable law. In the event that the Company shall receive any Acquisition Proposal, it shall promptly (and in no event later than 24 hours after receipt thereof) furnish to Parent the identity of the recipient of the Acquisition Proposal and of the Potential Acquiror, the terms of such Acquisition Proposal, copies of all information requested by the Potential Acquiror, and shall further promptly inform Parent in writing as to the fact such information is to be provided after compliance with the terms of the preceding sentence. Nothing contained herein shall prevent the Company from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal or making any disclosure to the Company's stockholders if, in the good faith judgment of the Company Board, after receiving advice from reputable outside legal counsel experienced in such matters (and the parties hereto agree that the law firm of Stradling Yocca Carlson & Rauth is so experienced), such disclosure is required by applicable law. Without limiting the foregoing, the Company understands and agrees that any violation of the restrictions set forth in this Section 5.6(b) by the Company or any of its Subsidiaries, or by any director or officer of the Company or any of its Subsidiaries or any financial advisor, attorney or other advisor or representative of the Company or any of its Subsidiaries, whether or not such person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Section 5.6(b) sufficient to enable Parent to terminate this Agreement pursuant to Section 7.1(d)(i) hereof.

      (c) For the purposes of this Agreement, "Acquisition Proposal" shall mean any proposal, whether in writing or otherwise, made by any person other than Parent and its Subsidiaries to acquire "beneficial ownership" (as defined under Rule 13(d) of the Exchange Act) of 20% or more of the assets of, or 20% or more of the outstanding capital stock of any of the Company or its Subsidiaries pursuant to a merger, consolidation, exchange of shares or other business combination, sale of shares of capital stock, sales of assets, tender offer or exchange offer or similar transaction involving the Company or its Subsidiaries.

      (d) The term "Superior Proposal" means any bona fide Acquisition Proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the Company Common Stock then outstanding or all or substantially all the assets of the Company, and otherwise on terms that a majority of the disinterested directors determines, in good faith, to be more favorable to the Company and its stockholders than the Merger (after receiving advice from the Company's independent financial advisor that the Acquisition Proposal is more favorable to the Company's stockholders, from a financial point of view, than the Merger) and for which financing, to the extent required, is then committed.

    5.7.  Access to Information.  From the date of this Agreement until the Effective Time, and upon reasonable notice, the Company will give Parent and its authorized representatives (including counsel, other consultants, accountants and auditors) reasonable access during normal business hours to all facilities, personnel and operations and to all books and records of it and its Subsidiaries, will permit Parent to make such inspections as it may reasonably require, will cause its officers and those of its Subsidiaries to furnish Parent with such financial and operating data and other information with respect to its business and properties as Parent may from time to time reasonably request and confer with Parent to keep it reasonably informed with respect to operational and other business matters relating to the Company and its Subsidiaries and the status of satisfaction of conditions to the Closing. All information obtained by Parent pursuant to this Section 5.7 shall be kept confidential in accordance with the Reciprocal Confidentiality Agreement, dated September 25, 1998, between Parent and the Company.

    5.8.  Notification of Certain Matters.  The Company or Parent, as the case may be, shall promptly notify the other of (a) its obtaining of Knowledge as to the matters set forth in clauses (i), (ii) and (iii) below, or (b) the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be likely to cause (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time, (ii) any material failure of the Company or Parent, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or (iii) the institution of any claim, suit, action or proceeding arising out of or related to the Merger or the transactions contemplated hereby; provided, however, that no such notification shall affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

    5.9.  Resignation of Officers and Directors.  At or prior to the Effective Time, the Company shall deliver to Parent the resignations of such officers and directors of the Company and shall use its best efforts to deliver to Parent the resignations of such officers and directors of its Subsidiaries (in each case, in their capacities as officers and directors, but not as employees if any of such persons are employees of the Company or any Subsidiary) as Parent shall specify, which resignations shall be effective at the Effective Time and shall contain an acknowledgment that the relevant individual has no outstanding claims for compensation for loss of office, redundancy, unfair dismissal or otherwise, other than those claims specified on Section 5.9 of the Company Disclosure Letter.

    5.10.  Indemnification.

      (a) As of the Effective Time and for a period of seven years following the Effective Time, Parent will indemnify and hold harmless from and against all claims, damages, losses, obligations or liabilities ("Losses") any persons who were directors or officers of the Company or any Subsidiary prior to the Effective Time (the "Indemnified Persons") to the fullest extent such person could have been indemnified for such Losses under applicable law, under the Governing Documents of the Company or any Subsidiary or under the indemnification agreements listed on Schedule 5.10 (a true and accurate form of which has been filed as Exhibit 10.27 to the Company's Form S-1) in effect immediately prior to the date hereof, with respect to any act or failure to act by any such Indemnified Person prior to the Effective Time.

      (b) Any determination required to be made with respect to whether an Indemnified Person's conduct complies with the standards set forth under the DGCL or other applicable law shall be made by independent counsel selected by Parent and reasonably acceptable to the Indemnified Persons. Parent shall pay such counsel's fees and expenses so long as the Indemnified Persons do not challenge any such determination by such independent counsel).

      (c) In the event that Parent or any of its successors or assigns (i) consolidates with or merges into any other person, and Parent or such successor or assign is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each case, proper provision shall be made so that such person or the continuing or surviving corporation assumes the obligations set forth in this Section 5.10 and none of the actions described in clauses (i) and (ii) above shall be taken until such provision is made.

      (d) Parent shall maintain in effect for not less than five years from the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies of at least comparable coverage containing terms and conditions which are no less advantageous to the Indemnified Parties in all material respects so long as no lapse in coverage occurs as a result of such substitution) with respect to all matters, including the transactions contemplated hereby, occurring prior to, and including the Effective Time; provided that, in the event that any Claim is asserted or made within such five-year period, such insurance shall be continued in respect of any such Claim until final disposition of any and all such Claims; and provided, further, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the premiums paid as of the date hereof by the Company or any Subsidiary for such insurance. In such case, Parent shall purchase as much coverage as possible for 150% of the premiums paid as of the date hereof for such insurance, which coverage shall be at least as favorable as that provided by Parent to its directors.

    5.11.  Stockholder Litigation.  The Company shall give Parent the reasonable opportunity to participate in the defense of any stockholder litigation against or in the name of the Company and/or its respective directors relating to the transactions contemplated by this Agreement.

    5.12.  Employee Benefit Plans.

      (a) 401(k) Plan. Company shall take the following steps with respect to the PR Taylor Multiple Employer 401(k) Plan: (i) as soon as administratively feasible after the parties have entered into this Agreement, the Company shall cause its portion of such plan to be spun off and established as a separate 401(k) Plan ("Spinoff 401(k) Plan"); (ii) the Company shall cause its counsel to deliver, coincident with the spinoff, a written opinion that the form of the Spinoff 401(k) Plan complies in all material respects with ERISA and the Code; (iii) at least three days prior to the Effective Time, the Company shall terminate the Spinoff 401(k) Plan pursuant to written resolutions, the form and substance of which shall be satisfactory to Parent. Individuals employed by the Company at the Effective Time ("Company Employees") shall be allowed to participate in Parent's 401(k) plan effective as of the first payroll following the Effective Time; and all service with the Company shall be considered service with Parent for purposes of determining eligibility, vesting, and benefit accrual (i.e., matching contributions) under Parent's 401(k) plan. As soon as administratively feasible after assets are distributed from the Spinoff 401(k) Plan, Company Employees shall be offered an opportunity to roll their Spinoff 401(k) Plan account balances into Parent's 401(k) Plan.

      (b) Welfare Plans. Company Employees shall be eligible to participate in Parent's short term disability plan, long term disability plan, group life insurance plan, medical plan, dental plan, and section 125 cafeteria plan as soon as administratively feasible after the Effective Time but in no event later than January 1, 2001. Prior to such time, Company Employees shall remain eligible for Company's welfare plans, as applicable, and such plans will not be amended or changed by Parent or Company. Parent shall include service and prior earnings with the Company for purposes of determining eligibility, participation, and benefit accrual under its short term disability plan, group life insurance plan medical plan, dental plan, and section 125 cafeteria plan. Parent shall include such service for purposes of determining benefit eligibility or participation in Parent's long term disability plan; however, such participation shall be subject to the insurer's twelve month preexisting condition exclusion.

      (c) Vacation and PTO. Company Employees shall be eligible to participate in Parent's vacation or PTO policy, as applicable, as soon as administratively feasible after the Effective Time but in no event later than January 1, 2001. Prior to such date Company Employees shall remain eligible for Company's vacation pay or sick pay policies, as applicable, and such plans or policies will not be amended or changed by Parent or Company. Parent shall include service with the Company for purposes of determining eligibility, participation, and calculation of vacation pay, sick pay, or paid time off (PTO) under Parent's vacation or PTO policy, as applicable. Subject to the terms of the Company plans or policies, each Company Employee will be entitled to carry over all vacation days and sick leave accrued but unused as of the Effective Time.

    5.13.  Determination of Optionholders.  At least ten business days before the Effective Time, the Company shall provide Parent with a true and complete list of (a) the holders of Company Options, (b) the number of shares of Company Common Stock subject to Company Options held by each such optionholder and (c) the address of each such optionholder as set forth in the books and records of the Company or any Subsidiary, following upon which there shall be no additional grants of Company Options without Parent's prior consent. From the date such list is provided to Parent until the Effective Time, the Company shall provide a daily option activity report to Parent containing such information as Parent shall reasonably request.

    5.14.  Preparation of Tax Returns.  The Company shall file (or cause to be filed) at its own expense, on or prior to the due date thereof, all Returns required to be filed on or before the Closing Date. The Company shall provide Parent with a copy of appropriate workpapers, schedules, drafts and final copies of each foreign and domestic, federal, provincial and state income Tax return or election of the Company (including returns of all Employee Benefit Plans) at least ten days before filing such return or election and shall consult with Parent with respect thereto prior to such filing.

    5.15.  Pooling Affiliates.

      (a) Promptly following the date of this Agreement, the Company shall deliver to Parent a list of names and addresses of those persons who are affiliates within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act or otherwise applicable SEC accounting releases with respect to the Company (the "Company Pooling Affiliates"). The Company shall provide Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. The Company shall deliver to Parent, on or prior to the Closing, an affiliate letter in the form attached hereto as Exhibit D, executed by each of the Company Pooling Affiliates identified in the foregoing list. Parent shall be entitled to place legends as specified in such affiliate letters on the certificates evidencing any of the Parent Common Stock to be received by such Company Pooling Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of such letters.

      (b) Parent shall procure, on or prior to the Effective Time, an affiliate letter in the form attached hereto as Exhibit E, executed by appropriate affiliates of Parent.

      (c) For so long as resales of shares of Parent Common Stock issued pursuant to the Merger are subject to the resale restrictions set forth in Rule 145 under the Securities Act, Parent will use good faith efforts to comply with Rule 144(c)(1) under the Securities Act.

    5.16.  Pooling Actions.  Between the date of this Agreement and the Effective Time, the parties will each take all actions reasonably necessary for Parent to account for the business combination to be effected by the Merger as a pooling of interests.

    5.17  Tax-Free Reorganization.  Parent and the Company shall each use all commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither Parent nor the Company shall take or fail to take, or cause any third party to take or fail to take, any action that would cause the Merger to fail to qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

    5.18.  SEC Filings; Compliance.  The Company and Parent shall each cause the forms, reports, schedules, statements and other documents required to be filed with the SEC by the Company and Parent, respectively, between the date of this Agreement and the Effective Time (with respect to either the Company or Parent, the "New SEC Reports") to be prepared in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and such New SEC Reports will not at the time they are filed contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

    5.19.  Listing of Additional Shares.  Prior to the Effective Time, Parent shall file with the Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the shares of Parent Common Stock to be issued in the Merger.

    5.20.  Rights Agreement.  Prior to the Effective Time, the Company Board shall not take any action in contravention of the actions required by Section 3.26 of this Agreement.

    5.21.  Stock Repurchase Plan.  As of the date of this Agreement, the Company shall terminate its stock repurchase plan, if any.

ARTICLE VI
CONDITIONS TO CLOSING

    6.1.  Conditions to Each Party's Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Effective Date of the following conditions:

      (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company under the DGCL and the Company's Charter Document and Governing Documents.

      (b) Governmental Action; No Injunction or Restraints. No action or proceeding shall be instituted by any Governmental Entity seeking to prevent consummation of the Merger, asserting the illegality of the Merger or this Agreement or seeking material damages directly arising out of the transactions contemplated hereby which continues to be outstanding. No judgment, order, decree, statute, law, ordinance, rule or regulation entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition shall be in effect (i) imposing or seeking to impose material sanctions, damages, or liabilities directly arising out of the Merger on the Company or any of its officers or directors; or (ii) preventing the consummation of the Merger.

      (c) Governmental Consents. All necessary authorizations, consents, orders or approvals of, or declarations or filings with, or expiration or waiver of waiting periods imposed by, any Governmental Entity of any applicable jurisdiction required for the consummation of the transactions contemplated by this Agreement shall have been filed, expired or obtained, as to which the failure to obtain, make or occur would have the effect of making the Merger or this Agreement or any of the transactions contemplated hereby illegal or which, individually or in the aggregate, would have a Parent Material Adverse Effect (assuming the Merger had taken place), including, but not limited to: the expiration or termination of the applicable waiting period, or any extensions thereof, pursuant to the HSR Act.

    6.2.  Conditions to Obligations of Parent.  The obligation of Parent to effect the Merger is further subject to satisfaction or waiver of the following conditions:

      (a) Representations and Warranties. The representations and warranties of the Company set forth herein shall be true and correct both when made and at and as of the Effective Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or material adverse effect set forth therein) does not have, and would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect.

      (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Date.

      (c) No Material Adverse Effect. Since the date of this Agreement, there has not been a Company Material Adverse Effect nor has there been any change, event or condition that, with the passage of time, would reasonably be expected to result in a Company Material Adverse Effect. Without limitation of the foregoing, (i) if (A) there has been any breach or misrepresentation of the representation and warranty set forth in Section 3.28 hereof (with respect to the Company's first fiscal quarter 2000 financial results) or (B) the Company fails to achieve the composite Wall Street research analysts estimates for total consolidated revenue of at least $55,000,000, Avidia product revenue of at least $5,000,000, and loss per share of no greater than $0.03 per share for the Company's first fiscal quarter (ending March 31, 2000), then, such breach or misrepresentation or failure shall, in and of itself, constitute a Company Material Adverse Effect for purposes of this Section 6.2(c), and (ii) the termination of employment prior to the Effective Time of more than 50% of the Avidia product engineers employed by the Company as of the date hereof shall, in and of itself, be deemed to be a Company Material Adverse Effect for purposes of this Section 6.2(c)).

      (d) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition shall be in effect (i) imposing or seeking to impose material limitations on the ability of Parent to acquire or hold or to exercise full rights of ownership of any securities of the Company; (ii) imposing or seeking to impose material limitations on the ability of Parent or its Affiliates to combine and operate the business and assets of the Company; (iii) imposing or seeking to impose other material sanctions, damages, or liabilities directly arising out of the Merger on Parent or any of its officers or directors; or (iv) requiring or seeking to require divestiture by Parent of any significant portion of the business, assets or property of the Company or of Parent.

      (e) Delivery of Closing Documents. At or prior to the Effective Time, the Company shall have delivered to Parent all of the following:

         (i) a certificate of the President and the Chief Financial Officer of the Company, dated as of the Effective Date, stating that the conditions precedent set forth in Sections 6.2(a), (b) and (c) hereof have been satisfied; and

        (ii) a copy of (A) the Certificate of Incorporation of the Company, dated as of a recent date, certified by the Secretary of State of the State of Delaware, and (B) the Bylaws of the Company and the resolutions of the Company Board and stockholders authorizing the Merger and the other transactions contemplated by this Agreement, certified by the Secretary of the Company.

      (f)  Director and Officer Resignations. Merger Sub shall have received the resignation of the directors and officers of the Company as are described in Section 5.9 hereof.

      (g) Key Employee Agreements. Four out of the five persons identified in Section 6.2(g) of the Company Disclosure Letter shall have entered into employment agreements with Parent, and such agreements shall be in full force and effect, and none of such employees shall have indicated any intention of not fulfilling his or her obligations thereunder.

      (h) Pooling Letters. Parent and the Company shall have received the letters described in the third Recital to this Agreement from Deloitte & Touche LLP and Arthur Andersen LLP and such letters shall not have been withdrawn, modified or qualified in any material respect as of the Effective Time, as certified by Deloitte & Touche LLP and Arthur Andersen LLP, respectively, in a writing addressed to their respective addresses and dated as of the Effective Date, and Parent shall have received the letter of Arthur Andersen LLP, addressed to Parent and dated as of the Effective Date, stating that, in reliance on the letter and the certificate of Deloitte & Touche LLP described in this paragraph (h) and based on its familiarity with Parent, the Merger will qualify as a pooling-of-interests transaction under Opinion 16.

      (i)  Company Affiliate Letters. Parent shall have received all of the letters described in Section 5.15(a) hereof executed by each of the Company Pooling Affiliates.

      (j)  Employees. From the list of employees identified by the Company on Annex F to Section 3.15 of the Company Disclosure Letter as having change of control agreements in place as of the date hereof, Parent shall specify thirty (30) of such employees who will be offered positions by Parent providing equal or better duties, responsibilities and base compensation, of whom at least twenty-two (22) shall have executed and delivered to Parent waivers of certain terms of such change of control agreements to the satisfaction of Parent as specified below, and such waivers shall not have been in any way amended or rescinded; such waivers shall include (i) a waiver of all change in control benefits provided in Part Two of such agreements, other than the accelerated vesting provisions set forth in Section 1 of Part Two, provided that such employees acknowledge that the position and duties as may be initially assigned to them immediately following the Effective Time by Parent do not represent a material reduction in the position, duties, responsibilities and management reporting relationships that such employees had when employed at the Company for purposes of determining Involuntary Termination as defined in such change of control agreements, and (ii) an irrevocable waiver of the second paragraph of the introduction of Part Two of such agreements.

    6.3.  Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is further subject to satisfaction or waiver of the following conditions:

      (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth herein shall be true and correct both when made and at and as of the Effective Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to materiality or material adverse effect set forth therein) does not have, and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

      (b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Date.

      (c) Delivery of Closing Documents. At or prior to the Effective Time, the Parent shall have delivered to the Company a certificate of the President and the Chief Financial Officer of Parent, dated as of the Effective Date, stating that the conditions precedent set forth in Sections 6.3(a) and (b) hereof have been satisfied.

      (d) Tax Opinion. The Company shall have received the opinion of Stradling Yocca Carlson & Rauth, counsel to the Company, in form and substance satisfactory to the Company, to the effect that the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; provided that, if Stradling Yocca Carlson & Rauth does not render such opinion, this condition shall nonetheless be deemed satisfied if Dorsey & Whitney

  LLP renders such opinion to the Company (it being agreed that Parent and the Company shall each provide reasonable cooperation, including making reasonable representations, to Stradling Yocca Carlson & Rauth or Dorsey & Whitney LLP, as the case may be, to enable them to render such opinion).

      (e) No Parent Material Adverse Effect. Since the date of this Agreement, there has not been a Parent Material Adverse Effect nor has there been any change, event or condition that, with the passage of time, would reasonably be expected to result in a Parent Material Adverse Effect.

ARTICLE VII
TERMINATION

    7.1.  Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the Company's stockholders:

      (a) by mutual written consent of the Company and Parent (on behalf of Parent and Merger Sub);

      (b) by either the Company or Parent (on behalf of Parent and Merger Sub):

         (i) if the Merger shall not have been completed by August 31, 2000; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time;

        (ii) if stockholder approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure to obtain stockholder approval.

        (iii) if any restraint having any of the effects set forth in Section 6.1(b) or Section 6.2(d) hereof shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in such restraint to continue in effect; or

        (iv) if the Company enters into a merger, acquisition or other agreement (including an agreement in principle) or understanding to effect a Superior Proposal or the Company Board or a committee thereof resolves to do so; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(b)(iv) unless (a) the Company has delivered to Parent and Merger Sub a written notice of the Company's intent to enter into such an agreement to effect such Acquisition Proposal, which notice shall include, without limitation, the material terms and conditions of the Acquisition Proposal and the identity of the Person making the Acquisition Proposal, (b) three business days have elapsed following delivery to Parent and Merger Sub of such written notice by the Company and (c) during such three-business-day period, the Company has fully cooperated with Parent and Merger Sub to allow Parent and Merger Sub within such three-business-day period to propose amendments to the terms of this Agreement to be at least as favorable as the Superior Proposal; provided, further, that the Company may not terminate this Agreement pursuant to this Section 7.1(b)(iv) unless, at the end of such three-business-day-period, the Company Board continues reasonably to believe that the Acquisition Proposal constitutes a Superior Proposal;

      (c) by the Company, if Parent or Merger Sub shall have breached any of its representations and warranties contained in Article IV hereof which breach has or is reasonably likely to have a

  Parent Material Adverse Effect or Parent or Merger Sub shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, in each case, which breach or failure to perform has not been cured by Parent or Merger Sub within thirty days following receipt of notice thereof from the Company; or

      (d) by Parent (on behalf of Parent and Merger Sub):

         (i) if the Company shall have breached any of its representations and warranties contained in Article III hereof which breach has or is reasonably likely to have a Company Material Adverse Effect or the Company shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, in each case (other than a breach of Section 5.6(b) hereof, as to which no cure period shall apply), which breach or failure to perform has not been cured by the Company within thirty days following receipt of notice thereof from Parent;

        (ii) if (a) the Company Board or any committee thereof shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger or this Agreement, or approved or recommended an Acquisition Proposal (including a Superior Proposal), or (b) the Company Board or any committee thereof shall have resolved to take any of the foregoing actions; or

        (iii) at any time after 6:00 a.m. Minneapolis time on February 23, 2000, if the Company Option Agreement shall not have been executed and delivered by the Company to Parent prior to such termination.

    7.2.  Effect of Termination.  The termination of this Agreement pursuant to the terms of Section 7.1 hereof shall become effective upon delivery to the other party of written notice thereof. In the event of the termination of this Agreement pursuant to the foregoing provisions of this Article VII, there shall be no obligation or liability on the part of any party hereto (except as provided in Section 7.3 hereof) or its stockholders or directors or officers in respect thereof, except for agreements which survive the termination of this Agreement, except for liability that Parent or Merger Sub or the Company might have to the other party or parties arising from a breach of this Agreement due to termination of this Agreement in accordance with Sections 7.1(c) or 7.1(d) or due to the fraudulent or willful misconduct of such party, and except that any termination shall not affect the Company Option Agreement.

    7.3.  Fees and Expenses.

      (a) Except as provided in this Section 7.3, whether or not the Merger is consummated, the Company, on the one hand, and Parent and Merger Sub, on the other, shall bear their respective expenses incurred in connection with the Merger, including, without limitation, the preparation, execution and performance of this Agreement and the transactions contemplated hereby, and all fees and expenses of investment bankers, finders, brokers, agents, representatives, counsel and accountants, except that the registration and filing fees incurred in connection with the Registration Statement and Proxy Statement/ Prospectus shall be shared equally by the Company and Parent.

      (b) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated (x) by the Company or Parent pursuant to Section 7.1(b)(ii) and if, after the date hereof and prior to the termination date, an Acquisition Proposal occurs, or (y) by Parent pursuant to Section 7.1(b)(iv), 7.1(d)(i) or 7.1(d)(ii) hereof, then, in each case, the Company shall (without prejudice to any other rights Parent may have against the Company for breach of this Agreement), reimburse Parent upon demand for all out-of-pocket fees and expenses incurred or paid by or on behalf of Parent or any Affiliate of Parent in connection with this Agreement, the Merger and transactions contemplated herein, including all fees and expenses of counsel, investment banking firm, accountants and consultants.

      (c) Notwithstanding any other provision in this Agreement to the contrary, if (x) this Agreement is terminated by the Company or Parent at a time when Parent is entitled to terminate this Agreement pursuant to Section 7.1(b)(ii) (except if, immediately prior to the Company Stockholder Meeting, an event or condition exists that would result in a Parent Material Adverse Effect) or 7.1(d)(i) (other than due to a breach of Section 5.6(b) hereof) and, concurrently with or within nine months after such a termination, the Company shall enter into an agreement, arrangement or binding understanding with respect to an Acquisition Proposal (which shall include, for this purpose, the commencement by a third party of a tender offer or exchange offer or similar transaction directly with the Company's stockholders) with a third party (collectively, a "Third Party Deal") or (y) this Agreement is terminated pursuant to Section 7.1(b)(iv), Section 7.1(d)(i) (if such termination results from a breach of Section 5.6(b) hereof), 7.1(d)(ii) (except, in the case of 7.1(d)(ii) only, if the Company Board's withdrawal or modification of its approval or recommendation of this Agreement or the Merger occurs after the occurrence of a Parent Material Adverse Effect) or 7.1(d)(iii), then, in each case, the Company shall (in addition to any obligation under Section 7.3(b) hereof and as liquidated damages and not as a penalty or forfeiture) pay to Parent U.S. $43,000,000 (the "Termination Fee") in cash, such payment to be made promptly, but in no event later than the second business day following, in the case of clause (x), the later to occur of such termination and the entry into of such Third Party Deal, or, in the case of clause (y), such termination.

      (d) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated by the Company pursuant to Section 7.1(c) hereof, then Parent shall (without prejudice to any other rights the Company may have against Parent for breach of this Agreement), reimburse the Company upon demand for all out-of-pocket fees and expenses incurred or paid by or on behalf of the Company or any Affiliate of the Company in connection with this Agreement, the Merger and the transactions contemplated herein, including all fees and expenses of counsel, investment banking firm, accountants and consultants.

      (e) The parties acknowledge that the agreements contained in Sections 7.3(b), (c) and (d) hereof are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub on the one hand, and the Company on the other, would not enter into this Agreement. Accordingly, if the Company fails promptly to pay the amounts due pursuant to Sections 7.3(b) and/or (c) hereof, or if Parent fails promptly to pay the amounts due pursuant to Section 7.3(d) hereof, (i) the party failing to so pay shall pay interest on such amounts at the prime rate announced by U.S. Bank National Association, Minneapolis office, in effect on the date the Termination Fee (or fees and expenses) were required to be paid, and (ii) if, in order to obtain such payment, a party commences a suit or takes other action which results in a judgment or other binding determination against the nonpaying party for the fees and expenses in Sections 7.3(b) or 7.3(d) hereof or the Termination Fee, the nonpaying party shall also pay to the party entitled to receive payment its costs and expenses (including reasonable attorneys' fees) in connection with such suit, together with interest payable under the preceding clause (i).

ARTICLE VIII
MISCELLANEOUS

    8.1.  Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

    8.2.  Waiver.  At any time prior to the Effective Date, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements of any other party or with any conditions to its own obligations contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing duly authorized by and signed on behalf of such party.

    8.3.  Notices.

      (a) Any notice or communication to any party hereto shall be duly given if in writing and delivered in person or mailed by first class mail and airmail, if overseas (registered or return receipt requested), facsimile (with receipt electronically acknowledged) or overnight air courier guaranteeing next day delivery, to such other party's address.

  If to Parent:

    ADC Telecommunications, Inc.
    12501 Whitewater Drive
    Minnetonka, MN 55343
    Telephone No.: (612) 938-8080
    Facsimile No.: (612) 946-3292
    Attention: General Counsel

  with a copy to:

    Dorsey & Whitney LLP
    220 South Sixth Street
    Minneapolis, Minnesota 55402
    Telephone No.: (612) 340-2600
    Facsimile No.: (612) 340-8738
    Attention: Robert A. Rosenbaum, Esq.

  If to the Company:

    PairGain Technologies, Inc.
    14661 Franklin Avenue
    Tustin, CA 92780
    Telephone No.: (714) 832-9922
    Facsimile No.: (714) 730-2463
    Attention:

  with copies to:

    Stradling Yocca Carlson & Rauth
    660 Newport Center Drive, Suite 1600
    Newport Beach, CA 92660
    Telephone No.: (949) 725-4000
    Facsimile No.: (949) 725-4100
    Attention: Nick E. Yocca, Esq.

      (b) All notices and communications will be deemed to have been duly given: at the time delivered by hand, if personally delivered; three business days after being deposited in the mail, if mailed; when sent, if sent by facsimile; and one business day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

    8.4.  Counterparts.  This Agreement may be executed via facsimile in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    8.5.  Interpretation.  The language used in this Agreement and the other agreements contemplated hereby shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. The headings of articles and sections herein are for convenience of reference, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof. As used in this Agreement, "Person" means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization or other entity; "Knowledge" means the actual knowledge of a director or any executive officer of the applicable party or any of its Subsidiaries, as such knowledge has been obtained or would have been obtained after reasonable inquiry by such person in the normal conduct of the business; and all amounts shall be deemed to be stated in U.S. dollars, unless specifically referenced otherwise.

    8.6.  Amendment.  This Agreement may be amended by the parties at any time before or after any required approval of matters presented in connection with the Merger by the stockholders of the Company; provided, however, that after any such approval, there shall not be made any amendment that by law requires further approval by such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

    8.7.  No Third Party Beneficiaries.  Except for the provisions of Section 5.10 hereof (which is intended to be for the benefit of the persons referred to therein, and may be enforced by such persons) nothing in this Agreement shall confer any rights upon any person or entity which is not a party or permitted assignee of a party to this Agreement.

    8.8.  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

    8.9.  Entire Agreement.  This Agreement (together with the Exhibits and the Company Disclosure Letter, and the other documents delivered pursuant hereto or contemplated hereby) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, in each case other than the Company Option Agreement and the Reciprocal Confidentiality Agreement.

    8.10.  Validity.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers all as of the day and year first above written.

ADC TELECOMMUNICATIONS, INC.
By:	/s/ ARUN SOBTI Arun Sobti Senior Vice President, President Broadband Access and Transport Group
ROMAN ACQUISITION CORP.
By:	/s/ ARUN SOBTI Arun Sobti President
PAIRGAIN TECHNOLOGIES, INC.
By:	/s/ CHARLES S. STRAUCH Charles S. Strauch Chairman of the Board of Directors

ANNEX B

STOCK OPTION AGREEMENT

    STOCK OPTION AGREEMENT, dated as of February 22, 2000 (the "Agreement"), between ADC Telecommunications, Inc., a Minnesota corporation ("Optionee"), and PairGain Technologies, Inc., a Delaware Corporation (the "Company"). Capitalized terms which are used but not defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WITNESSETH:

    WHEREAS, simultaneously with the execution and delivery of this Agreement, Optionee and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides for a wholly owned subsidiary of Optionee to be merged with and into the Company in accordance with the General Corporation Law of the State of Delaware and the terms of the Merger Agreement, as a result of which the Company will be the surviving corporation and a wholly owned subsidiary of Optionee;

    WHEREAS, as a condition to Optionee's willingness to enter into the Merger Agreement, Optionee has requested that the Company grant to Optionee an option to purchase up to 14,489,951 authorized but unissued shares of the Company's common stock, upon the terms and subject to the conditions hereof; and

    WHEREAS, in order to induce Optionee to enter into the Merger Agreement, the Company has agreed to grant Optionee the requested option.

    NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

    1.  The Option; Exercise; Adjustments.

      (a) The Company hereby grants to Optionee an irrevocable option (the "Option") to purchase from time to time up to 14,489,951 authorized but unissued shares of common stock, par value $.0005 per share, of the Company (the "Company Common Stock") upon the terms and subject to the conditions set forth herein (the "Optioned Shares," which represent 19.9% of the issued and outstanding shares of Company Common Stock as of the date hereof); provided, however, that in no event shall the number of shares of Company Common Stock for which the Option is exercisable exceed 19.9% of the issued and outstanding shares of Company Common Stock at the time of exercise (excluding any such shares issued or issuable under the Option).

      (b) Subject to the terms and conditions set forth in this Agreement, the Option may be exercised by Optionee in whole or, from time to time, in part, at any time within 270 days after the date hereof that the conditions in Section 2(a) hereof are satisfied and prior to the termination of the Option in accordance with Section 11 hereof. In the event Optionee wishes to exercise the Option, Optionee shall send a written notice to the Company (the "Stock Exercise Notice") specifying the total number of Optioned Shares it wishes to purchase and a date for the closing of such purchase, which date shall be not less than five days or more than 60 days after the Company's receipt of the Stock Exercise Notice (the "Closing Date"). Optionee may revoke an exercise of the Option at any time prior to the Closing Date by written notice to the Company. At any Closing Date, the Company will deliver to Optionee a certificate or certificates representing the Optioned Shares (which shall be endorsed with appropriate restrictive legends) in the denominations designated by Optionee in its Stock Exercise Notice, free and clear of all liens and encumbrances and subject to no preemptive rights, as well as an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the Optioned Shares purchasable hereunder, if any. After payment of the Exercise Price for the Optioned Shares covered by the Stock Exercise Notice, the Option shall be deemed exercised to the extent of the Optioned Shares specified in the Stock Exercise Notice as of the date such Stock Exercise Notice is given to the Company.

      (c) In the event of any change in the number of issued and outstanding shares of Company Common Stock by reason of any share dividend, reclassification, consolidation, division, subdivision or cancellation or other similar change in the corporate or capital structure of the Company, the number of Optioned Shares subject to the Option and the Exercise Price (as hereinafter defined) per Optioned Share shall be appropriately adjusted. In the event that any additional shares of Company Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the preceding sentence or pursuant to this Agreement), the number of Optioned Shares subject to the Option shall be adjusted so that, after such issuance, it equals at least 19.9% of the number of shares of Company Common Stock then issued and outstanding (without considering any shares subject to or issued pursuant to the Option).

    2.  Conditions to Exercise of Option and Delivery of Optioned Shares.

      (a) Optionee's right to exercise the Option is subject to the following conditions:

         (i) No preliminary or permanent injunction or other order having been issued by any federal or state court of competent jurisdiction in the United States invalidating the grant or prohibiting the exercise of the Option shall be in effect; and

        (ii) One or more of the following events shall have occurred on or after the date hereof or Optionee shall have become aware on or after the date hereof of the occurrence of any of the following: (A) any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint stock company, trust, unincorporated organization or other entity or group (referred to hereinafter, singularly or collectively, as a "Person"), other than Optionee or its "affiliates" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), acquires or becomes the beneficial owner of 20% or more of the outstanding shares of Company Common Stock; (B) any new group is formed which beneficially owns 20% or more of the outstanding shares of Company Common Stock (other than a group which includes or may reasonably be deemed to include Optionee or any of its affiliates); (C) any Person (other than Optionee or its affiliates) shall have commenced a tender or exchange offer for 20% or more of the then outstanding shares of Company Common Stock or publicly proposed any bona fide merger, consolidation or acquisition of all or substantially all the assets of the Company, or other similar business combination involving the Company; (D) any Person (other than Optionee or its affiliates) is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of shares of Company Common Stock which, together with all shares of Company Common Stock beneficially owned by such Person, results or would result in such Person being the beneficial owner of 20% or more of the outstanding shares of Company Common Stock; or (E) any event or circumstance occurs that would entitle Optionee to receive the Termination Fee provided for in Section 7.3(c) of the Merger Agreement. For purposes of this subparagraph (iii), the terms "group" and "beneficial owner" shall be defined by reference to Section 13(d) of the Exchange Act.

      (b) Optionee's obligation to purchase the Optioned Shares following the exercise of the Option, and the Company's obligation to deliver the Optioned Shares, are subject to the conditions that:

         (i) No preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the delivery of the Optioned Shares shall be in effect;

        (ii) The purchase of the Optioned Shares will not violate Rule 14e-5 promulgated under the Exchange Act; and

        (iii) All applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been terminated.

    3.  Exercise Price for Optioned Shares.  Optionee will purchase the Optioned Shares from the Company at a price per Optioned Share equal to $18.03 (the "Exercise Price"), payable in cash. Any payment made by Optionee to the Company pursuant to this Agreement shall be made by wire transfer of federal funds to a bank account designated by the Company or a check payable in immediately available funds.

    4.  Representations and Warranties of the Company.  The Company represents and warrants to Optionee as follows:

      (a) Corporate Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by the Company's Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms except to the extent that its enforceability may be limited to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other laws affecting creditors rights generally and to general equitable principles.

      (b) Shares Reserved for Issuance. The Company has taken all necessary corporate action to authorize and reserve and permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms, will have reserved for issuance upon exercise of this Option, that number of Optioned Shares equal to the maximum number of shares of Company Common Stock at any time and from time to time purchasable upon exercise of the Option, and the Optioned Shares, when issued and delivered by the Company to Optionee upon exercise of the Option, will be duly authorized, validly issued, fully paid and nonassessable, free and clear of all liens or encumbrances, free of preemptive rights, and the Optioned Shares shall be listed on the Nasdaq National Market.

      (c) Consents; No Violations. Except as otherwise required by the HSR Act, except for routine filings and subject to Section 7, the execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby do not and will not require the consent, approval or authorization of, or filing with, any Person or public authority and (i) will not violate, breach or conflict with the Company's Charter Documents or Governing Documents, or (ii) result in the acceleration or termination of, or constitute a default under, any agreement, lease, contract, note, indenture, license, approval, permit, understanding or other instrument, or any statute, rule, regulation, judgment, order or other restriction binding upon or applicable to the Company or any of its subsidiaries or any of their respective properties or assets, except for any such acceleration, termination or default which could not reasonably be expected to have a Company Material Adverse Effect.

    5.  Representations and Warranties of Optionee.  Optionee represents and warrants to the Company as follows:

      (a) Corporate Authority. The execution and delivery of this Agreement by Optionee and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Optionee and this Agreement has been duly executed and delivered by Optionee and constitutes a valid and binding agreement of Optionee, except to the extent that its enforceability may be limited to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other laws affecting creditors rights generally and to general equitable principles.

      (b) Investment Representations. Optionee is acquiring the Option and, if and when it exercises the Option, will be acquiring the Optioned Shares issuable upon the exercise thereof, for its own account and not with a view to distribution or resale in any manner which would be in violation of the Securities Act of 1933, as amended (the "Securities Act"), or any rule or regulation under the Securities Act, and will not sell or otherwise dispose of the Optioned Shares except pursuant to an effective registration statement under the Securities Act or a valid exemption from registration under the Securities Act.

    6.  The Closing.  Any closing hereunder shall take place on the Closing Date specified by Optionee in its Stock Exercise Notice pursuant to Section 1 at 10:00 a.m., U.S. Pacific Time, or the first business day thereafter on which all of the conditions in Section 2 are met, at the executive office of the Company located in Tustin, California, or at such other time and place as the parties hereto may agree.

    7.  Filings Related to Optioned Shares.  The Company will make such filings with the SEC as are required by the Exchange Act, and will make all necessary filings by the Company under the HSR Act and to list the Optioned Shares on the Nasdaq National Market.

    8.  Registration Rights.

      (a) Demand Registration Rights. After the date the Option becomes exercisable pursuant to Section 1(b), the Company shall, subject to the conditions of Section 8(c) below, if requested by Optionee within 12 months following such date, as expeditiously as possible prepare and file a registration statement under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all shares of Company Common Stock or other securities that have been acquired by or are issuable to the Selling Shareholder upon exercise of the Option in accordance, subject to the terms and conditions of this Section 8, with the intended method of sale or other disposition stated by the Optionee in such request, including without limitation a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision ("Rule 415"), and the Company shall use its best efforts to qualify such shares or other securities for sale under any applicable state securities laws; provided, however, that the Company shall not be required to consent to general jurisdiction or qualify to do business in any state where it is not otherwise required to so consent to such jurisdiction or to so qualify to do business.

      (b) Additional Registration Rights. If the Company, at any time after the exercise of the Option, proposes to register any securities of the Company or rights representing securities of the Company under the Securities Act, the Company will promptly give written notice to the Optionee of its intention to do so and, upon the written request of any Optionee given within thirty (30) days after receipt of any such notice (which request shall specify the number of Shares of Company Common Stock intended to be included in such public offering by the Optionee), the Company will cause all such shares for which a Optionee requests participation in such registration, to be so registered and included in such public offering; provided, however, that the Company may elect not to cause any such shares to be so registered (i) if such public offering is to be underwritten and the underwriters in good faith object for valid business reasons, or (ii) in the case of a registration solely to implement an employee benefit plan or a registration filed on Form S-4 of the Securities Act or any successor form; provided, further, however, that such election pursuant to (i) may only be made twice. If some but not all of the shares of Company Common Stock with respect to which the Company shall have received requests for registration pursuant to this Section 8(b) shall be excluded from such registration, the Company shall make appropriate allocation of shares to be registered among the selling shareholders desiring to register their shares pro rata in the proportion that the number of shares requested to be registered by each such selling shareholder bears to the total number of shares requested to be registered by all such selling shareholders then desiring to have shares of Company Common Stock registered for sale.

      (c) Conditions to Required Registration. The Company shall use all reasonable efforts to cause each registration statement referred to in Section 8(a) above to become effective and to obtain all consents or waivers of other parties which are required therefor and to keep such registration effective; provided, however, that the Company may delay any registration of Optioned Shares required pursuant to Section 8(a) above for a period not exceeding 90 days provided the Company shall in good faith determine that any such registration would adversely affect the Company (provided that this right may not be exercised more than once during any twelve (12) month period), and the Company shall not be required to register Optioned Shares under the Securities Act pursuant to Section 8(a) above:

         (i) on more than one occasion during any calendar year;

        (ii) on more than two occasions in total;

        (iii) within ninety (90) days after the effective date of a registration referred to in Section 8(b) above pursuant to which the Optionee was afforded the opportunity to register such shares under the Securities Act and such shares were registered as requested; or

        (iv) if all the Optioned Shares proposed to be registered could be sold by the Optionee in a ninety (90) day period in accordance with Rule 144.

      In addition to the foregoing, the Company shall not be required to maintain the effectiveness of any registration statement, other than a registration statement filed under Rule 415, after the expiration of six (6) months from the effective date of such registration statement. The Company shall use all reasonable efforts to make any filings, and take all steps, under all applicable state securities laws to the extent necessary to permit the sale or other disposition of the Optioned Shares so registered in accordance with the intended method of distribution for such shares; provided, however, that the Company shall not be required to consent to general jurisdiction or qualify to do business in any state where it is not otherwise required to so consent to such jurisdiction or to so qualify to do business. The Optionee shall provide the Company with all information reasonably requested by the Company that is necessary for inclusion in any registration statement required to be filed hereunder.

      (d) Expenses. Except where applicable state law prohibits such payments, the Company will pay all expenses (including without limitation registration fees, qualification fees, blue sky fees and expenses (including the fees and expenses of counsel), legal expenses, including the reasonable fees and expenses of one counsel to the holders whose Optioned Shares are being registered, printing expenses and the costs of special audits or "cold comfort" letters, expenses of underwriters, excluding discounts and commissions but including liability insurance if the Company so desires or the underwriters so require, and the reasonable fees and expenses of any necessary special experts) in connection with each registration pursuant to Section 8(a) or 8(b) above (including the related offerings and sales by holders of Optioned Shares) and all other qualifications, notifications or exemptions pursuant to Section 8(a) or 8(b) above.

      (e) Indemnification. In connection with any registration under Section 8(a) or 8(b) above, the Company hereby indemnifies the Optionee, and each underwriter thereof, including each person, if any, who controls such Optionee or underwriter within the meaning of Section 15 of the Securities Act, against all expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement of a material fact contained in any registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such expenses, losses, claims, damages or liabilities of such indemnified party are caused by any untrue statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon and in conformity with, information furnished in writing to the Company by such indemnified party expressly for use therein, and the Company and each officer, director and controlling person of the Company shall be indemnified by Optionee, or by such underwriter, as the case may be, for all such expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement, that was included by the Company in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon, and in conformity with, information furnished in writing to the Company by or on behalf of Optionee or such underwriter, as the case may be, expressly for such use.

      Promptly upon receipt by a party indemnified under this Section 8(e) of notice of the commencement of any action against such indemnified party in respect of which indemnity or reimbursement may be sought against any indemnifying party under this Section 8(e), such indemnified party shall notify the indemnifying party in writing of the commencement of such action, but the failure so to notify the indemnifying party shall not relieve it or any liability which it may otherwise have to any indemnified party under this Section 8(e) except to the extent the indemnified party is materially prejudiced thereby. In case notice of commencement of any such action shall be given to the indemnifying party as above provided, the indemnifying party shall be entitled to participate in and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel (other than reasonable costs of investigation) shall be paid by the indemnified party unless (i) the indemnified party either agrees to pay the same, (ii) the indemnifying party fails to assume the defense of such action with counsel reasonably satisfactory to the indemnified party, or (iii) the indemnified party has been advised by counsel that one or more legal defenses may be available to the indemnifying party that may be contrary to the interest of the indemnified party, in which case the indemnifying party shall be entitled to assume the defense of such action notwithstanding its obligation to bear fees and expenses of such counsel. No indemnifying party shall be liable for any settlement entered into without its consent, which consent may not be unreasonably withheld.

      If the indemnification provided for in this Section 8(e) is unavailable to a party otherwise entitled to be indemnified in respect of any expenses, losses, claims, damages or liabilities referred to herein, then the indemnifying party, in lieu of indemnifying such party otherwise entitled to be indemnified, shall contribute to the amount paid or payable by such party to be indemnified as a result of such expenses, losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative benefits received by the Company, the Optionee and the underwriters from the offering of the securities and also the relative fault of the Company, the Optionee and the underwriters in connection with the statements or omissions which resulted in such expenses, losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The amount paid or payable by a party as a result of the expenses, losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim; provided, however, that in no case shall Optionee be responsible, in the aggregate, for any amount in excess of the net offering proceeds attributable to its Optioned Shares included in the offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any obligation by Optionee to contribute shall be several and not joint with other holders.

      In the event of an underwritten public offering pursuant to Section 8(b), the Company and the Optionee shall enter into an underwriting agreement containing customary terms and provisions; provided that the contribution provisions as they relate to Optionee shall contain substantially the same limitations as the provisions set forth herein.

      (f)  Miscellaneous Reporting. The Company shall comply with all reporting requirements and will do all other such things as may be necessary to permit the expeditious sale at any time of any Optioned Shares by the Optionee in accordance with and to the extent permitted by any rule or regulation promulgated by the SEC from time to time, including, without limitation, Rule 144. The Company shall provide the Optionee with any information necessary in connection with the completion and filing of any reports or forms required to be filed by them under the Securities Act or the Exchange Act, or required pursuant to any state securities laws or the rules of any stock exchange.

      (g) Issue Taxes. The Company will pay all stamp taxes in connection with the issuance and the sale of Optioned Shares and in connection with the exercise of the Option, and will hold the Optionee harmless, without limitation as to time, against any and all liabilities, with respect to all such taxes.

    9.  Optional Put.  Prior to the termination of the Option in accordance with Section 11 hereof, if the Option has become exercisable pursuant to Section 1(b) hereof and pursuant to the second sentence of this Section 9, Optionee shall have the right, upon three (3) business days' prior written notice to the Company, to require the Company to purchase the Option from Optionee (the "Put Right") at a cash purchase price (the "Put Price") equal to the product determined by multiplying (A) the number of Optioned Shares as to which the Option has not yet been exercised by (B) the Spread (as defined below). As used herein, the term "Spread" shall mean the excess, if any, of (i) the greater of (x) the highest price (in cash or fair market value of securities or other property) per share of Company Common stock paid or to be paid within twelve (12) months preceding the date of exercise of the Put Right for any Company Common Stock beneficially owned by any Person who shall have acquired or become the beneficial owner of 20% or more of the outstanding shares of Company Common Stock after the date hereof or (y) the weighted (by volume of shares traded each day during the measurement period described herein) average closing price of the Company Common Stock during the 15-day period ending on the trading day immediately preceding the written notice of exercise of the Put Right over (ii) the Exercise Price. This Put Right shall become exercisable with respect to the events described in clauses (A), (B), (C) and (D) of Section 2(a)(ii) hereof only if the beneficial ownership by the Person or group referenced in such clauses equals or exceeds 30% of the outstanding Company Common Stock. Upon exercise of Optionee's right to receive cash pursuant to this Section 9, the obligation of the Company to deliver Optioned Shares pursuant to this Agreement shall terminate with respect to such number of Optioned Shares for which Optionee shall have elected to be paid in cash under this Section 9.

    10.  Profit Limitation.

      (a) Notwithstanding any other provision of this Agreement, in no event shall Optionee's Total Profit (as hereinafter defined) exceed $43,000,000 and, if it otherwise would exceed such amount, Optionee, at its sole election, shall either (i) deliver to the Company for cancellation Optioned Shares previously acquired by Optionee pursuant to this Agreement, (ii) pay cash or other consideration to the Company, or (iii) undertake any combination thereof, in each case, so that Optionee's Total Profit shall not exceed $43,000,000 after taking into account the foregoing actions.

      (b) As used herein, the term "Total Profit" shall mean the sum (before taxes) of the following: (i) the amount of cash received by Optionee pursuant to Section 9 hereof, (ii)(A) the net cash amounts received by Optionee pursuant to the sale of Optioned Shares (or any other securities into which such Optioned Shares are converted or exchanged) to any unaffiliated party, less (B) the aggregate Exercise Price paid for all Optioned Shares acquired by Optionee hereunder, and (iii) any Termination Fee received pursuant to the Merger Agreement.

    11.  Termination.  This Agreement and the Option shall terminate upon the earlier of (i) the Effective Time (as defined in the Merger Agreement) and (ii) the termination of the Merger Agreement in accordance with its terms; provided, however, the Option shall terminate pursuant to clause (ii) nine (9) months following termination of the Merger Agreement if (A) the Merger Agreement is terminated by Optionee pursuant to Section 7.1(d)(i) or (d)(ii) thereof or (B) the Merger Agreement is terminated by Optionee or the Company pursuant to Section 7.1(b)(ii) or (b)(iv) thereof and, in each such case, the Company has not paid to Optionee the Termination Fee which the Company is then obligated to pay.

    12.  Expenses.  Each party hereto shall pay its own expenses incurred in connection with this Agreement, except as otherwise provided in Section 8 hereof or as specified in the Merger Agreement.

    13.  Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, without the necessity of proving damages or posting any bond, and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

    14.  Notice.  All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or if sent by telex or facsimile (with receipt electronically confirmed) to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

      (a) if to Optionee:

      ADC Telecommunications, Inc.
      12501 Whitewater Drive
      Minnetonka, Minnesota 55343
      Attention: General Counsel
      Facsimile No.: (612) 946-3292
      Telephone No.: (612) 938-8080

      with a copy to:

      Dorsey & Whitney LLP
      Pillsbury Center South
      220 South Sixth Street
      Minneapolis, Minnesota 55402
      Attention: Robert A. Rosenbaum, Esq.
      Facsimile No.: (612) 340-8738
      Telephone No.: (612) 340-2600

      (b) if to the Company:

      PairGain Technologies, Inc.
      14661 Franklin Avenue
      Tustin, California 92780
      Attention:
      Facsimile No.: (714) 730-2463
      Telephone No.: (714) 832-9922

      with a copy to:

      Stradling Yocca Carlson & Rauth
      660 Newport Center Drive, Suite 1600
      Newport Beach, CA 92660
      Attention: Nick E. Yocca, Esq.
      Facsimile No.: (949) 725-4100
      Telephone No.: (949) 725-4000

    15.  Parties in Interest.  This Agreement shall inure to the benefit of and be binding upon the parties named herein and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any Person other than Optionee or the Company, or their permitted successors or assigns any rights or remedies under or by reason of this Agreement.

    16.  Entire Agreement; Amendments.  This Agreement, together with the Merger Agreement and the other documents referred to therein, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, both written or oral, between the parties with respect to the subject matter hereof. This Agreement may not be changed, amended or modified orally, but only by an agreement in writing signed by the party against whom any waiver, change, amendment, modification or discharge may be sought.

    17.  Assignment.  No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party hereto, except that Optionee may, without a written consent and without affecting its obligations hereunder, assign its rights and delegate its obligations hereunder in whole or in part to one or more of its direct or indirect wholly owned subsidiaries.

    18.  Interpretation.  The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. The headings of articles and sections herein are for convenience of reference, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

    19.  Counterparts.  This Agreement may be executed via facsimile in two or more counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

    20.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof.

    21.  Validity.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

    22.  Defined Terms.  Capitalized terms which are used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

*  *  *  *  *

    IN WITNESS WHEREOF, Optionee and the Company have caused this Stock Option Agreement to be duly executed and delivered on the day and year first above written.

PAIRGAIN TECHNOLOGIES, INC.
By:	/s/ CHARLES S. STRAUCH Charles S. Strauch Chairman of the Board of Directors
ADC TELECOMMUNICATIONS, INC.
By:	/s/ ARUN SOBTI Arun Sobti Senior Vice President, President Broadband Access and Transport Group

ANNEX C

FORM OF VOTING AGREEMENT

    VOTING AGREEMENT, dated as of February 22, 2000 (the "Agreement"), by and among ADC Telecommunications, Inc., a Minnesota corporation ("Buyer"), and each stockholder of PairGain Technologies, Inc., a Delaware Corporation (the "Company"), whose signature is set forth on the signature pages to this Agreement (each a "Stockholder" and, collectively, the "Stockholders"). Capitalized terms which are used but not defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WITNESSETH:

    WHEREAS, simultaneously with the execution and delivery of this Agreement, Buyer and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides for a wholly owned subsidiary of Buyer to be merged with and into the Company in accordance with the General Corporation Law of the State of Delaware and the terms of the Merger Agreement, as a result of which the Company will be the surviving corporation and will be a wholly owned subsidiary of Buyer;

    WHEREAS, the Stockholders own in the aggregate approximately 3% of the Company Common Stock issued and outstanding; and

    WHEREAS, the Stockholders desire that the Company and Buyer consummate the Merger contemplated by the Merger Agreement and are willing to enter into this Agreement to induce Buyer to enter into the Merger Agreement.

    NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements set forth herein, the parties hereto, intending to be legally bound, agree as follows:

    1.  Agreement to Vote.  At such time as the Company convenes a meeting of, solicits written consents from or otherwise seeks a vote of, the Company's stockholders for the purpose of considering and approving the Merger and the other transactions contemplated by the Merger Agreement, each of the Stockholders hereby agrees to vote all shares of Company Common Stock owned by such Stockholder (whether held directly or beneficially) in favor of the Merger and the other transactions contemplated by the Merger Agreement and all other actions necessary or desirable for the consummation of the Merger. If the Merger contemplated by the Merger Agreement is restructured by the parties as a tender offer, each of the Stockholders hereby agrees to tender all shares of Company Common Stock owned by such Stockholder to the Buyer.

    2.  Limitation.  Each Stockholder shall retain at all times the right to vote such Stockholder's shares of Company Common Stock in that Stockholder's sole discretion on all matters, other than those set forth in Section 1, that are at any time or from time to time presented for consideration by the Company's stockholders generally.

    3.  No Solicitation.

      (a) Immediately upon execution of this Agreement, the Stockholders shall (and shall use reasonable efforts to cause the Company and its officers, directors, employees, investment bankers, attorneys and other agents or representatives to) cease all discussions, negotiations, responses to inquiries and other communications with all third parties who, prior to the date hereof, may have expressed or otherwise indicated any interest in pursuing an Acquisition Proposal with the Company.

      (b) Prior to termination of this Agreement pursuant to Section 7 hereof, each Stockholder hereby covenants and agrees that he or she will not, and each Stockholder shall use reasonable efforts to cause the Company and its officers, directors, employees, investment bankers, attorneys and other agents or representatives not to, directly or indirectly, (i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal that constitutes an Acquisition Proposal, (ii) except as permitted below, engage or participate in negotiations or discussions with, or furnish any information or data to, or take any other action to, facilitate any inquiries or making any proposal by, any third party relating to an Acquisition Proposal, or (iii) except as permitted below, enter into any agreement with respect to any Acquisition Proposal or approve an Acquisition Proposal. Notwithstanding anything to the contrary contained in this Section 3 (or in Section 5.6 or any other provision of the Merger Agreement), prior to the Company Stockholders Meeting, the Company and its Board of Directors (the "Company Board") may participate in discussions or negotiations with or furnish information to any third party making an unsolicited Acquisition Proposal (a "Potential Acquiror") or approve or recommend an unsolicited Acquisition Proposal if both (A) a majority of the directors of the Company Board, without including directors who may be considered Affiliates (as defined in Rule 405 under the Securities Act), of any person making an Acquisition Proposal ("disinterested directors") determines in good faith, after receiving advice from its independent financial advisor, that a Potential Acquiror has submitted to the Company an Acquisition Proposal that is a Superior Proposal (as hereinafter defined), and (B) a majority of the disinterested directors of the Company Board determines in good faith, after receiving advice from reputable outside legal counsel experienced in such matters (and the parties hereto agree that the law firm of Stradling Yocca Carlson & Rauth is so experienced), that the failure to participate in such discussions or negotiations or to furnish such information or to approve or recommend such unsolicited Acquisition Proposal is inconsistent with the Company Board's fiduciary duties under applicable law. In the event that any Stockholder shall receive any Acquisition Proposal, he or she shall promptly (and in no event later than 24 hours after receipt thereof) furnish to Buyer the identity of the Potential Acquiror, the terms of such Acquisition Proposal, copies of all information requested by the Potential Acquiror, and shall further promptly inform Buyer in writing as to the fact such information is to be provided after compliance with the terms of the preceding sentence. Without limiting the foregoing, each of the Stockholders understands and agrees that any violation of the restrictions set forth in this Section 3 by any Stockholder, whether or not such Stockholder is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of Section 5.6(b) of the Merger Agreement sufficient to enable Buyer to terminate the Merger Agreement pursuant to Section 7.1(d)(i) thereof.

      (c) For the purposes of this Agreement, "Acquisition Proposal" shall mean any proposal, whether in writing or otherwise, made by any person other than Buyer and its Subsidiaries to acquire "beneficial ownership" (as defined under Rule 13(d) of the Exchange Act) of 20% or more of the assets of, or 20% or more of the outstanding capital stock of any of the Company or its Subsidiaries pursuant to a merger, consolidation, exchange of shares or other business combination, sale of shares of capital stock, sales of assets, tender offer or exchange offer or similar transaction involving the Company or its Subsidiaries.

      (d) The term "Superior Proposal" means any bona fide Acquisition Proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the Company Common Stock then outstanding or all or substantially all the assets of the Company, and otherwise on terms that a majority of the disinterested directors determines, in good faith, to be more favorable to the Company and its stockholders than the Merger (after receiving advice from the Company's independent financial advisor that the Acquisition Proposal is more favorable to the Company's stockholders, from a financial point of view, than the Merger) and for which financing, to the extent required, is then committed.

    4.  Representations and Warranties of the Stockholders.  The Stockholders severally, but not jointly, hereby represent and warrant to Buyer that:

      (a) Each Stockholder has the requisite legal capacity and authority to execute and deliver this Agreement, to perform the obligations of the Stockholder under this Agreement and to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by such Stockholder and constitutes a valid and legally binding obligation of such Stockholder enforceable in accordance with its terms, except to the extent that enforceability thereof may be limited by bankruptcy and other similar laws and general principles of equity;

      (b) Each Stockholder's execution, delivery and performance of this Agreement will not result in the creation of any Lien upon any of the shares of Company Common Stock held by such Stockholder under any of the terms, conditions or provisions of any contract to which such Stockholder is a party;

      (c) No filing or registration with or notification to and no permit, authorization, consent or approval of, any court, commission, governmental body, regulatory authority, agency or tribunal wherever located is required to be obtained, made or given by any Stockholder in connection with the execution, delivery and performance by any Stockholder of this Agreement; and

      (d) The signature page of this Agreement correctly sets forth the number of shares of Company Common Stock owned by each Stockholder as of the date of this Agreement. Each Stockholder has good title to all of the shares of Company Common Stock set forth below his name on the signature page hereto free and clear of all liens, security interests and encumbrances or any restrictions on transfer.

    5.  Capacity.  The parties hereby agree that the Stockholders are executing this Agreement solely in their capacity as Stockholders of the Company. Nothing contained in this Agreement shall limit or otherwise affect the conduct or exercise of the Stockholders' fiduciary duties as officers or directors of the Company.

    6.  Further Assurances.  Each Stockholder will, upon the request of Buyer, execute and deliver such documents and take such action reasonably requested by Buyer to effectuate the purposes of this Agreement and to consummate the transactions contemplated by the Merger Agreement.

    7.  Termination.  This Agreement shall terminate upon the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. In the event this Agreement is terminated, this Agreement shall immediately become void, there shall be no liability under this Agreement on the part of Buyer, its officers or directors or the Stockholders, and all rights and obligations of the parties to this Agreement shall cease.

    8.  Expenses.  Each party hereto shall pay its own expenses incurred in connection with this Agreement, except as otherwise specified in the Merger Agreement.

    9.  Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, without the necessity of proving damages or posting any bond, and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

    10.  Notice.  All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or if sent by telex or facsimile (with receipt electronically confirmed) to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

      (a) if to a Stockholder:    To the address set forth on the signature page(s) hereto

      with a copy to:

      Stradling Yocca Carlson & Rauth
      660 Newport Center Drive, Suite 1600
      Newport Beach, CA 92660
      Attention: Nick E. Yocca, Esq.
      Facsimile No.: (949) 725-4100
      Telephone No.: (949) 725-4000

      (b) if to Buyer:

      ADC Telecommunications, Inc.
      12501 Whitewater Drive
      Minnetonka, MN 55343
      Attention: General Counsel
      Facsimile No.: (612) 946-3292
      Telephone No.: (612) 938-8080

      with a copy to:

      Dorsey & Whitney LLP
      Pillsbury Center South
      220 South Sixth Street
      Minneapolis, MN 55402
      Attention: Robert A. Rosenbaum, Esq.
      Facsimile No.: (612) 340-8738
      Telephone No.: (612) 340-2600

    11.  Parties in Interest.  This Agreement shall inure to the benefit of and be binding upon the parties named herein and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any Person other than the Stockholders or Buyer, or their permitted successors or assigns, any rights or remedies under or by reason of this Agreement.

    12.  Entire Agreement; Amendments.  This Agreement, together with the Merger Agreement and the other documents referred to therein, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, both written or oral, between the parties with respect to the subject matter hereof. This Agreement may not be changed, amended or modified orally, but only by an agreement in writing signed by the party against whom any waiver, change, amendment, modification or discharge may be sought.

    13.  Assignment.  No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party hereto.

    14.  Interpretation.  The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. The headings of articles and sections herein are for convenience of reference, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

    15.  Counterparts.  This Agreement may be executed via facsimile in two or more counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

    16.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof.

    17.  Validity.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

*  *  *  *  *

    IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the day and year first written above.

ADC TELECOMMUNICATIONS, INC.
By:	/s/ ARUN SOBTI Arun Sobti Senior Vice President, President Broadband Access and Transport Group
STOCKHOLDERS
By:	/s/ CHARLES S. STRAUCH Name: Charles S. Strauch Address: 10 Vista De San Clemente, Laguna Beach, CA 92651 Number of Shares Held: 792,173
By:	/s/ MICHAEL PASCOE Name: Michael Pascoe Address: 11377 Seneca Knoll Drive, Great Falls, VA 22066 Number of Shares Held: 0
By:	/s/ HOWARD S. FLAGG Name: Howard S. Flagg Address: 5301 Winnetka Avenue, Woodland Hills, CA 91364 Number of Shares Held: 491,376

By:	/s/ BENEDICT A. ITRI Name: Benedict A. Itri Address: 21201 Poston Lane, Huntington Beach, CA 92646 Number of Shares Held: 1,049,747
By	/s/ ROBERT R. PRICE Name: Robert R. Price Address: 7 White Pine Drive, Newport Coast, CA 92657 Number of Shares Held: 602
By	/s/ HOWARD G. BUBB Name: Howard G. Bubb Address: 21 Fernwood Place, Mountain Lakes, NJ 07046 Number of Shares Held: 0
By	/s/ ROBERT C. HAWK Name: Robert C. Hawk Address: 785 S. Biscay Street, Aurora, CO 80016 Number of Shares Held: 0
By:	/s/ ROBERT A. HOFF Name: Robert A. Hoff Address: 15 Bluff View, Irvine, CA 92715 Number of Shares Held: 19,980
By:	/s/ B. ALLEN LAY Name: B. Allen Lay Address: 19 Caballeros Road, Rolling Hills, CA 90274 Number of Shares Held: 85,676

ANNEX D

FAIRNESS OPINION

February 22, 2000

CONFIDENTIAL

Board of Directors
PairGain Technologies, Inc.
14402 Franklin Ave.
Tustin, CA 92780

Dear Members of the Board:

    We understand that PairGain Technologies, Inc. ("PairGain" or "Company"), ADC Telecommunications, Inc. ("ADC" or "Parent") and ADC Acquisition Corp., a wholly-owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which, through the merger of Merger Sub with and into the Company (the "Merger"), each outstanding share of common stock of the Company ("Company Common Stock") will be converted into the right to receive 0.43 (the "Exchange Ratio") shares of common stock of the Parent ("Parent Common Stock"). The Merger is intended to be a tax-free reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended, and to be accounted for as a pooling of interests pursuant to Opinion No. 16 of the Accounting Principles Board. The terms and conditions of the above-described Merger are more fully detailed in the Agreement.

    You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to PairGain stockholders.

    Broadview International LLC ("Broadview") focuses on providing merger and acquisition advisory services to information technology ("IT"), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to PairGain's Board of Directors and will receive a fee from PairGain upon the successful conclusion of the Merger.

    In rendering our opinion, we have, among other things:

    1.)
    reviewed the terms of a draft of the Agreement dated February 20, 2000 furnished to us by the ADC's counsel on February 20, 2000 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the Agreement to be executed);

    2.)
    reviewed PairGain's annual report on Form 10-K for the fiscal year ended December 31, 1998, including the audited financial statements included therein and PairGain's financial press release dated February 3, 2000, for the fiscal year ended December 31, 1999, including the unaudited financial statements included therein;

    3.)
    reviewed certain internal financial and operating information concerning PairGain, including quarterly projections through December 31, 2000, relating to PairGain, prepared and furnished to us by PairGain management;

    4.)
    participated in discussions with PairGain management concerning the operations, business strategy, current financial performance and prospects for PairGain;

    5.)
    discussed with PairGain management its view of the strategic rationale for the Merger;

    6.)
    reviewed the recent reported closing prices and trading activity for Company Common Stock;

    7.)
    compared certain aspects of the financial performance of PairGain with public companies we deemed comparable;

    8.)
    analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Merger;

    9.)
    reviewed recent equity research analyst reports covering PairGain;

    10.)
    reviewed ADC's annual report on Form 10-K for the fiscal year ended October 31, 1999, including the audited financial statements included therein, and ADC's financial press release dated February 17, 2000, for the period ended January 31, 2000, including the unaudited financial statements included therein;

    11.)
    participated in discussions with ADC management concerning the operations, business strategy, financial performance and prospects for ADC;

    12.)
    reviewed the recent reported closing prices and trading activity for ADC common stock;

    13.)
    discussed with ADC management its view of the strategic rationale for the Merger;

    14.)
    compared certain aspects of the financial performance of ADC with public companies we deemed comparable;

    15.)
    reviewed recent equity analyst reports covering ADC;

    16.)
    analyzed the anticipated effect of the Merger on the future financial performance of the combined entity;

    17.)
    participated in discussions related to the Merger with PairGain, ADC and their respective advisors; and

    18.)
    conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

    In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by PairGain or ADC. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of PairGain as to the future performance of PairGain. We have neither made nor obtained an independent appraisal or valuation of any of PairGain's assets.

    Based upon and subject to the foregoing, we are of the opinion that the Exchange Ratio is fair, from a financial point of view, to PairGain stockholders.

    For purposes of this opinion, we have assumed that neither PairGain nor ADC is currently involved in any material transaction other than the Merger, other publicly announced transactions, other preliminary discussions confidentially disclosed to us, and those activities undertaken in the ordinary course of conducting their respective businesses. We have also assumed that the Company's divestiture of its microelectronics engineering development group to GlobeSpan, Inc. will be completed prior to the consummation of the Merger. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions would require a reevaluation of this opinion. We express no opinion as to the price at which ADC common stock will trade at any time in the future.

    This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of PairGain in connection with its consideration of the Merger and does not constitute a recommendation to any PairGain stockholder as to how such stockholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and the inclusion of this opinion in its entirety in the Prospectus/Proxy Statement to be distributed to PairGain stockholders in connection with the Merger.

                      Sincerely,

                      /s/ Broadview International LLC

ANNEX E

ALTITUN AB and Subsidiaries

    Consolidated financial statements as of
December 31, 1999 and 1998
together with report of
independent public accountants

Report of independent public accountants

To the Board of Directors and Shareholders of
ALTITUN AB:

    We have audited the accompanying consolidated balance sheets of ALTITUN AB (a Swedish company) and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1999 and 1998 and for the period from inception (June 18, 1997) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALTITUN AB and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998 and for the period from inception (June 18, 1997) to December 31, 1997, in conformity with accounting principles generally accepted in the United States.

                      /s/ Arthur Andersen LLP

Minneapolis, Minnesota
May 19, 2000

ALTITUN AB AND SUBSIDIARIES

Consolidated balance sheets

As of December 31

	1999	1998
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,406,803	$1,624,006
Trade accounts receivable	82,845	62,235
Other receivables	104,303	128,707
Inventories	91,168	87,299
Prepaid expenses and other	104,608	38,673

Total current assets	7,789,727	1,940,920
PROPERTY, PLANT AND EQUIPMENT:
Plant and machinery	520,918	261,430
Equipment	281,690	67,151
Construction in progress	48,977	—
Less—Accumulated depreciation	(167,088)	(38,757)

Net property, plant and equipment	684,497	289,824
OTHER ASSETS	6,293	—

	$8,480,517	$2,230,744

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$111,840	$123,100
Accounts payable	214,167	113,431
Other liabilities	48,682	16,072
Accrued expenses and deferred income	372,625	146,701

Total current liabilities	747,314	399,304

OTHER LONG-TERM LIABILITIES	30,087	—
COMMITMENTS AND CONTINGENCIES (Note 4)
SHAREHOLDERS' EQUITY:
Preferred A stock, $1 par value, 287,700 shares authorized, issued and outstanding	168,736	—
Preferred B stock, $1 par value, 280,600 shares authorized, issued and outstanding	179,352	179,352
Common stocks—
Class A, $1 par value, 410,000 shares authorized, issued and outstanding	240,465	240,465
Class B, $1 par value, 93,200 shares authorized, issued and outstanding	39,882	39,882
Foreign currency translation	4,298	142
Stock subscription receivable	(1,009,953)	—
Additional paid-in capital	11,850,152	2,333,439
Accumulated deficit	(3,769,816)	(961,840)

Total shareholders' equity	7,703,116	1,831,440

	$8,480,517	$2,230,744

The accompanying notes are an integral part of these consolidated balance sheets.

ALTITUN AB AND SUBSIDIARIES

Consolidated statements of operations

	For the Years Ended December 31		For the Period From Inception (June 18, 1997) to December 31, 1997
	1999	1998
NET SALES	$645,552	$658,932	$33,430
COST OF GOODS SOLD	1,501,061	521,558	54,291

Gross profit (loss)	(855,509)	137,374	(20,861)

OPERATING EXPENSES:
Selling and administrative	1,271,577	622,554	4,088
Research and development	735,210	479,601	1,459

Total operating expenses	2,006,787	1,102,155	5,547
OTHER INCOME, net	54,320	27,780	1,569

Net loss	$(2,807,976)	$(937,001)	$(24,839)

COMPREHENSIVE LOSS:
Net loss	$(2,807,976)	$(937,001)	$(24,839)
Foreign currency gain	4,156	142	—

Total comprehensive loss	$(2,803,820)	$(936,859)	($24,839)

The accompanying notes are an integral part of these consolidated financial statements.

ALTITUN AB and subsidiaries
Consolidated statements of shareholders' equity

	Preferred stock				Common stock
	Preferred A		Preferred B		Class A		Class B
									Foreign currency translation	Stock subscription receivable	Additional paid-in capital	Accumulated deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					Total
Balance, inception (June 18, 1997)	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of common shares	—	—	—	—	410,000	240,465	93,200	39,882	—	—	—	—	280,347
Net loss	—	—	—	—	—	—	—	—	—	—	—	(24,839)	(24,839)

Balance, December 31, 1997	—	—	—	—	410,000	240,465	93,200	39,882	—	—	—	(24,839)	255,508
Issuance of Preferred B shares	—	—	280,600	179,352	—	—	—	—	—	—	2,333,439	—	2,512,791
Foreign currency translation	—	—	—	—	—	—	—	—	142	—	—	—	142
Net loss	—	—	—	—	—	—	—	—	—	—	—	(937,001)	(937,001)

Balance, December 31, 1998	—	—	280,600	179,352	410,000	240,465	93,200	39,882	142	—	2,333,439	(961,840)	1,831,440
Issuance of Preferred A shares	287,700	168,736	—		—	—	—	—	—	—	9,516,713	—	9,685,449
Foreign currency translation	—	—	—	—	—	—	—	—	4,156	—	—	—	4,156
Stock subscription receivable	—	—	—	—	—	—	—	—	—	(1,009,953)	—	—	(1,009,953)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(2,807,976)	(2,807,976)

Balance, December 31, 1999	287,700	$168,736	280,600	$179,352	410,000	$240,465	93,200	$39,882	$4,298	$(1,009,953)	$11,850,152	$(3,769,816)	$7,703,116

The accompanying notes are an integral part of these consolidated financial statements.

ALTITUN AB AND SUBSIDIARIES
Consolidated statements of cash flows

	For the years ended December 31		For the period from inception (June 18, 1997) to December 31, 1997
	1999	1998
OPERATING ACTIVITIES:
Net loss	$(2,807,976)	$(937,001)	$(24,839)
Adjustments to reconcile net loss to net cash used in operating activities—
Depreciation	131,822	13,835	128
Translation adjustment differences	(68,480)	(31,271)	—
Net change in other operating items:
Trade accounts receivable	(20,610)	(45,195)	(17,496)
Other receivables	24,404	(120,106)	(21,524)
Inventories	(3,869)	(70,883)	(16,857)
Prepaid expenses and other	(65,935)	(26,313)	—
Accounts payable	100,736	90,212	23,842
Other liabilities	32,610	16,072	—
Accrued expenses and deferred income	225,924	98,439	49,556

Net cash used in operating activities	(2,451,374)	(1,012,211)	(7,190)

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(453,859)	(418,369)	(787)

Net cash used in investing activities	(453,859)	(418,369)	(787)

FINANCING ACTIVITIES:
Borrowings (repayments) under loan agreement	(11,260)	110,790	12,640
Increase in other assets	(6,293)	—	—
Increase in other long-term liabilities	30,087	—	—
Issuance of stock	8,675,496	2,637,037	302,096

Net cash provided by financing activities	8,688,030	2,747,827	314,736

Increase in cash and cash equivalents	5,782,797	1,317,247	306,759
CASH AND CASH EQUIVALENTS, beginning of period	1,624,006	306,759	—

CASH AND CASH EQUIVALENTS, end of period	$7,406,803	$1,624,006	$306,759

The accompanying notes are an integral part of these consolidated financial statements.

ALTITUN AB AND SUBSIDIARIES

Notes to consolidated financial statements

December 31, 1999 and 1998

1 Summary of significant accounting policies and organization

Business and basis of presentation

    The consolidated financial statements of ALTITUN AB, a Swedish company, include the wholly owned subsidiaries of Altitun Inc. in the United States, Altitun Ltd. in the United Kingdom and Altitun Finans AB in Sweden (collectively, the Company). The business concept of the Company is based on the exploitation of a new type of component for fiber-optic communication. The Company was founded on June 18, 1997 through the issuance of 40,000 shares of Class A common stock.

    On May 17, 2000, the Company was acquired by ADC Telecommunications, Inc. (ADC) through the exchange of ADC shares for all outstanding shares of the Company.

Cash and cash equivalents

    The Company considers all highly liquid investments which are convertible into known amounts of cash and have an original maturity of three months or less to be cash equivalents. The fair value of cash equivalents approximates carrying value because of the short maturity of the investments.

Inventories

    Inventories are stated at the lower of first-in, first-out cost or market and consisted of the following at December 31:

	1999	1998
Finished goods	$65,707	$87,299
Work in process	25,461	—

	$91,168	$87,299

Property, plant and equipment

    Property, plant and equipment are stated at cost. Additions and improvements that extend the life of an asset are capitalized, while repairs and maintenance costs are charged to expense as incurred. Depreciation is provided principally using the straight-line method based upon an estimated useful life of five years for machinery and equipment and three years for office equipment.

Revenue recognition

    Revenues are recognized as products are shipped.

Research and development costs

    Expenditures for research and development are expensed as incurred.

Income taxes

    Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities.

Use of estimates

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

Recent accounting pronouncements

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of SFAS No. 133 will have a significant effect on the financial position or results of operations of the Company.

2 Income taxes

    Since formation, due to recurring losses, the Company has not been in a tax-paying position. The cumulative tax losses were approximately $3,500,000 as of December 31, 1999. According to Swedish tax provisions, tax losses can be carried forward to offset future income for an unlimited period of time. Due to the uncertainty of the utilization of net operating loss carryforwards, the deferred tax asset related to the net operating losses has a 100 percent valuation allowance. The Company had no other significant deferred tax assets or liabilities.

3 Shareholders' equity

Common and preferred stocks

    The Company has 410,000 shares of Class A common stock outstanding, 93,200 shares of Class B common stock outstanding, 287,700 shares of Preferred A stock outstanding and 280,600 shares of Preferred B stock outstanding as of December 31, 1999.

    One share of Class A common stock, one share of Preferred A stock and one share of Preferred B stock are each entitled to one vote. One share of Class B common stock is entitled to 1/10 of one vote. In the event of liquidation, Preferred A share owners are paid first, followed by Preferred B share owners, Class A common share owners and then Class B common share owners.

Employee stock options

    The Company has three stock option programs that allow employees to become shareholders in the Company. Options for 20,000 shares of Class B common stock were issued in March 1998 at an option price ranging from $1 to $2 per share. During December 1999, 85,500 options for Class B common stock were issued at $1 per share and 62,864 options for Class B common stock were issued at $1 per share. Each option can be exercised for one share of Class B common stock. Vesting is immediate for the options issued in March 1998 and the 85,500 options issued in December of 1999.

The 62,864 options issued in December of 1999 vest on a pro rata basis over a five-year period, beginning on the date of grant. No stock options have been canceled, forfeited or exercised.

    The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, compensation cost has been recognized for options granted that have an exercise price less than the fair value of the underlying stock at the date of grant. Had compensation cost been determined consistent with the provisions of SFAS No. 123, net income for the Company would have been the following pro forma amounts as of December 31:

	1999	1998	1997
Net loss:
As reported	$2,807,976	$937,001	$24,839
Pro forma	2,949,732	937,001	24,839

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used by the Company for the year ended December 31, 1999: no dividend yield, no volatility, risk-free interest rate of 4.6 percent and expected lives of 4.5 years. The weighted average fair value per share of the options granted during 1999, 1998 and 1997 are estimated to be $13.34, $0.00 and $0.00, respectively.

4 Commitments and contingencies

Financing arrangements

    The Company received a loan of $125,000 from Nutek, a Swedish governmental development organization, of which $111,840 was outstanding at December 31, 1999. The loan has no collateral or covenants and does not expire, but it is to be repaid at a rate of 5 percent of sales. The loan bears interest at the Official Swedish Discount Rate plus 4 percent (6 percent as of December 31, 1999). As the full amount of the loan is expected to be repaid within the next year, it has been classified as a short term borrowing.

Lease commitments

    The Company leases office facilities in which they operate and certain equipment. Rent expense under these leases was $139,554 and $57,057 for the years ended December 31, 1999 and 1998 and $0 for the period from inception (June 18, 1997) to December 31, 1997. Future minimum lease payments under noncancelable operating leases are as follows:

2000	$262,747
2001	241,488
2002	247,353
2003	253,218
2004 and thereafter	259,083

$1,263,889

Legal proceedings

    In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, upon consultation with legal counsel, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position or results of operations.

5 Foreign sales

    The Company had foreign sales amounting to 95 percent and 93 percent of net sales for the years ended December 31, 1999 and 1998 and 68 percent of net sales for the period from inception (June 18, 1997) to December 31, 1997.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person's official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person's official capacity for other affiliated organizations. Article IX of the Restated bylaws of ADC provides that ADC shall indemnify officers and directors to the extent permitted by Section 302A.521 as now enacted or hereafter amended.

    ADC also maintains an insurance policy or policies to assist in funding indemnification of directors and officers for certain liabilities.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Exhibit Title
2.1	Agreement and Plan of Merger dated as of February 22, 2000 by and among ADC Telecommunications, Inc., Roman Acquisition Corp. and PairGain Technologies, Inc. (included as Annex A to the proxy statement/prospectus contained in this registration statement).
2.2	Stock Option Agreement dated as of February 22, 2000 by and between ADC Telecommunications, Inc. and PairGain Technologies, Inc. (included as Annex B to the proxy statement/prospectus contained in this registration statement).
2.3	Form of Voting Agreement dated as of February 22, 2000 by and among ADC Telecommunications, Inc. and various PairGain Technologies, Inc. directors and executive officers (included as Annex C to the proxy statement/prospectus contained in this registration statement).
3.1	Restated Articles of Incorporation of ADC Telecommunications, Inc., as amended. (Incorporated by reference to Exhibit 4.1 to ADC's Registration Statement on Form S-3 dated April 15, 1997.)
3.2	Articles of Amendment to Restated Articles of Incorporation of ADC Telecommunications, Inc. (Incorporated by reference to Exhibit 4-f to ADC's Form 10-Q for the quarter ended January 31, 2000.)
3.3	Restated Bylaws of ADC Telecommunications, Inc., as amended. (Incorporated by reference to Exhibit 4.2 to ADC's Registration Statement on Form S-3 dated April 15, 1997.)

4.1	Form of certificate for shares of common stock of ADC Telecommunications, Inc. (Incorporated by reference to Exhibit 4-a to ADC's Form 10-Q for the quarter ended January 31, 1996.)
4.2	Second Amended and Restated Rights Agreement, amended and restated as of November 28, 1995, between ADC Telecommunications, Inc. and Norwest Bank Minnesota, National Association (amending and restating the Rights Agreement dated as of September 23, 1986, as amended and restated as of August 16, 1989 and November 28, 1995), which includes as Exhibit A thereto the form of Right certificate. (Incorporated by reference to Exhibit 4 to ADC'S Form 8-K dated December 11, 1995.)
4.3	Amendment to Second Amended and Restated Rights Agreement dated as of October 6, 1999 (Incorporated by reference to Exhibit 4-c to ADC's Form 10-K for the fiscal year ended October 31, 1999.)
*5.1	Opinion of Dorsey & Whitney LLP regarding the legality of the securities being issued.
8.1	Opinion of Stradling Yocca Carlson & Rauth regarding certain tax matters.
23.1	Consent of Arthur Andersen LLP with respect to ADC Telecommunications, Inc.'s financial statements.
23.2	Consent of PricewaterhouseCoopers, Chartered Accountants and Registered Auditors with respect to ADC Telecommunications, Inc.'s financial statements.
23.3	Consent of Ernst & Young, Registered Auditors with respect to ADC Telecommunications, Inc.'s financial statements.
23.4	Consent of Deloitte & Touche LLP with respect to PairGain Technologies, Inc.'s financial statements.
*23.5	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
*23.6	Consent of Stradling Yocca Carlson & Rauth (included in Exhibit 8.1)
*24.1	Power of Attorney.
99.1	Opinion of Broadview International, LLC (included as Annex D to the proxy statement/prospectus contained in this registration statement).

*
Previously filed.

    (b) Not applicable.

    (c) Opinion of Broadview International, LLC (included as Annex D to the proxy statement/prospectus contained in this registration statement).

ITEM 22. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

    (1) that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (2) that, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

    (3) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (4) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request;

    (5) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective; and

    (6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, State of Minnesota as of the 22nd day of May, 2000.

ADC TELECOMMUNICATIONS, INC.
By:	/s/ WILLIAM J. CADOGAN William J. Cadogan Chairman of the Board, President, and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on May 22, 2000, by the following persons on behalf of the Registrant and in the capacities indicated:

Signature	Title

/s/ WILLIAM J. CADOGAN William J. Cadogan	Chairman of the Board, President and Chief Executive Officer
/s/ ROBERT E. SWITZ Robert E. Switz	Sr. Vice President, Chief Financial Officer (Principal Financial Officer)
/s/ CHARLES T. ROEHRICK Charles T. Roehrick	Vice President, Controller (Principal Accounting Officer)
/s/ JOHN P. BLANCHARD III John P. Blanchard III	Director
/s/ JOHN J. BOYLE III John J. Boyle III	Director
/s/ JAMES C. CASTLE James C. Castle	Director
/s/ B. KRISTINE JOHNSON B. Kristine Johnson	Director

/s/ JEAN-PIERRE ROSSO Jean-Pierre Rosso	Director
/s/ JOHN W. SIDGMORE John W. Sidgmore	Director
/s/ JOHN D. WUNSCH John D. Wunsch	Director
/s/ CHARLES D. YOST Charles D. Yost	Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
2.1	Agreement and Plan of Merger dated as of February 22, 2000 by and among ADC Telecommunications, Inc., Roman Acquisition Corp. and PairGain Technologies, Inc. (included as Annex A to the proxy statement/prospectus contained in this registration statement).
2.2	Stock Option Agreement dated as of February 22, 2000 by and between ADC Telecommunications, Inc. and PairGain Technologies, Inc. (included as Annex B to the proxy statement/prospectus contained in this registration statement).
2.3	Form of Voting Agreement dated as of February 22, 2000 by and among ADC Telecommunications, Inc. and various PairGain Technologies, Inc. directors and executive officers (included as Annex C to the proxy statement/prospectus contained in this registration statement).
3.1	Restated Articles of Incorporation of ADC Telecommunications, Inc., as amended. (Incorporated by reference to Exhibit 4.1 to ADC's Registration Statement on Form S-3 dated April 15, 1997.)
3.2	Articles of Amendment to Restated Articles of Incorporation of ADC Telecommunications, Inc. (Incorporated by reference to Exhibit 4-f to ADC's Form 10-Q for the quarter ended January 31, 2000.)
3.3	Restated Bylaws of ADC Telecommunications, Inc., as amended. (Incorporated by reference to Exhibit 4.2 to ADC's Registration Statement on Form S-3 dated April 15, 1997.)
4.1	Form of certificate for shares of common stock of ADC Telecommunications, Inc. (Incorporated by reference to Exhibit 4-a to ADC's Form 10-Q for the quarter ended January 31, 1996.)
4.2	Second Amended and Restated Rights Agreement, amended and restated as of November 28, 1995, between ADC Telecommunications, Inc. and Norwest Bank Minnesota, National Association (amending and restating the Rights Agreement dated as of September 23, 1986, as amended and restated as of August 16, 1989 and November 28, 1995), which includes as Exhibit A thereto the form of Right certificate. (Incorporated by reference to Exhibit 4 to ADC'S Form 8-K dated December 11, 1995.)
4.3	Amendment to Second Amended and Restated Rights Agreement dated as of October 6, 1999 (Incorporated by reference to Exhibit 4-c to ADC's Form 10-K for the fiscal year ended October 31, 1999.)
*5.1	Opinion of Dorsey & Whitney LLP regarding the legality of the securities being issued.
8.1	Opinion of Stradling Yocca Carlson & Rauth regarding certain tax matters.
23.1	Consent of Arthur Andersen LLP with respect to ADC Telecommunications, Inc.'s financial statements.
23.2	Consent of PricewaterhouseCoopers, Chartered Accountants and Registered Auditors with respect to ADC Telecommunications, Inc.'s financial statements.
23.3	Consent of Ernst & Young, Registered Auditors with respect to ADC Telecommunications, Inc.'s financial statements.
23.4	Consent of Deloitte & Touche LLP with respect to PairGain Technologies, Inc.'s financial statements.
*23.5	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
*23.6	Consent of Stradling Yocca Carlson & Rauth (included in Exhibit 8.1)

*24.1	Power of Attorney (included on signature page).
99.1	Opinion of Broadview International, LLC (included as Annex D to the proxy statement/prospectus contained in this registration statement).

*
Previously filed.

QuickLinks

REFERENCE TO ADDITIONAL INFORMATION
QUESTIONS AND ANSWERS ABOUT THE PAIRGAIN/ADC MERGER

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ADC TELECOMMUNICATIONS, INC. (in thousands except per share data)
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PAIRGAIN TECHNOLOGIES, INC. (in thousands except per share data)
SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF ADC TELECOMMUNICATIONS, INC. AND PAIRGAIN TECHNOLOGIES, INC. (in thousands except per share data)
COMPARATIVE PER SHARE DATA
MARKET PRICE AND DIVIDEND INFORMATION
RISK FACTORS
THE SPECIAL MEETING OF PAIRGAIN STOCKHOLDERS
THE MERGER
THE MERGER AGREEMENT
STOCK OPTION AGREEMENT
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
COMPARISON OF RIGHTS OF SHAREHOLDERS OF ADC AND PAIRGAIN
EXPERTS
LEGAL MATTERS
FUTURE SHAREHOLDER PROPOSALS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

EXHIBITS
AGREEMENT AND PLAN OF MERGER
WITNESSETH:
ARTICLE I THE MERGER
ARTICLE II CONVERSION OF SECURITIES
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF MERGER SUB AND PARENT
ARTICLE V COVENANTS AND AGREEMENTS
ARTICLE VI CONDITIONS TO CLOSING
ARTICLE VII TERMINATION
ARTICLE VIII MISCELLANEOUS
STOCK OPTION AGREEMENT
FORM OF VOTING AGREEMENT
FAIRNESS OPINION
ALTITUN AB and Subsidiaries
ALTITUN AB AND SUBSIDIARIES Consolidated statements of cash flows
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS